Form 10KSB, Exhibit 13
period 1996-09-30
PERRY COUNTY FINANCIAL CORP
filed 1996-12-31
CIK 931074

Business of the Company and the Bank

On November 23, 1994 Perry County Savings Bank converted its charter to a federally chartered savings bank and changed its name to Perry County Savings Bank, FSB (Bank).  On February 10, 1995,
Perry County Savings Bank, FSB converted from mutual to stock form and became a wholly-owned subsidiary of a newly formed Missouri holding company, Perry County Financial Corporation (Company).
The Company issued 856,452 shares of common stock at $10 per share in conjunction with the offering.  Net proceeds from the sale of common stock in the offering were $7,267,041, after deduction of conversion costs of $612,319, and unearned compensation related to shares issued to the Employee Stock Ownership Plan (ESOP).  The Company retained 50% of the net conversion proceeds, less the funds used to originate a loan to the ESOP for the purchase of shares of common stock, and used the balance of the net proceeds to purchase all of the stock of the Bank in the conversion.

The Company has no significant assets other than common stock of the Bank, and the loan to the
ESOP, and net proceeds retained by the Company following the conversion.  The Company's principal business is the business of the Bank.  The Bank's deposit accounts are insured up to a maximum of
$100,000 by the Savings Association Insurance Fund (SAIF), which is administered by the Federal
Deposit Insurance Corporation (FDIC). The Bank's primary business, as conducted through its office located in Perryville, Missouri, is the origination of mortgage loans secured by one- to four-family residences located primarily in Perry County.  Lending activities are funded through attraction of deposit accounts, consisting of certificate accounts, money-market deposit accounts, savings accounts and
NOW accounts.  To a lesser extent, the Bank also originates mortgage loans on commercial real estate, construction loans on single-family residences and commercial properties, and loans secured by deposit accounts.

Common Stock

The common stock of Perry County Financial Corporation is traded on the NASDAQ Small Cap Market under the symbol "PCBC".  The following table sets forth the market price and dividend information on the Company's common stock:

Quarter Ended            High        Low          Dividend
March 31, 1995           $15.250     $12.375           $.00
June 30, 1995            $15.750     $14.000           $.00
September 30, 1995       $17.250     $14.875           $.00

December 31, 1995        $19.750     $17.750           $.00
March 31, 1996           $18.750     $17.750           $.30
June 30, 1996            $17.500     $16.000           $.00
September 30, 1996       $18.500     $17.250           $.00

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.  Restrictions on dividend payments are described in note 10 of the Notes to Consolidated Financial Statements.

As of December 1, 1996, the Company had approximately 470 stockholders of record (which includes
nominees for beneficial owners holding shares in "street name").                               Selected Financial Highlights



Financial Condition Data:

                                                           At September 30,
                                             1996     1995      1994      1993     1992
                                                          (Dollars in Thousands)
  Assets                                  $ 81,149    76,421    69,914   68,818    68,324
  Cash and cash equivalents and securities$ 38,150    36,377    31,841   23,620    17,989
  Mortgage-backed and related securities  $ 29,819    31,190    31,200   38,457    43,174
  Loans receivable, net                   $ 11,718     7,810     5,813    5,780     6,038
  Deposits                                $ 62,712    60,178    61,296   61,602    61,944
  Advances from FHLB                      $  2,500      -          500     -         -
  Stockholders' equity(1)                 $ 15,072    15,683     7,613    6,965     6,110

Full service offices open                        1         1         1        1         1

Operating Data:
                                                  For the Year Ended September 30,
                                             1996     1995      1994      1993     1992
                                                          (Dollars in Thousands)
  Interest income                         $  5,295     4,839     4,320    4,712     5,424
  Interest expense                          (3,121)   (2,859)   (2,374)  (2,695)   (3,577)
    Net interest income                      2,174     1,980     1,946    2,017     1,847
  Provision for loan losses                    (15)     -        -         -         -
    Net interest income after provision
      for loan losses                        2,159     1,980     1,946    2,017     1,847
  Noninterest income                           145        50        30       34        41
  Noninterest expense                       (1,552)     (862)     (764)    (743)     (725)
    Earnings before income taxes and
      cumulative effect of change in
      accounting principle                     752     1,168     1,212    1,308     1,163
  Income taxes                                (296)     (432)     (452)    (453)     (410)
    Earnings before cumulative effect of
      change in accounting principle           456       736       760      855       753
  Cumulative effect of change
    in accounting principle                   -         -         (112)    -         -
  Net earnings                            $    456       736       648      855       753

  Earnings per share                      $    .57      (2)      -         -         -

  Dividends per share                     $    .30       .00     -         -         -

(1)Stockholders' equity at September 30, 1996 and 1995 includes $7,267,041 from the net proceeds of the sale of common stock in connection with the conversion from a mutual to stock institution and formation of a holding company.

(2)Earnings per share is not meaningful since common stock was issued on February 10, 1995.

Management's Discussion and Analysis of Financial Condition and Results of Operations


The business of the Bank has been that of a financial intermediary consisting primarily of attracting deposits from the general public and using such deposits to originate mortgage loans secured by one-
to four-family residences and, to a lesser extent, commercial real estate loans, real estate construction loans and loans secured by deposit accounts.  The Bank's revenues are derived principally from interest earned on loans, investments, and mortgage-backed and related securities
(MBSs).  The operations of the Bank are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the Office of Thrift Supervision (OTS)
and the Federal Deposit Insurance Corporation (FDIC).  The Bank's cost of funds is influenced by interest rates on competing investments and general market interest rates.  Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered.

The Bank's net interest income is dependent primarily upon the difference or spread between the average yield earned on MBSs, loans and securities and the average rate paid on deposits, as well as the relative amounts of such assets and liabilities.  The Bank, as other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

Asset/Liability Management

Key components of a successful asset/liability management strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios.

The Bank has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by providing a better match between the interest rate sensitivity of its assets and liabilities.  In particular, the Bank's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates.  Such strategies include the origination for portfolio of one-year, adjustable-rate mortgage loans (AMLs)
secured by one- to four-family residential real estate and the origination of other types of adjustable-
rate and short-term loans with greater interest rate sensitivities than long-term, fixed-rate residential mortgage loans.

Asset/liability management in the form of structuring cash instruments provides greater flexibility to adjust exposure to interest rates.  During periods of high interest rates, management believes it is prudent to offer competitive rates on short-term deposits and less competitive rates for long-term liabilities.  This posture allows the Bank to benefit quickly from declines in interest rates.  Likewise, offering more competitive rates on long-term deposits during low interest rate periods allows the
Bank to extend the repricing and/or maturity of its liabilities thus reducing its exposure to rising interest rates.

The OTS provides a net market value methodology to measure the interest rate risk exposure of thrift institutions.  This exposure is a measure of the potential decline in the net portfolio value (NPV) of the institution based upon the effect of an assumed 200 basis point increase or decrease in interest rates.  NPV is the present value of the expected discounted cash flows from the institution's assets, liabilities and off-balance sheet contracts.  Under OTS regulations, an institution's normal level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's
NPV in an amount not exceeding 2% of the present value of its assets.  This procedure for measuring interest rate risk was developed by the OTS to replace the gap analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

The following table sets forth as of September 30, 1996 the estimated changes in market value of equity based on the indicated interest rate environments:

        Change
    (In Basis Points)          Estimated Change In
    in Interest Rates          Net Portfolio Value
                             (Dollars in Thousands)
        +400                  $(6,368)         (46) %
        +300                   (4,761)         (34)
        +200                   (3,093)         (22)
        +100                   (1,472)         (11)
           0                   -                -
        -100                    1,267            9
        -200                    2,233           16
        -300                    3,039           22
        -400                    4,030           29

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table.  For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates.  Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.  Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short term basis and over the life of the asset.  Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.  Based on its size, the Bank is not required to comply with the OTS's risk parameters.

Average Balances, Interest and Average Yields and Rates

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates.  No tax equivalent adjustments were made.  All average balances are monthly average balances.  Nonaccruing loans have been included in the table as loans carrying a zero yield.

                                                  Year Ended September 30,
                                  1996                   1995                  1994
                                          Average               Average                Average
                           Average         Yield/Average         Yield/ Average         Yield/
                           BalanceInterest Cost  Balance Interest Cost   BalanceInterest Cost
                                                    (Dollars in thousands)
Interest-earning assets:
Loans receivable        $  9,825    779   7.93%  6,829     536   7.84%  5,675    402    7.08%
Mortgage-backed and
  related securities      31,267  2,248   7.19% 30,688   2,141   6.98% 34,004  2,269    6.67%
Securities                33,619  2,122   6.31% 30,791   1,890   6.14% 26,560  1,554    5.85%
FHLB stock                   599     43   7.25%    590      44   7.38%    590     50    8.47%
Other interest-earning
  assets                   2,381    103   4.31%  4,096     228   5.58%  1,239     45    3.63%
  Total interest-earning
   assets                 77,691 15,295   6.82% 72,994   4,839   6.63% 68,068  4,320    6.35%

Interest-bearing
 liabilities:
Savings deposits           4,490    123   2.74%  5,438     145   2.67%  5,802    159    2.74%
Demand and MMDA deposits  11,719    426   3.63% 10,874     444   4.08% 10,699    345    3.22%
Certificate accounts      45,338  2,512   5.54% 44,582   2,254   5.05% 45,506  1,858    4.08%
Advances from FHLB           984     60   6.06%    269      16   5.95%    208     12    5.77%
  Total interest-bearing
    liabilities         $ 62,531  3,121   4.99% 61,163   2,859   4.67% 62,215  2,374    3.81%

Net interest income
 before provision for
 loan losses            $         2,174                  1,980                 1,946

Interest rate spread                      1.83%                  1.96%                  2.54%

Net earning assets      $ 15,160                11,831                  5,853

Net yield on average
interest-earning assets                   2.80%                  2.71%                  2.86%

Ratio of average
 interest-earning
 assets to average
 interest-bearing
 liabilities              124.24%               119.34%                109.41%

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes in volume (changes in volume multiplied by prior year's rate), rates (changes in rate multiplied by prior year's volume) and rate/volume (changes in rate multiplied by the changes in volume).

                                                 Year Ended September 30,
                                  1996  vs.  1995                   1995  vs.  1994
                                Increase (Decrease) Due To       Increase (Decrease) Due To
                                           Rate/                             Rate/
                        Volume     Rate  Volume    Total  Volume     Rate  Volume    Total
                                                 (Dollars in Thousands)
Interest income:
  Loans receivable    $   235        6        2     243      82       43       9      134
  Mortgage-backed and
    related securities     41       65        1     107    (222)     105     (11)    (128)
  Securities              174       53        5     232     247       77      12      336
  FHLB stock                1       (1)   -        -       -          (6)   -          (6)
  Other interest-
    earning assets        (96)     (52)      22    (126)    104       24      55      183
  Total interest-
    earning assets        355       71       30     456     211      243      65      519

Interest expense:
  Deposits                 31      185        2     218     (42)     533     (10)     481
  Advances from FHLB       42     -           1      43       4     -       -           4
  Total interest-
    bearing liabilities$   73      185        3     261     (38)     533     (10)     485

Net interest income   $                             195                                34

Liquidity and Capital Resources

The Bank's principal sources of funds are cash receipts from deposits, loan repayments by borrowers, advances from the Federal Home Loan Bank (FHLB) and net earnings.  The Bank has an agreement with the FHLB of Des Moines to provide cash advances, should the need for additional funds be required.
For regulatory purposes, liquidity is measured as a ratio of cash and certain investments to withdrawable deposits and short-term borrowings.  The minimum level of liquidity required by regulation is presently 5%.  The Bank's liquidity ratio at September 30, 1996, was substantially higher than the required ratio.  The Bank maintains a higher level of liquidity than required by regulation as a matter of management philosophy in order to more closely match interest-sensitive assets with interest-sensitive liabilities.  The Bank has $35.6 million in certificates due within one year and $16.1 million in other deposits without specific maturity at September 30, 1996.  Management estimates that most of the deposits will be retained or replaced by new deposits.

Total assets increased from $76.4 million at September 30, 1995 to $81.1 million at September 30,
1996.  Loans receivable, net increased as the Bank continued to promote loan originations in the Bank's market area.  In December 1995, all securities and mortgage-backed securities were reclassified as available for sale from held to maturity.  Increases in deposits, primarily certificates of deposit, and advances from the Federal Home Loan Bank of Des Moines were used to fund loan growth.  Effective
October 1, 1994, the Bank adopted the provisions of Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."  At September
30, 1996 the effect of adoption of SFAS No. 115 resulted in a decrease in stockholders' equity of
$540,409, net of income taxes.

Commitments to originate mortgage loans are legally binding agreements to lend to the Bank's customers.  Commitments at September 30, 1996 to originate mortgage loans and fund loans in process were $433,200.  Loan commitments expire in 180 days or less.

Certain statements in this report which relate to the Company's plans, objectives or future performance may be deemed to be forward-looking statements within the meaning of Private Securities Litigation
Act of 1995.  Such statements are based on management's current expectations.  Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties.  Additional discussion of factors affecting the Company's business and prospects is contained in periodic filings with the Securities and Exchange Commission.

Results of Operations

     Comparison of the Years Ended September 30, 1996 and September 30, 1995

Net Earnings
Net earnings for the year ended September 30, 1996 were $456,000 compared with $736,000 for the year ended September 30, 1995.  The primary reason for the decrease relates to expense of $393,000 for the special assessment for recapitalization of the Savings Association Insurance Fund (SAIF).  In
addition, noninterest expense also increased substantially due to the cost of stock benefit plans and other expenses related to operating as a public company.  Net earnings also reflect higher net interest income, gain on sale of securities and mortgage-backed securities (MBS) totaling $96,000, and a gain on the sale of the Bank's interest in a data processing bureau.

Net Interest Income
Net interest income increased from $2.0 million for 1995 to $2.2 million in 1996.  Although the interest rate spread decreased from 1.96% for 1995 to 1.83% for 1996, the ratio of average interest-earning assets to average interest-bearing liabilities increased from 119.34% in 1995 to 124.24% in 1996.
Interest income for 1996 was $5.3 million compared with $4.8 million for 1995.  The weighted-average yield on interest-earning assets increased from 6.63% for 1995 to 6.82% for 1996.  Average interest-
earning assets also increased from $73.0 million for 1995 to $77.7 million for 1996.  Interest on loans receivable increased largely as a result of higher average loans outstanding for 1996.  Management has placed renewed emphasis on origination of loans.  Interest on mortgage-backed and related securities increased due to a higher average yield and a higher balance.  Interest on securities increased due to a higher balance and yield.  Interest on other interest-earning assets decreased as a result of a lower balance and yield.  Interest expense increased largely due to higher interest rates and also to an increase in the average deposit and FHLB advance balances.  The weighted-average rate on interest-bearing liabilities increased from 4.67% for 1995 to 4.99% for 1996.

Provision for Loan Losses
Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for loan losses based on prior loss experience, known and inherent risks in the portfolio, adverse situations which may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.  Management also considers other factors relating to the collectibility of the Bank's loan portfolio.  For the year ended
September 30, 1996 the Bank established a provision for loan losses of $15,000.  No provision was provided in 1995.  There were no non-accrual loans at September 30, 1996 compared to $63,000 at
September 30, 1995.

Noninterest Income
Noninterest income increased from $50,000 for 1995 to $145,000 for 1996.  The Bank recognized a patronage dividend of $23,000 from its investment in a data processing service bureau in 1995, and a gain on sale of the center of $18,000 in 1996.  Gains on sales of securities and MBS amounted to
$96,000 in 1996, with no such gains in 1995.  Gains on sales of assets are not stable sources of income and there is no assurance that the Company will generate such gains in the future.

Noninterest expense
Noninterest expense increased from $862,000 for 1995 to $1,552,000 for 1996.  Legislation to
recapitalize the SAIF resulted in a charge of $393,000 in 1996.  Compensation and benefits increased as a result of the implementation of a management recognition plan (MRP) similar to plans of other publicly traded thrift institutions, upon approval of the stockholders of the Company in January, 1996.
MRP expense for the year ended September 30, 1996 was $217,807, including $145,000 for accelerated vesting of shares upon the death of Mrs. Patricia Rozier.  The Employee Stock Ownership
Plan (ESOP) expense was $75,900 and $80,455 for 1995 and 1996, respectively.  ESOP expense is affected by changes in the market price of the Company's stock and MRP expense is affected by accelerated vesting of shares under the terms of the related plans.  Professional and supervisory fees, as well as other expenses, increased due principally to costs associated with operating as a public company, including Missouri franchise fee, NASDAQ fees, annual report printing and registrar fees.
Management expects recurring expenses related to operating as a public company will stabilize in the future.

Income Taxes
Income taxes decreased due to lower earnings before income taxes.

Comparison of the Years Ended September 30, 1995 and September 30, 1994

Net Earnings
Net earnings for the year ended September 30, 1995 was $736,000 compared with $648,000 for the year ended September 30, 1994.  The primary reason for the increase relates to expense of $112,000 for the cumulative effect of change in accounting principle in 1994.  Also, net earnings increased due to higher net interest-earning assets and higher noninterest income, which were offset by a lower interest rate spread (the difference between weighted-average rate on all interest-earning assets and all interest-bearing liabilities) and higher noninterest expense.

Net Interest Income
Net interest income increased by $34,000 from $1.95 million for 1994 to $1.98 million in 1995.
Average interest-earning assets increased as a result of the utilization of funds received upon completion of the sale of stock.  However, this was partially offset by the decrease in the interest rate spread from 2.54% for 1994 to 1.96% for 1995.  Interest income for 1995 was $4.8 million compared with $4.3 million for 1994.  The weighted-average yield on interest-earning assets increased from
6.35% for 1994 to 6.63% for 1995.  Average interest-earning assets also increased from $68.1 million for 1994 to $73.0 million for 1995.  Interest on loans receivable increased as a result of higher average loans outstanding for 1995, and an increase in average interest rate.  Management has placed renewed emphasis on origination of loans.  Interest on mortgage-backed and related securities decreased due to a lower average balance offset, in part, by a higher average rate.  Interest on securities increased due to higher interest rates and average balance.  Interest on other interest-earning assets increased as a result of substantially higher interest rates on overnight funds, and higher average balance.  Interest expense increased due to higher interest rates.  The weighted-average rate on interest-bearing liabilities increased from 3.81% for 1994 to 4.67% for 1995.  The increase in weighted-average rate on interest-
bearing liabilities was offset, in part, by a decrease in average liabilities.

Provision for Loan Losses
Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for loan losses based on prior loss experience, known and inherent risks in the portfolio, adverse situations which may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.  Management also considers other factors relating to the collectibility of the Bank's loan portfolio.  For the years ended
September 30, 1995 and 1994, the Bank did not establish a provision for loan losses.  The book value of non-accrual loans at September 30, 1995 was $63,000 compared to $31,000 at September 30,
1994.

Noninterest Income
Noninterest income increased from $30,000 for 1994 to $50,000 for 1995.  The Bank recognized a patronage dividend from its investment in a data processing service bureau.  While the Bank has received nominal patronage dividends in the past, the 1995 amount reflects nonrecurring income from the service bureau.

Noninterest Expense
Noninterest expense increased from $763,000 for the year ended September 30, 1994 to $861,000 for 1995.  Compensation and benefits increased as a result of establishment of an ESOP in connection with the sale of common stock.  ESOP expense was $75,900.  ESOP expense was lower than expected since the plan was "top heavy" under the Internal Revenue Code.  ESOP expense would have been approximately $45,000 higher had the plan not been top heavy.  Management expects that compensation and benefits expense will increase in the future for stock benefit plans.  ESOP expense is affected by changes in the market price of the Company's stock, which increased substantially during the year.  Management expects that other noninterest expense will increase in the future as a result of operating as a public company.  Other expenses increased due principally to costs associated with operating as a public company, including Missouri franchise fee, NASDAQ fees, annual report printing, and registrar fees.

Income Taxes
Income taxes decreased due to lower earnings before income taxes.

Cumulative Effect of Change in Accounting Principle
Effective October 1, 1993, the Bank adopted Statement of Financial Accounting Standards (SFAS) No.
109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes.  The cumulative effect of the change in accounting principle on years prior to October 1, 1993, of $112,000 was included as a charge to net earnings for the year ended September 30, 1994.

Impact of Inflation
The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.  The primary impact of inflation on the operations of the Bank is reflected in increased operating costs.  Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature.  As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation.  Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.  In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

                              MICHAEL TROKEY & COMPANY, P.C.
                               CERTIFIED PUBLIC ACCOUNTANTS
                                    10411 CLAYTON ROAD
                                   ST. LOUIS, MO  63131
                                      (314) 432-0996

Report of Independent Auditors

The Board of Directors
Perry County Financial Corporation
Perryville, Missouri

We have audited the accompanying consolidated balance sheets of Perry County Financial Corporation and subsidiary (Company), as of September 30, 1996 and 1995 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
The consolidated financial statements of Perry County Savings Bank (subsidiary's name prior to reorganization) for the year ended September 30, 1994 were audited by other auditors whose report dated December 20, 1994, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perry County Financial Corporation and subsidiary as of September
30, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in notes 1 and 9 to the consolidated financial statements, the Company changed its method of accounting for securities in 1995 and income taxes in 1994.




St. Louis, Missouri
December 6, 1996

                     PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                                Consolidated Balance Sheets

                                September 30, 1996 and 1995

      Assets                                                         1996         1995
Cash and cash equivalents                                     $   3,236,497     3,554,902
Securities:
  Available for sale, at market value (amortized cost of
    $34,972,835 and $322,293)                                    34,312,495       326,293
  Held to maturity, at amortized cost
   (market value of $31,587,531)                                       -       31,906,147
Federal Home Loan Bank Stock                                        601,500       589,700
Mortgage-backed and related securities:
  Available for sale, at market value (amortized cost of
    $30,016,120)                                                 29,818,666          -
  Held to maturity, at amortized cost
  (market value of $31,379,983)                                        -       31,189,781
Loans receivable, net                                            11,717,799     7,810,457
Premises and equipment, net                                         300,664       312,772
Accrued interest receivable:
  Securities                                                        500,824       382,683
  Mortgage-backed and related securities                            210,702       229,395
  Loans receivable                                                   52,324        41,926
Deferred tax asset                                                  327,557          -
Other assets                                                         70,416        76,678
      Total assets                                            $  81,149,444    76,420,734

  Liabilities and Stockholders' Equity

Deposits                                                      $  62,711,509    60,178,280
Accrued interest on deposits                                        130,848       155,451
Advances from FHLB of Des Moines                                  2,500,000          -
Advances from borrowers for taxes and insurance                     146,917       105,763
Other liabilities                                                   428,302        30,820
Accrued income taxes                                                159,442       102,614
Deferred income tax liability                                          -          164,913
      Total liabilities                                          66,077,018    60,737,841
Commitments and contingencies
Stockholders' equity:
  Serial preferred stock, $.01 par value; 1,000,000 shares
    authorized; shares issued and outstanding - none                   -             -
  Common stock, $.01 par value; 5,000,000 shares
    authorized; 856,452 shares issued and outstanding                 8,565         8,565
  Additional paid-in capital                                      8,034,660     7,962,536
  Common stock acquired by ESOP                                    (593,186)     (639,160)
  Common stock acquired by MRP                                     (335,359)         -
  Unrealized (loss) gain on securities available for sale, net     (540,409)        2,520
  Treasury stock, at cost, 3,886 shares                             (68,977)         -
  Retained earnings - substantially restricted                    8,567,132     8,348,432
      Total stockholders' equity                                 15,072,426    15,682,893
      Total liabilities and stockholders' equity              $  81,149,444    76,420,734

See accompanying notes to consolidated financial statements.

                   PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                            Consolidated Statements of Earnings

                       Years Ended September 30, 1996, 1995 and 1994

                                                          1996         1995        1994
Interest income:
  Loans receivable                                  $    778,921     535,551      402,075
  Mortgage-backed and related securities               2,247,890   2,141,279    2,268,787
  Securities                                           2,165,422   1,933,622    1,603,684
  Other interest-earning assets                          102,669     228,619       44,956
      Total interest income                            5,294,902   4,839,071    4,319,502
Interest expense:
  Deposits:
    NOW                                                   67,271      66,844       63,009
    Passbook accounts                                    123,262     145,053      159,262
    Money market deposit accounts                        358,290     377,234      281,796
    Certificates                                       2,511,991   2,253,938    1,857,992
  Advances from FHLB                                      59,623      16,019       11,840
      Total interest expense                           3,120,437   2,859,088    2,373,899
      Net interest income                              2,174,465   1,979,983    1,945,603
Provision for loan losses                                 15,000        -            -
Net interest income after provision for loan losses    2,159,465   1,979,983    1,945,603
Noninterest income:
  Service charges on NOW accounts                         27,705      26,070       25,891
  Patronage dividend                                       -          22,545          468
  Gain on sale of securities available for sale           21,055        -            -
  Gain on sale of mortgage-backed securities
    available for sale                                    75,208        -            -
  Gain on investment in data center                       17,679        -            -
  Other                                                    3,605       1,256        3,534
      Total noninterest income                           145,252      49,871       29,893
Noninterest expense:
  Compensation and benefits                              725,683     508,054      415,332
  Occupancy expense                                       28,060      26,109       26,367
  Equipment and data processing expense                   79,876      77,792       81,644
  SAIF deposit insurance premium                         140,923     140,596      141,487
  SAIF special assessment                                392,821        -            -
  Other                                                  184,673     108,935       98,392
      Total noninterest expense                        1,552,036     861,486      763,222
      Earnings before income taxes and cumulative
        effect of change in accounting principle         752,681   1,168,368    1,212,274
Income taxes:
  Current                                                469,787     446,574      418,840
  Deferred                                              (173,606)    (14,000)      33,433
      Total income taxes                                 296,181     432,574      452,273
      Earnings before cumulative effect of
        change in accounting principle                   456,500     735,794      760,001
Cumulative effect of change in accounting principle        -            -         112,000
      Net earnings                                  $    456,500     735,794      648,001
Net earnings per common share                       $        .57        *            -

* Not meaningful since the common stock was issued on February 10, 1995. See accompanying notes to consolidated financial statements.

                     PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                       Consolidated Statements of Stockholders' Equity

                        Years Ended September 30, 1996, 1995 and 1994

                                                        Unrealized
                                    Common    Common    Gain (Loss)
                          Additional Stock    Stock   on Securities                    Total
                   Common   Paid-in Acquired  Acquired  Available   Treasury Retained  Stockholders'
                    Stock   Capital by ESOP    by MRP    For Sale     Stock Earnings   Equity
Balance at
September 30, 1993$ -         -            -         -        -         -     6,964,637   6,964,637

Net earnings        -         -            -         -        -         -       648,001     648,001

Balance at
September 30, 1994  -         -            -         -        -         -     7,612,638   7,612,638

Net proceeds
 from sale
 of common stock   8,565     7,943,636 (685,160)     -        -         -          -      7,267,041

Amortization of
ESOP awards         -           18,900   46,000      -        -         -          -         64,900

Unrealized gain
 on securities
 available for
 sale, net          -             -        -         -       2,520      -          -          2,520

Net earnings        -             -        -         -        -         -       735,794     735,794

Balance at
September 30,
 1995              8,565     7,962,536 (639,160)     -       2,520      -     8,348,432  15,682,893

Shares issued
 under MRP          -           37,643     -     (553,166)    -      515,523       -           -

Amortization of
 MRP awards         -             -        -      217,807     -         -          -        217,807

Cash dividends
 of $.30 per
 share              -             -        -         -        -         -      (237,800)   (237,800)

Amortization of
 ESOP awards        -           34,481   45,974      -        -         -          -         80,455

Unrealized loss
 on securities
 available for
 sale, net          -             -        -         -    (542,929)     -          -       (542,929)

Treasury stock
 purchased          -             -        -         -        -     (584,500)      -       (584,500)

Net earnings        -             -        -         -        -         -       456,500     456,500

Balance at
 September 30,
 1996             $8,565     8,034,660 (593,186) (335,359)(540,409)  (68,977) 8,567,132  15,072,426

See accompanying notes to consolidated financial statements.

                      PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                            Consolidated Statements of Cash Flows

                        Years Ended September 30, 1996, 1995 and 1994

                                                         1996        1995        1994
Cash flows from operating activities:
  Net earnings                                      $    456,500     735,794      648,001
  Adjustments to reconcile net earnings to net cash
    provided by (used for) operating activities:
    Depreciation expense                                  14,576      14,768       16,253
    Provision for loan loss                               15,000        -            -
    ESOP expense                                          80,455      75,900         -
    MRP expense                                          217,807        -            -
    Amortization of premiums, discounts
     and loan fees, net                                  (41,147)    (49,514)     (71,990)
    FHLB stock dividends                                 (11,800)       -            -
    Gain on sale of mortgage-backed
     securities available for sale                       (75,208)       -            -
    Gain on sale of securities available for sale        (21,055)       -            -
    Dividends reinvested in Asset Management Fund         (6,907)     (7,048)      (4,855)
    Decrease (increase) in:
      Accrued interest receivable                       (109,846)    (37,826)     (52,979)
      Deferred tax asset                                  (8,693)       -            -
      Other assets                                         6,262      45,548      (55,429)
    Increase (decrease) in:
      Accrued interest on deposits                       (24,603)     48,695       23,593
      Other liabilities                                  397,482       7,257       (1,595)
      Accrued income taxes                                56,828     (10,121)      85,760
      Deferred income tax liability                     (164,913)    (14,000)     145,433
        Net cash provided by (used for)
         operating activities                            780,738     809,453      732,192
Cash flows from investing activities:
  Loans originated, net of principal collections      (3,922,342) (1,947,592)     (33,475)
  Mortgage-backed and related securities:
    Available for sale:
      Purchased                                       (6,227,075)       -            -
      Principal collections                            5,271,977        -            -
      Proceeds from sale                               2,216,420        -            -
    Held to maturity or for investment:
      Purchased                                             -     (4,222,403)  (3,000,812)
      Principal collections                                 -      4,233,052   10,270,815
  Securities:
    Available for sale:
      Purchased                                      (14,298,500)       -            -
      Proceeds from maturity                           7,800,000        -            -
      Proceeds from sale                               3,810,762        -            -
    Held to maturity or for
    investment and certificates
    of deposit:
      Purchased                                             -     (4,296,563) (11,128,968)
      Proceeds from maturity                                -      2,409,952    1,000,000
  Purchase of premises and equipment                      (2,468)     (6,937)      (5,111)
        Net cash provided by (used for)
         investing activities                         (5,351,226) (3,830,491)  (2,897,551)
Cash flows from financing activities:
  Net increase (decrease) in:
    Deposits                                           2,533,229  (1,117,564)    (306,048)
    Advances from borrowers for taxes and insurance       41,154       9,993          347
  Advances from FHLB                                   2,500,000        -         500,000
  Repayment of advances from FHLB                           -       (500,000)        -
  Net proceeds from sale common stock                       -      7,267,041         -
  Purchase of treasury shares                           (584,500)       -            -
  Dividends paid to stockholders                        (237,800)       -            -
        Net cash provided by (used for)
         financing activities                          4,252,083   5,659,470      194,299
Net increase (decrease) in cash and cash equivalents    (318,405)  2,638,432   (1,971,060)
Cash and cash equivalents at beginning of year         3,554,902     916,470    2,887,530
Cash and cash equivalents at end of year            $  3,236,497   3,554,902      916,470
Supplemental disclosures of cash flow information:
Cash paid during the period for:
  Interest on deposits                              $  3,085,417   2,794,374    2,360,627
  Interest on advances from FHLB                          59,623      16,019       11,840
  Federal income taxes                                   366,700     442,204      270,025
  State income taxes                                      46,258      13,513       63,118
Noncash activity - transfer from held
 for investment or held to maturity to
 available for sale:
    Securities                                        32,746,005     315,245         -
    Mortgage-backed and related securities          $ 31,232,845        -            -

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies
    Perry County Savings Bank converted from a state-chartered mutual savings and loan association to a Federally-chartered mutual savings bank, Perry County Savings Bank, FSB, on November 23,
    1994.  On February 10, 1995, Perry County Savings Bank, FSB (Bank) completed its conversion from mutual to stock form and became a wholly-owned subsidiary of a newly formed Missouri holding company, Perry County Financial Corporation (Company).  The following comprise the significant accounting policies which the Company and Bank follow in preparing and presenting their consolidated financial statements:

    a. The consolidated financial statements include the accounts of the Company and its wholly-
         owned subsidiary, Perry County Savings Bank, FSB.  The Company has no significant assets other than common stock of the Bank, the loan to the ESOP, and net proceeds retained by the Company following the conversion.  The Company's principal business is the business of the Bank.  All significant intercompany accounts and transactions have been eliminated.

    b. For purposes of reporting cash flows, cash and cash equivalents include cash and due from depository institutions and interest-bearing deposits in other depository institutions with original maturities of three months or less.  Interest-bearing deposits in other depository institutions were $3,081,483 and $3,429,385 at September 30, 1996 and 1995,
         respectively.

    c. Effective October 1, 1994, the Bank adopted the provisions of Statement of Financial
         Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and
         Equity Securities."  Under SFAS No. 115, securities and mortgage-backed and related securities which the Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at cost, adjusted for amortization of premiums and accretion of discounts over the life of the security using the interest method.  Securities and mortgage-backed and related securities not classified as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from net earnings and reported in a separate component of stockholders'
         equity.  The Bank does not purchase securities and mortgage-backed and related securities for trading purposes.  At September 30, 1996, the effect of adopting SFAS No. 115 decreased stockholders' equity by $540,409, net of income taxes.  Prior to October 1, 1994, debt and equity securities were considered held for investment.  Debt securities were carried at cost, adjusted for amortization of premiums and accretion of discounts over the life of the security using the interest method.  Equity securities were carried at the lower of cost or market.  The cost of securities sold is determined by specific identification.

       Collateralized mortgage obligations (CMOs) are mortgage derivatives and the type owned by the Bank are classified as "low-risk" under regulatory guidelines.  CMOs are subject to normal effects of interest rate risk.  The Bank does not purchase CMOs at any significant premium over par value to limit certain prepayment risks, and purchases only CMOs issued by U.S.
         government agencies in order to minimize credit risk.


    d. Loans receivable, net are carried at unpaid principal balances, less loans in process, net deferred loan fees, and allowance for losses.  Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method.

    e. Effective October 1, 1995, the Bank adopted the provisions of SFAS No. 114, "Accounting by
         Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for
         Impairment of a Loan - Income Recognition and Disclosures."  Specific valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs.  The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis.  The types of loans for which impairment is measured under SFAS No. 114 and
         118 include nonaccrual income property loans (excluding those loans included in the homogenous portfolio which are collectively reviewed for impairment), large, nonaccrual single family loans and troubled debt restructurings.  Such loans are placed on nonaccrual status at the point they become contractually delinquent more than 90 days.  Impairment losses are recognized through an increase in the allowance for loan losses.  There were no impaired loans under SFAS No. 114 and 118 at September 30, 1996.

    f. Allowance for losses are available to absorb losses incurred on loans receivable and represents additions charged to expense, less net charge-offs.  Increases to the allowance are charged to the provision for loan losses.  Charge-offs to the allowance are made when all, or a portion, of the loan is confirmed as a loss based upon management's review of the loan or through repossession of the underlying collateral.  Recoveries are credited to the allowance.
         The allowance for losses is established based on management's assessment of trends in the loan portfolio and management's periodic review of the loans in the portfolio.  In determining the allowance for losses to be maintained, management evaluates current economic conditions, past loss and collection experience, fair value of the underlying collateral and risk characteristics of the loan portfolio.  Management believes that allowance for losses on loans receivable is adequate.  The Bank is subject to periodic examination by regulatory agencies which may require the Bank to record increases in the allowances based on their evaluation of available information.  There can be no assurance that the Bank's regulators will not require further increases to the allowance.

    g. Premises and equipment, net are carried at cost, less accumulated depreciation.  Depreciation of premises and equipment is computed using the straight-line method based on the estimated useful lives of the related assets.  Estimated lives are generally thirty to fifty years for building and improvements, and five to ten years for furniture and equipment.

    h. Interest on securities, mortgage-backed and related securities and loans receivable is accrued as earned.  Interest on loans receivable contractually delinquent more than ninety days is excluded from income until collected.

    i. The Bank changed its method of accounting for income taxes to conform with Statement of
         Financial Accounting Standards No. 109.  See note 9.


    j. Earnings per share are based upon the weighted-average shares outstanding.  ESOP shares which have been committed to be released are considered outstanding.  The weighted-
         average shares outstanding during the year ended September 30, 1996 was 797,795.  The presentation of net earnings per common share for 1995 is not meaningful since the common stock was issued on February 10, 1995.

    k. The following paragraph summarizes the impact of new relevant accounting pronouncements:
       In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123,
         "Accounting for Stock-Based Compensation."  SFAS No. 123 provides that compensation cost for stock-based employee compensation plans be measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period.  However, SFAS No. 123 also allows an institution to use the intrinsic value based method under APB opinion No. 25.  Stock-based employee compensation plans include stock purchase plans, stock options, restricted stock and stock appreciation rights.  Employee stock ownership plans are not covered by this Statement.  SFAS No. 123 is effective for transactions entered into in fiscal years which begin after December 15, 1995, with earlier application permitted.  SFAS No. 123 is not expected to affect the Company's financial position or results of operations.

       In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of
         Financial Assets and Extinguishments of Liabilities."  The statement focuses on the issues of accounting for transfers and servicing of financial assets, extinguishments and liabilities and financial assets subject to prepayment.  SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31,
         1996.  The provisions of this statement for financial assets subject to prepayment are effective for financial assets held or acquired after January 1, 1997.  SFAS No. 125 is not expected to have a material impact on the financial position or results of operations of the
         Company.

(2) Risks and Uncertainties
    The Bank is a community oriented financial institution which provides traditional financial services within the areas it serves.  The Bank is engaged primarily in the business of attracting deposits from the general public and using these funds to originate one- to four-family residential real estate loans located primarily in Perry County, Missouri.

    The consolidated financial statements have been prepared in conformity with generally accepted accounting principles.  In preparing the consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the balance sheet dates and income and expenses for the periods covered.  Actual results could differ significantly from these estimates and assumptions.

    The Bank's operations are affected by interest rate risk, credit risk, market risk and regulations by the Office of Thrift Supervision (OTS).  The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets.  The Bank uses a net market value methodology provided by the OTS to measure its interest rate risk exposure.  Net portfolio value is the expected discounted cash flows from the institution's assets, liabilities and off-balance-sheet contracts.  This exposure is a measure of the potential decline in the net portfolio value of the Bank based upon the effect of an assumed increase or decrease in interest rates in 100 basis point increments.  Credit risk is the risk of default on the Bank's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments.  Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Bank.  The
      Bank is subject to periodic examination by regulatory agencies which may require the Bank to record increases in the allowances based on their evaluation of available information.  There can be no assurance that the Bank's regulators will not require further increases to the allowances.

(3) Securities:
    Securities are summarized as follows:

                                                              1996
                                      Amortized     Unrealized   Unrealized      Market
                                          Cost         Gains       Losses         Value
     Available for sale:
      Debt securities -
        U.S. Treasury
        and Federal agency
        obligations                $  34,972,835       40,518      (700,858)   34,312,495

     Weighted-average rate                  6.58%

                                                              1995
                                      Amortized     Unrealized   Unrealized      Market
                                         Cost         Gains       Losses         Value
     Available for sale:
      Equity securities - Asset
        Management Fund            $     322,293        4,000          -          326,293

     Held to maturity:
      Debt securities - U.S.
        Treasury and Federal
        agency obligations         $  31,906,147      110,065      (428,681)   31,587,531

     Weighted-average rate                  6.13%


During December, 1995, the Bank transferred $32,746,005 of securities from held to maturity to available for sale under a recent interpretation of SFAS No. 115. The net unrealized gains of these securities at the transfer date amounted to $18,179.

Maturities of debt securities available for sale are summarized as follows:

                                                                            1996
                                                                 Amortized       Market
                                                                     Cost         Value
      Due in one year or less                                 $   5,498,667     5,498,688
      Due after one year through five years                       8,189,142     7,965,602
      Due after five years through ten years                     13,286,469    13,120,081
      Due after ten years through fifteen years                   7,998,557     7,728,124
                                                              $  34,972,835    34,312,495

U.S. Treasury securities of $2,000,000 were pledged as collateral to secure certain deposits at September 30, 1996. Proceeds from sales of securities available for sale and gross realized gains on these sales during 1996 were $3,810,762 and $21,055, respectively.

(4) Mortgage-backed and Related Securities:
    Mortgage-backed and related securities are summarized as follows:

                                                      1996
                                        Amortized    Unrealized   Unrealized     Market
                                            Cost        Gains       Losses        Value
Available for sale:
Mortgage-participation certificates:
      FHLMC                          $   8,110,355      123,207     (145,791)   8,087,771
      GNMA                              13,398,842      130,182     (181,132)  13,347,892
      FNMA                               7,997,981       10,786     (130,139)   7,878,628
                                        29,507,178      264,175     (457,062)  29,314,291
    Mortgage-related derivative:
      CMO                                  508,942         -          (4,567)     504,375
                                     $  30,016,120      264,175     (461,629)  29,818,666

    Weighted-average rate                     7.04%

                                                               1995
                                        Amortized    Unrealized   Unrealized     Market
                                            Cost        Gains       Losses        Value

Held to maturity:
Mortgage-participation certificates:
      FHLMC                          $  10,937,045      312,763      (69,424)  11,180,384
      GNMA                              14,476,626      172,779     (193,389)  14,456,016
      FNMA                               5,263,706       37,927      (71,175)   5,230,458
                                        30,677,377      523,469     (333,988)  30,866,858
    Mortgage-related derivative:
      CMO                                  512,404          721         -         513,125
                                     $  31,189,781      524,190     (333,988)  31,379,983

    Weighted-average rate                     7.02%

    During December, 1995 the Bank transferred $31,232,845 of mortgage-backed and related securities from held to maturity to available for sale under a recent interpretation of SFAS No.
      115.  The net unrealized gain of these securities amounted to $380,224.

    Mortgage-backed securities with a carrying value of $1,081,000 were pledged as collateral to secure certain deposits at September 30, 1996.  Adjustable-rate mortgage and balloon loans included in mortgage-backed and related securities at September 30, 1996 and 1995 were approximately $15,400,000 and $18,800,000, respectively.

    Proceeds from sales of mortgage-backed securities available for sale and gross realized gains on these sales during 1996 were $2,216,420 and $75,208, respectively.

(5)  Loans Receivable, Net
     Loans receivable, net are summarized as follows:



                                                                    1996          1995
     Real estate loans:
      Single, 1-4 family units                                $  10,459,062     6,711,660
      Multi-family, 5 or more units                                  86,332       108,246
      Construction                                                  786,678       775,400
      Land                                                           19,076        21,789
      Commercial                                                    247,911       256,816
     Loans secured by deposit accounts                              395,931       404,817
                                                                 11,994,990     8,278,728
     Loans in process                                              (248,737)     (454,079)
     Deferred loan fees                                              (3,454)       (4,192)
     Allowance for losses                                           (25,000)      (10,000)
                                                              $  11,717,799     7,810,457

     Weighted-average rate                                             7.83%         7.96%

Real estate construction loans at September 30, 1996, are secured primarily by single, 1-4 family units and a commercial loan of $400,000. Adjustable-rate loans included in the loan portfolio amounted to $3,414,063 and $5,694,820 at September 30, 1996 and 1995, respectively.

     Following is a summary of activity in allowance for losses:

                                                              1996      1995       1994
      Balance, beginning of year                         $   10,000     10,000     10,000
      Provision charged to expense                           15,000       -          -
      Balance, end of year                               $   25,000     10,000     10,000

There were no nonaccrual loans at September 30, 1996. The Bank ceased recognition of interest income on loans with a carrying value of $62,857 and $31,000 for the years ended September 30, 1995 and 1994, respectively. The interest income not recognized on these loans for the above mentioned years was $2,238 and $1,460.

Following is a summary of loans in excess of $60,000 to directors, executive officers and associates of such persons for the year ended September 30, 1996:

      Balance, September 30, 1995                                   $  248,799
        Additions - new director                                        91,500
        Repayments                                                     (67,270)
      Balance, September 30, 1996                                   $  273,029

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

(6)  Premises and Equipment, Net
     Premises and equipment, net are summarized as follows:

                                                                        1996      1995
      Land                                                          $   46,972     46,972
      Building and improvements                                        350,356    350,356
      Furniture, fixtures and equipment                                103,754    101,286
                                                                       501,082    498,614
      Less accumulated depreciation                                    200,418    185,842
                                                                    $  300,664    312,772

Depreciation expense for the years ended September 30, 1996, 1995 and 1994 was $14,576, $14,768 and $16,253, respectively.

(7)  Deposits
     Deposits are summarized as follows:

        Description and interest rate                                1996          1995
      Noninterest-bearing checking                            $     116,918        81,826
      NOW accounts, 2.25%                                         3,209,200     2,829,262
      Savings accounts, 2.75%                                     4,402,064     4,379,992
      Money market deposit accounts, 4.02% and
        4.63%, respectively                                       8,379,549     8,672,737
          Total transaction accounts                             16,107,731    15,963,817
      Certificates:
        2.75 - 3.00%                                                350,679       278,783
        3.01 - 4.00%                                                157,993     2,860,878
        4.01 - 5.00%                                              4,887,742     7,179,709
        5.01 - 6.00%                                             35,366,234    22,525,424
        6.01 - 7.00%                                              5,841,130    11,339,717
        7.01 - 8.00%                                                   -           16,952
        8.01 - 9.00%                                                   -           13,000
          Total certificates, 5.47% and 5.58%, respectively      46,603,778    44,214,463
          Total deposits                                      $  62,711,509    60,178,280

      Weighted-average rate - deposits                                 4.91%         5.07%

Certificate maturities at September 30, 1996 are summarized as follows:

        October 1, 1996 to September 30, 1997                 $  35,592,434
        October 1, 1997 to September 30, 1998                     7,319,109
        October 1, 1998 to September 30, 1999                     2,949,155
        October 1, 1999 to September 30, 2000                       410,711
        October 1, 2000 to September 30, 2001                       322,369
        October 1, 2001 to September 30, 2002                        10,000
                                                              $  46,603,778

Certificates of deposits of $100,000 or more at September 30, 1996 are summarized as follows:

      Maturing in:
        Three months or less                                  $   2,829,750
        Over three through six months                             4,441,078
        Over six through twelve months                            1,142,760
        Over twelve months                                             -
                                                              $   8,413,588

(8)  Advances from FHLB of Des Moines
     Advances from Federal Home Loan Bank of Des Moines are summarized as follows:

                           Interest
         Maturity Date       Rate        Type           1996           1995
      May 7, 1997            5.97%     Fixed        $  2,000,000        -
      May 17, 1997           5.90%     Adjustable        500,000        -
                                                    $  2,500,000        -

The adjustable rate is repriced weekly based upon the Federal Reserve Bank of New York average federal funds rate. Advances from Federal Home Loan Bank of Des Moines were secured by FHLB stock and single-family mortgage loans of $3,750,000.

(9)  Income Taxes
     In computing Federal income tax, savings institutions are allowed a statutory bad debt deduction of otherwise taxable income of 8%, subject to limitations based on aggregate loans and savings balances.  The Company and Bank file separate federal income tax returns on a calendar year basis.  The percentage of taxable income method was used for income tax purposes for 1995 and 1994.  On August 20, 1996 the Small Business Job Protection Act of 1996 was signed into law.  Effective January 1, 1996, the percentage of taxable income method has been eliminated, but the Bank will be permitted to make additions to the tax bad debt reserve using the experience method.  Under the Act, the Bank's tax bad debt reserves in excess of the 1987 tax year level will be subject to recapture and payable in equal amounts over six years in tax years beginning January 1, 1996 and thereafter.  Savings institutions may defer the recapture of their applicable excess tax bad debt reserves for two years if they meet a residential loan requirement.

     Effective October 1, 1993, the Bank adopted SFAS No. 109, "Accounting for Income Taxes,"
      which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.  The cumulative effect of the change in accounting principle for income taxes of $112,000 on years prior to October 1, 1993, is included as a reduction of net earnings for the year ended September 30, 1994.

The components of the net deferred tax asset (liability) are summarized as follows:

                                                          1996      1995
     Deferred tax asset:
      Allowance for loan losses                          $    9,250      3,400
      Unrealized loss on securities
       and MBS available for sale                           317,384       -
      SAIF special assessment                               146,002       -
      Book over tax ESOP and MRP expense, net                29,120      3,000
          Deferred tax asset                                501,756      6,400
     Deferred tax liability:
      Tax bad debt reserves arising after
       December 31, 1987                                   (169,833)  (169,833)
      FHLB stock dividend                                    (4,366)      -
      Unrealized gain on securities and
       MBS available for sale                                  -        (1,480)
          Deferred tax liability                           (174,199)  (171,313)
          Net deferred tax asset (liability)             $  327,557   (164,913)

     The provisions of SFAS No. 109 require the Bank to establish a liability for the tax effect of the tax bad debt reserves over amounts at December 31, 1987.  The Bank's tax bad debt reserves at December 31, 1987 are approximately $1,354,000.  The estimated deferred tax liability on such amount is approximately $460,000, which has not been recorded in the accompanying consolidated financial statements.  If these tax bad debt reserves are used for other than loan losses, the amount used will be subject to Federal income taxes at the then prevailing corporate rate.

  Income taxes are summarized as follows:
                                                             1996      1995       1994
      Current:
        Federal                                          $  419,995    370,350    359,207
        State                                                49,792     55,224     59,633
                                                            469,787    425,574    418,840
      Deferred:
        Federal                                            (151,474)     7,050     33,433
        State                                               (22,132)       (50)      -
                                                           (173,606)     7,000     33,433
                                                         $  296,181    432,574    452,273

     Total income tax expense is different than the amounts computed by applying the federal rate of
      34% in the years ending September 30, 1996, 1995 and 1994 to earnings before taxes and cumulative effect of change in accounting for income taxes as a result of the following:

                                                              1996      1995       1994
      Expected income tax expense at Federal tax rate    $  255,912    397,245    412,173
      ESOP compensation expense                              11,723       -          -
      State income tax, net of Federal tax benefit           18,294     36,415     36,965
      Other                                                  10,252     (1,086)     3,135
                                                         $  296,181    432,574    452,273

      Effective tax rate                                       39.3%      37.0%      37.4%

(10) Stockholders' Equity and Regulatory Capital
     On February 10, 1995, Perry County Savings Bank, FSB converted from mutual to stock form and became a wholly-owned subsidiary of a newly formed Missouri holding company, Perry County
      Financial Corporation.  The Company issued 856,452 shares of common stock at $10 per share in conjunction with the offering.  Net proceeds from the sale of common stock in the offering were $7,267,041, after deduction of conversion costs of $612,319, and unearned compensation related to shares issued to the Employee Stock Ownership Plan.  The Company retained 50% of the net conversion proceeds, less the funds used to originate a loan to the
      Bank's ESOP for the purchase of shares of common stock, and used the balance of the net proceeds to purchase all of the stock of the Bank in the conversion.

     Deposit account holders and borrowers do not have voting rights in the Bank.  Voting rights were vested exclusively with the stockholders of the holding company.  Deposit account holders continue to be insured by the SAIF.  A liquidation account was established at the time of conversion in an amount equal to the capital of the Bank as of the date of the latest balance sheet contained in the final prospectus.  Each eligible account holder or supplemental eligible account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such event.  This share will be reduced if the account holder's or supplemental eligible account holder's deposit balance falls below the amounts on the date of record and will cease to exist if the account is closed.  The liquidation account will never be increased despite any increase in the related deposit balance.

     An OTS regulation restricts the Bank's ability to make capital distributions, including paying dividends.  The regulation provides that an institution meeting its capital requirements, both before and after its proposed capital distribution, may generally distribute the greater of (1) 75%
      of its net earnings for the prior four quarters or (2) 100% of its net earnings to date during the calendar year, plus the amount that would reduce by one-half its surplus capital ratio (defined as the percentage by which the institution's capital-to-asset ratio exceeds the ratio of its capital requirements to its assets) at the beginning of the calendar year without prior supervisory approval.  The regulation provides more significant restrictions on payment of dividends in the event that the capital requirements are not met.

     The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) requires that savings institutions maintain "core capital" of at least 3% of adjusted total assets.  Under proposals currently being evaluated by the Office of Thrift Supervision (OTS), a savings institution's core capital requirement could be increased to between 4% and 5% of adjusted total assets.  Core capital is defined to include stockholders' equity among other components.
      Savings institutions also must maintain "tangible capital" of not less than 1.5% of the Bank's adjusted total assets.  "Tangible capital" is defined, generally, as core capital minus any
      "intangible assets."  All of the Bank's capital is tangible.

     In addition to requiring compliance with the core and tangible capital standards, FIRREA and the
      OTS regulation also require that savings institutions satisfy a risk-based capital standard.  The minimum level of such capital is based on a credit risk component and is calculated by multiplying the value of each asset (including off-balance sheet commitments) by one of four risk factors.  The four risk categories range from zero for cash to 100% for certain delinquent loans and repossessed property.  Savings institutions must maintain an 8.0% risk-based capital level.  As of September 30, 1996, the Bank met all capital requirements.

     The following table presents the Bank's capital position relative to its regulatory capital requirements at September 30, 1996:

                                                                    Regulatory Capital
                                                    Tangible        Core      Risk-Based
      Stockholders' equity per consolidated
       financial statements                     $  15,072,426    15,072,426    15,072,426
      Stockholders' equity of the Company not
       available for regulatory capital purposes   (3,321,381)   (3,321,381)   (3,321,381)
      GAAP capital, as adjusted                    11,751,045    11,751,045    11,751,045
      Unrealized loss on securities available
        for sale, net                                 482,569       482,569       482,569
      General valuation allowance                        -             -           25,000
      Regulatory capital                           12,233,614    12,233,614    12,258,614
      Regulatory capital requirement               (1,183,892)   (2,367,783)   (1,314,720)
        Regulatory capital - excess             $  11,049,722     9,865,831    10,943,894

      Regulatory capital ratio                          15.50%        15.50%        74.59%
      Regulatory capital requirement                    (1.50)        (3.00)        (8.00)
        Regulatory capital ratio - excess               14.00%        12.50%        66.59%

(11) Employee Benefits
     The Company established a tax-qualified employee stock ownership plan (ESOP) in connection with the conversion from mutual to stock form.  The Plan covers substantially all employees who have attained age 21 and completed one year of service.  The ESOP purchased 68,516 shares of the Company's common stock at $10 per share with a loan from the Company.  The
      Bank makes semi-annual contributions to the ESOP equal to the ESOP's debt service less dividends on unallocated ESOP shares used to repay the ESOP loan.  Dividends on allocated
      ESOP shares will be paid to participants of the ESOP.  The ESOP shares are pledged as collateral on the ESOP loan.  The Plan provides that shares are released from collateral and allocated to participating employees based on the proportion of loan principal and interest repaid and compensation of the participants.  Since the Plan was considered a top heavy plan under the
      Internal Revenue Code, actual shares released were less than allowed under the Plan.

     The purchase of shares of the ESOP was recorded in the consolidated financial statements through a credit to common stock and additional paid-in capital with a corresponding charge to a contra equity account for the unreleased shares.  The Bank reports compensation expense equal to the average fair value of the ESOP shares committed to be released.  Dividends on allocated ESOP shares are charged to stockholders' equity.  Dividends on unallocated ESOP shares are recorded as a reduction to the ESOP loan.  The ESOP expense for 1996 and 1995 was $80,455 and
      $75,900, respectively.

     The number of ESOP shares at September 30, 1996 were as follows:
      Allocated shares                                    4,600
      Shares released for allocation                      4,597
      Unreleased shares                                  59,319
      Total ESOP shares                                  68,516

    The fair value of unreleased ESOP shares based on market price of the Company's stock was
      $1,067,000 at September 30, 1996.

     On January 16, 1996, the stockholders of Perry County Financial Corporation ratified the 1995
      Stock Option and Incentive Plan (Stock Option Plan).  Of the 85,645 shares reserved for issuance under the Stock Option Plan, 70,798 shares were awarded in January, 1996, and the remainder are available for future awards.  The stock options were awarded at $19 per share which was equal to the market value of the Company's common stock at the date of grant.  At
      September 30, 1996 there were 21,411 shares exercisable.

     On January 16, 1996, the stockholders ratified the Management Recognition and Retention Plan
      (MRP).  Of the 34,258 shares reserved for issuance under the MRP, 29,114 shares were awarded in January, 1996, to directors, executive officers and employees and the remainder are available for future awards.  Compensation expense in the amount of the fair market value of the common stock at the date of grant is recognized pro rata over a five year period following the date of grant of the award.  The MRP expense for 1996 was $217,807.

(12) Financial Instruments with Off-Balance Sheet Risk
     The Bank is a party to financial instruments with off-balance-sheet risk  in the normal course of business to meet the financing needs of its customers.  These financial instruments generally include commitments to originate mortgage loans.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.  The Bank's maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable of those instruments.  The Bank minimizes this risk by evaluating each borrower's creditworthiness on a case-by-case basis.  Generally, collateral held by the Bank consists of a first or second mortgage on the borrower's property.  The amount of collateral obtained is based upon an appraisal of the property.  The Bank offers adjustable-rate loans and fixed-rate loans.
      Commitments at September 30, 1996 to originate mortgage loans and fund loans in process were $433,200 expiring in 180 days or less.

(13) Financial Instruments with Concentrations of Credit Risk
     The Bank originates residential real estate loans, and to a lesser extent, commercial real estate loans, primarily to customers located in Perry County, Missouri.


(14)Condensed Parent Company Only Financial Statements
     The following condensed balance sheets and condensed statements of earnings and cash flows for Perry County Financial Corporation should be read in conjunction with the consolidated financial statements and the notes thereto.

                                      BALANCE SHEETS
                                                                      September 30,
          Assets                                                     1996           1995
      Cash and cash equivalents                             $      271,564        592,866
      Securities available for sale                              2,708,188           -
      Securities held to maturity                                     -         2,800,000
      ESOP note receivable                                         616,799        646,241
      Accrued interest receivable                                   35,627         38,061
      Other assets                                                  57,122           -
      Investment in subsidiary                                  11,751,045     11,606,136
        Total assets                                        $   15,440,345     15,683,304

Liabilities and Stockholders' Equity

      Accrued interest payable                              $        8,919           -
      Advance from subsidiary                                      355,000           -
      Other liabilities                                              4,000            411
        Total liabilities                                          367,919            411
      Stockholders' equity                                      15,072,426     15,682,893
        Total liabilities and stockholders' equity          $   15,440,345     15,683,304

                      STATEMENTS OF EARNINGS
                                                                                         Period from
                                                                 Year Ended    February 10, 1995
                                                              September 30,     to September 30,
                                                                     1996          1995
      Equity in earnings of the Bank                        $      331,735        635,138
      Interest income                                              267,135        162,502
      Interest expense                                              (8,919)          -
      Other expenses                                               (66,001)        (3,471)
      Income taxes                                                 (67,450)       (58,375)
        Net earnings                                        $      456,500        735,794

                                  STATEMENTS OF CASH FLOWS

                                                                                         Period from
                                                                 Year Ended    February 10, 1995
                                                              September 30,     to September 30,
                                                                     1996          1995
      Cash flows from operating activities:
        Net earnings                                        $      456,500        735,794
        Adjustments to reconcile net earnings to net cash
          provided by (used for) operating activities:
             Equity in earnings of Bank                           (331,735)      (635,138)
             Other, net                                             (8,209)       (37,650)
              Net cash provided by (used for)
              operating activities                                 116,556         63,006
      Cash flows from investing activities:
        Loan to ESOP                                                  -          (685,160)
        Principal collected on loan to ESOP                         29,442         38,919
        Advance from subsidiary                                    355,000           -
        Purchase of common stock of Bank                              -        (3,976,100)
        Purchase of securities held to maturity                       -        (2,800,000)
        Purchase of securities available for sale
        or held to maturity                                     (1,800,000)          -
        Securities available for sale - matured                  1,800,000           -
        Treasury stock purchased                                  (584,500)          -
        Dividends paid                                            (237,800)          -
              Net cash provided by (used for)
              investing activities                                 437,858     (7,422,341)
      Cash flows from financing activities - proceeds from
        sale of common stock                                          -         7,952,201
      Net increase (decrease) in cash and cash equivalents        (321,302)       592,866
      Cash and cash equivalents at beginning of period             592,866           -
      Cash and cash equivalents at end of period            $      271,564        592,866

(16) Fair Value of Financial Instruments
     The carrying amounts and estimated fair values of financial instruments at September 30,
       1996, are summarized as follows:

                                                      Carrying        Fair
                                                       Amount         Value
      Non-trading instruments and nonderivatives:
        Cash and cash equivalents                 $   3,236,497    3,236,497
        Securities available for sale                34,312,495   34,312,495
        Stock in FHLB of Des Moines                     601,500      601,500
        Mortgage-backed securities
         available for sale                          29,818,666   29,818,666
        Loans receivable, net                        11,717,799   11,543,233
        Deposits                                     62,711,509   61,677,509
        Advances from FHLB of Des Moines          $   2,500,000    2,501,000

    The following methods and assumptions were used in estimating the fair values of financial instruments:

    Cash and cash equivalents are valued at their carrying amounts due to the relatively short period to maturity of the instruments.

    Fair values of securities and mortgage-backed securities are based on quoted market prices or, if unavailable, quoted market prices of similar securities.

    Stock in FHLB of Des Moines is valued at cost, which represents redemption value and approximates fair value.

    Fair values are computed for each loan category using market spreads to treasury securities for similar existing loans in the portfolio and management's estimates of prepayments.

    Deposits with no defined maturities, such as NOW accounts, savings accounts and money market deposit accounts, are valued at the amount payable on demand at the reporting date.

    The fair values of certificates of deposit and advances from FHLB of Des Moines are computed at fixed spreads to treasury securities with similar maturities.

(17)SAIF Special Assessment
    On September 30, 1996 the Deposit Insurance Funds Act of 1996 was signed into law.  Under the Act, the FDIC will collect from savings institutions in November, 1996 a special assessment of 65.7 basis points of SAIF assessable deposits at March 31, 1995.  The SAIF special assessment of $392,821 was charged to operations during the year ended September 30, 1996.
      The statute provides that the assessment is deductible for tax purposes in the year when paid.
      Accordingly, the SAIF special assessment will be deductible for tax return purposes for the calendar year 1996.  The FDIC has issued a proposed rule on revised risk-based assessment schedules for SAIF members.  Under the proposed rule, the Association anticipates for the fiscal year ended September 30, 1997, a regular SAIF premium of 4.5 basis points of SAIF assessable deposits for the period October 1, 1996 through December 31, 1996 and an annualized 6.4 basis points thereafter.
CORPORATE INFORMATION

OFFICERS

LEO J. ROZIER
chairman of the board
and president


JAMES K. YOUNG
acting secretary

DIRECTORS

LEO J. ROZIER
chairman of the board
and president


STEPHEN C. ROZIER
assistant vice-president


MILTON A. VOGEL
retired owner/operator of
automobile agency
Perryville, Missouri

JAMES K. YOUNG
retired owner/operator of
funeral home
Perryville, Missouri



THOMAS L. HOEH
attorney
Perryville, Missouri


CORPORATE OFFICES
14 North Jackson Street
Perryville, Missouri 63775
Telephone (314) 547-4581
LEGAL COUNSEL
Silver, Freedman & Taff, L.L.P.
1100 New York Avenue N.W.
Washington, D.C. 20005

STOCK TRANSFER AGENT AND REGISTRAR
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey  07016
AUDITORS
Michael Trokey & Company, P.C.
Certified Public Accountants
10411 Clayton Road
St. Louis, Missouri 63131


ANNUAL MEETING
The annual meeting of Perry County Financial Corporation will be held January 29, 1997 at 9:30 a.m., at the Walnut Room, American Legion Hall, 98 Grand Avenue, Perryville, Missouri.


FORM 10-KSB
A COPY OF FORM 10-KSB, INCLUDING FINANCIAL STATEMENT SCHEDULES AS FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE UPON
WRITTEN REQUEST TO THE SECRETARY, PERRY COUNTY FINANCIAL CORPORATION, 14 NORTH JACKSON STREET,
PERRYVILLE, MO  63375-1334.