Form 10KSB, Exhibit 13
period 1998-09-30
PERRY COUNTY FINANCIAL CORP
filed 1998-12-30
CIK 931074

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

Common Stock

The common stock of Perry County Financial Corporation is traded on the NASDAQ
Small Cap Market under the symbol "PCBC". The following table sets forth the market price and dividend information on the Company's common stock:

Quarter Ended        High      Low      Dividend

December 31, 1995    $19.75  $17.75    $.00
March 31, 1996       $18.75  $17.75    $.30
June 30, 1996        $17.50  $16.00    $.00
September 30, 1996   $18.50  $17.25    $.00

December 31, 1996    $17.50  $17.00    $.00
March 31, 1997       $22.00  $17.50    $.40
June 30, 1997        $20.75  $19.00    $.00
September 30, 1997   $21.25  $20.88    $.00

December 31, 1997    $25.00  $20.50    $.00
March 31, 1998       $24.50  $23.25    $.50
June 30, 1998        $24.13  $22.75    $.00
September 30, 1998   $22.94  $18.00    $.00

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in note 10 of the Notes to Consolidated Financial Statements.

As of December 1, 1998, the Company had approximately 400 stockholders of record
(which includes nominees for beneficial owners holding shares in "street name").


                               Selected Financial Highlights



Financial Condition Data:
                                 At September 30,
                               1998     1997     1996     1995     1994
                                 (Dollars in Thousands)

  Assets                     $ 96,807   84,135   81,149   76,421   69,914
  Cash and cash
    equivalents and
    securities               $ 45,821   38,565   38,150   36,377   31,841
  Mortgage-backed
    securities               $ 34,129   30,631   29,819   31,190   31,200
  Loans receivable,
    net                      $ 15,764   13,910   11,718    7,810    5,813
  Deposits                   $ 64,151   61,071   62,712   60,178   61,296
  Advances from
    FHLB                     $ 15,000    6,500    2,500     -         500
  Stockholders'
    equity(1)                $ 16,879   16,049   15,072   15,683    7,613

Full service offices open           1        1        1        1        1



Operating Data:
                                For the Year Ended September 30,
                               1998     1997     1996     1995     1994
                                 (Dollars in Thousands)

Interest income         $   5,970      5,533      5,295      4,839      4,320
Interest expense           (3,754)    (3,239)    (3,121)    (2,859)    (2,374)
  Net interest income       2,216      2,294      2,174      1,980      1,946
Provision for loan losses      -          -         (15)         -          -
  Net interest income
    after provision
    for loan losses         2,216      2,294      2,159      1,980      1,946
Noninterest income             39        170        145         50         30
Noninterest expense          (922)      (889)    (1,552)      (862)      (764)
  Earnings before income
    taxes and
    cumulative effect of
    change in accounting
    principle               1,333      1,575        752      1,168      1,212
Income taxes                 (526)      (600)      (296)      (432)      (452)
  Earnings before
    cumulative effect of
    change in accounting
    principle                 807        975        456        736        760
  Cumulative effect of
    change in accounting
    principle                   -          -          -          -       (112)
Net earnings           $      807        975        456         736       648

Diluted earnings
  per share            $     1.03       1.26        .58          (2)        -

Dividends per share    $      .50        .40        .30         .00         -


(1)  Stockholders' equity at September 30, 1998, 1997, 1996 and 1995 includes
$7,267,041 from the net proceeds of the sale of common stock in connection with the conversion from a mutual to stock institution and formation of a holding company.

(2) Diluted earnings per share is not meaningful since common stock was issued on February 10, 1995.


                          Management's Discussion and Analysis of Financial
                               Condition and Results of Operations

The business of the Bank has been that of a financial intermediary consisting primarily of attracting deposits from the general public and using such deposits to originate mortgage loans secured by one- to four-family residences and, to a lesser extent, commercial real estate loans, real estate construction loans and loans secured by deposit accounts. The Bank's revenues are derived principally from interest earned on loans, investments, and mortgage-backed securities
(MBSs). The operations of the Bank are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the Office of Thrift Supervision (OTS) and the Federal Deposit
Insurance Corporation (FDIC). The Bank's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered.

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

Asset and Liability Management and Market Risk

The Bank's net interest income is dependent primarily upon the difference or spread between the average yield earned on MBSs, loans and securities and the average rate paid on deposits and advances from the Federal Home Loan Bank
(FHLB), as well as the relative amounts of such assets and liabilities.  The
Bank, as other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

The Bank does not purchase derivative financial instruments or other financial instruments for trading purposes. Further, the Bank is not subject to any foreign currency exchange rate risk, commodity price risk or equity price risk.
The Bank is subject to interest rate risk. Quantitative and qualitative disclosures about market risk are discussed in the following paragraphs.

The Bank's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating interest rates. The Bank has an exposure to interest rate risk, including short-term U.S. prime interest rates.
The Bank has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by providing a better match between the interest rate sensitivity of its assets and liabilities. In particular, the Bank's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates. Such strategies include the purchase of short and intermediate term securities and adjustable rate mortgage backed securities. Although the Bank has originated adjustable rate mortgage loans (AMLs) in the past, during the years ended
September 30, 1998 and 1997, the Bank originated $6.9 million and $5.2 million, respectively, of 20-year, fixed rate mortgage loans. Also during 1998 the Bank purchased $10.0 million of 20- and 30-year fixed rate mortgage-backed securities
(MBSs) with 10-year term, callable in 5 years, advances from FHLB. The Bank does not anticipate that either financial objectives, strategies or instruments used to manage its interest rate risk exposure will change significantly in the near future.


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

The OTS provides a net market value methodology to measure the interest rate risk exposure of thrift institutions. This exposure is a measure of the potential decline in the net portfolio value (NPV) of the institution based upon the effect of an assumed 200 basis point increase or decrease in interest rates. NPV is the present value of the expected net cash flows from the institution's financial instruments (assets, liabilities and off-balance sheet contracts). Loans, deposits, advances and investments are valued taking into consideration similar maturities, related discount rates and applicable prepayment assumptions. Under
OTS regulations, an institution's normal level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. This procedure for measuring interest rate risk was developed by the OTS to replace the gap analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

The following table sets forth as of September 30, 1998 the OTS estimated changes in fair value of equity based on the indicated interest rate environments:

      Change                        NPV as % of PV
      (In Basis Points)      Estimated Net Portfolio Value          of Assets
      in Interest Rates    $ Amount  $ Change  % Change  NPV Ratio  BP Change
          (Dollars in Thousands)

      +400        $   9,018   $  (6,119)      (40)%      10.49%      (529)
      +300           10,716      (4,421)      (29)%      12.10%      (368)
      +200           12,427      (2,710)      (18)%      13.62%      (216)
      +100           13,983      (1,154)       (8)%      14.91%       (87)
         0           15,137                              15.78%
      (100)          15,626         489         3 %      16.03%        25
      (200)          15,928         791         5 %      16.11%        33
      (300)          16,299       1,162         8 %      16.23%        45
      (400)          16,703       1,566        10 %      16.38%        60

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

                                   Year Ended September 30,

                          1998                1997                1996
                                 Average             Average            Average
                  Average        Yield/  Average      Yield/  Average    Yield/
                  Balance Interest Cost Balance Interest Cost Balance  Int. Cost

                               (Dollars in thousands)
Interest-earning assets:

Loans receivable  $15,201  1,207  7.94%  12,729  1,014  7.97%  9,825   779 7.93%
Mortgage-backed
 securities        30,815  2,051  6.65%  29,451  1,989  6.75% 31,267 2,248 7.19%
Securities         34,177  2,360  6.91%  33,479  2,294  6.85% 33,619 2,122 6.31%
FHLB stock            583     39  6.76%     602     42  7.00%    599    43 7.25%
Other interest-
 earning assets     6,200    313  5.05%   3,875    194  5.00%  2,381   103 4.31%
Total interest-
 earning assets    86,976  5,970  6.86%  80,136  5,533  6.90% 77,691 5,295 6.82%

Interest-bearing liabilities:

Savings deposits    4,051    111  2.75%   4,308    118  2.74%  4,490   123 2.74%
Demand and MMDA
  deposits         11,057    433  3.91%  11,501    402  3.49% 11,719   426 3.63%
Certificate
  accounts         47,541  2,720  5.72%  45,983  2,520  5.48% 45,338 2,512 5.54%
Advances from FHLB  8,538    490  5.74%   3,346    199  5.95%    984    60 6.06%
Total interest-
 bearing
 liabilities      $71,187  3,754  5.27%  65,138  3,239  4.97% 62,531 3,121 4.99%

Net interest income
 before provision
 for loan losses  $        2,216                 2,294               2,174

Interest rate spread              1.59%                 1.93%              1.83%

Net earning
 assets           $       15,789                14,998              15,160

Net yield on average
 interest-earning
 assets                           2.55%                 2.86%              2.80%

Ratio of average
 interest-earning
 assets to average
 interest-bearing
 liabilities                    122.18%               123.02%            124.24%



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

                            Year Ended September 30,
                       1998  vs.  1997                  1997  vs.  1996
                 Increase (Decrease) Due To          Increase (Decrease) Due To
                                      Rate/                          Rate/
                    Volume    Rate    Volume   Total  Volume   Rate Volume Total

                            (Dollars in Thousands)
Interest income:
Loans receivable      $197    (3)      (1)      193      230      4    1   235
Mortgage-backed
 securities             92   (29)      (1)       62     (131)  (136)   8  (259)
Securities              47    18        1        66       (8)   181   (1)  172
FHLB stock              (1)   (2)       -        (3)       -     (1)   -    (1)
Other interest-
 earning assets        116     2        1       119       65     16   10    91
Total interest-
 earning assets        451   (14)       -       437      156     64   18   238
Interest expense:
Deposits                42   180        2       224       12    (33)   -   (21)
Advances from FHLB     309    (7)     (11)      291      143     (1)  (3)  139
Total interest-
bearing liabilities   $351   173       (9)      515      155    (34)  (3)  118

Net interest income   $                         (78)                       120

Year 2000

The Bank is reviewing computer applications with its outside data processing service bureau and other software vendors to ensure operational and financial systems are not adversely affected by "year 2000" software failures. All major customer applications are processed through an outside service bureau which recently completed proxy testing. Other major systems have been tested.
Connectivity testing between Bank and vendor systems to ensure continued compatibility is scheduled for March, 1999. The Bank identified certain of its hardware and software that would not be year 2000 compliant and purchased newer equipment and software amounting to $63,000 in 1998. Management is unable to estimate any additional expense related to this issue . Any year 2000 compliance failure could result in additional expense to the Bank.

Liquidity and Capital Resources

The Bank's principal sources of funds are cash receipts from deposits, loan repayments by borrowers, proceeds from maturing securities, advances from the Federal Home Loan Bank and net earnings. The Bank has an agreement with the FHLB of Des Moines to provide cash advances, should the Bank need additional funds.
For regulatory purposes, liquidity is measured as a ratio of cash and certain investments to withdrawable deposits and short-term borrowings. The minimum level of liquidity required by regulation is presently 4%. The Bank's liquidity ratio at September 30, 1998, was substantially higher than the required ratio.
The Bank maintains a higher level of liquidity than required by regulation as a matter of management philosophy in order to more closely match interest-sensitive assets with interest-sensitive liabilities. The Bank has $37.0 million in certificates due within one year and $15.3 million in other deposits without specific maturity at September 30, 1998. Management estimates that most of the deposits will be retained or replaced by new deposits.


Total assets increased from $84.1 million at September 30, 1997 to $96.8 million at September 30, 1998. Maturing securities, advances from FHLB, loan repayments and customer deposits were used to originate loans, fund the purchase of securities and MBSs, and increase cash and cash equivalents. Loans receivable, net increased as the Bank continued to promote fixed rate mortgage loan originations in the Bank's market area. Accrued interest on securities decreased due to the timing of interest receipts. Accrued interest on loans and MBSs increased due to higher portfolio balances.

During 1997 and 1998, treasury stock of the Company increased by $431,000 and $109,000, respectfully. The Company repurchased 46,080 shares and 6,000 shares of common stock in the open market at an average price of $17.41 and $19.63 per share in 1997 and 1998, respectfully. In 1998, 500 shares were issued under the management recognition plan (MRP) at $24.13 per share. In 1997, 21,411 shares were issued upon the exercise of stock options at $19.00 per share. While the purchase of treasury stock may be beneficial to the Company or shareholders, the purchase of treasury stock reduces interest-earning assets of the Company.
Capital of the Bank is also reduced to the extent treasury stock purchases are funded by dividends from the Bank to the Company.

Commitments to originate mortgage loans are legally binding agreements to lend to the Bank's customers. Commitments at September 30, 1998 to originate fixed rate mortgage loans and fund loans in process were $357,365. Loan commitments expire in 180 days or less.

Results of Operations

          Comparison of the Years Ended September 30, 1998 and September 30, 1997

Net Earnings
Net earnings for the year ended September 30, 1998 were $807,000 compared with $975,000 for the year ended September 30, 1997. The decrease relates primarily to substantially lower gain on sale of MBSs and lower interest rate spread.
Noninterest expense increased due to higher employee stock ownership plan (ESOP) expenses, offset by lower SAIF deposit insurance premium.

Net Interest Income
Net interest income was $2.3 million for 1997 and $2.2 million for 1998. The interest rate spread decreased from 1.93% for 1997 to 1.59% for 1998. Interest rates paid on deposits increased due to local market competition. Total interest income for 1997 was $5.5 million compared with $6.0 million for 1998. Although the weighted-average yield on interest-earning assets decreased from 6.90% for 1997 to 6.86% for 1998, average interest-earning assets increased from $80.1 million for 1997 to $87.0 million for 1998. Interest on loans receivable increased as a result of higher average loans outstanding for 1998. Management has placed renewed emphasis on origination of loans, primarily fixed-rate loans.
Interest on MBSs increased due to a higher average balance, offset by a slightly lower yield. Interest on securities increased due to a higher balance and yield.

Interest on other interest-earning assets increased largely as a result of a higher average balance. Components of interest-earning assets change from time to time based on the availability, interest rates and other terms of loans, investments and MBSs. Interest expense increased largely due to a higher average balance of FHLB advances and, to a lesser extent, a higher average rate on deposits. The weighted-average rate on total interest-bearing liabilities increased from 4.97% for 1997 to 5.27% for 1998, reflecting an increasingly competitive market for retail deposits.

Provision for Loan Losses
Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for loan losses based on prior loss experience, known and inherent risks in the portfolio, adverse situations which may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.
Management also considers other factors relating to the collectibility of the Bank's loan portfolio. No provision for loan losses was recorded for the years ended September 30, 1997 and 1998. There were no non-accrual loans at September 30, 1998 compared to $11,000 at September 30, 1997.

Noninterest Income
Noninterest income decreased from $170,000 for 1997 to $39,000 for 1998. Net gains on sales of securities and MBS amounted to $4,000 in 1998 compared to $135,000 in 1997. Gains on sales of assets are not stable sources of income and there is no assurance that the Company will generate such gains in the future.


Noninterest expense
Noninterest expense increased from $889,000 for 1997 to $922,000 for 1998.
Compensation and benefits increased due to higher ESOP expenses and slightly higher salaries. ESOP expense was $87,000 and $103,000 for 1997 and 1998, respectively. ESOP expense is affected by changes in the market price of the Company's stock. SAIF deposit insurance premiums decreased as a result of a lower assessment rate.

Income Taxes
Income taxes decreased due to lower earnings before income taxes.

          Comparison of the Years Ended September 30, 1997 and September 30, 1996

Net Earnings
Net earnings for the year ended September 30, 1997 were $975,000 compared with $456,000 for the year ended September 30, 1996. The primary reason for the increase relates to expense of $393,000 in 1996 for the special assessment for recapitalization of the SAIF. In addition, noninterest expense also decreased substantially due to lower compensation expense, lower cost of MRP, lower SAIF deposit insurance premium and other expenses related to operating as a public company. Net earnings also reflect higher net interest income, higher net gain on sale of securities and MBS.

Net Interest Income
Net interest income increased from $2.2 million for 1996 to $2.3 million in 1997.

The interest rate spread increased from 1.83% for 1996 to 1.93% for 1997.
Interest income for 1997 was $5.5 million compared with $5.3 million for 1996.
The weighted-average yield on interest-earning assets increased from 6.82% for 1996 to 6.90% for 1997. Average interest-earning assets also increased from $77.7 million for 1996 to $80.1 million for 1997. Interest on loans receivable increased largely as a result of higher average loans outstanding for 1997.
Management has placed renewed emphasis on origination of loans, primarily fixed-rate loans. Interest on MBSs decreased due to a lower average yield and balance. Interest on securities increased due to a higher yield. Interest on other interest-earning assets increased as a result of a higher balance and yield. Interest expense increased largely due to a higher average balance of FHLB advances. The weighted-average rate on interest-bearing liabilities decreased from 4.99% for 1996 to 4.97% for 1997.

Provision for Loan Losses
Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for loan losses based on prior loss experience, known and inherent risks in the portfolio, adverse situations which may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.
Management also considers other factors relating to the collectibility of the Bank's loan portfolio. For the year ended September 30, 1996 the Bank established a provision for loan losses of $15,000. No provision was recorded in 1997. There were no non-accrual loans at September 30, 1996 compared to $11,000 at September 30, 1997.


Noninterest Income
Noninterest income increased from $145,000 for 1996 to $170,000 for 1997.  The
Bank recognized a gain on sale on investment in a data processing center of $18,000 in 1996. Net gains on sales of securities and MBS amounted to $135,000 in 1997 compared to $96,000 in 1996. Gains on sales of assets are not stable sources of income and there is no assurance that the Company will generate such gains in the future.

Noninterest expense
Noninterest expense decreased from $1,552,000 for 1996 to $889,000 for 1997.
Legislation to recapitalize the SAIF resulted in a charge of $393,000 in 1996.
Compensation and benefits decreased due to slightly lower salaries and substantially lower stock benefit plan expenses under the Management recognition plan (MRP). MRP expense for the year ended September 30, 1997 was $78,000. MRP expense for the year ended September 30, 1996 was $218,000, including $145,000 for accelerated vesting of shares upon the death of Mrs. Patricia Rozier. The
Employee Stock Ownership Plan (ESOP) expense was $80,000 and $87,000 for 1996 and
1997, respectively. ESOP expense is affected by changes in the market price of the Company's stock and MRP expense is affected by accelerated vesting of shares under the terms of the related plans. SAIF deposit insurance premium decreased as a result of a substantially lower assessment rate. Recurring SAIF premiums are expected to be 6.4 basis points of assessable deposits. Professional fees decreased due principally to initial costs associated with establishment of stock benefit plans in 1996.

Income Taxes
Income taxes increased due to higher earnings before income taxes.

Impact of Inflation
The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.  The primary impact of inflation on the operations of the Bank is reflected in increased operating costs.  Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature.  As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation.  Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.  In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

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
                                      (314) 432-0996






Report of Independent Auditors

The Board of Directors
Perry County Financial Corporation
Perryville, Missouri

We have audited the accompanying consolidated balance sheets of Perry County
Financial Corporation and subsidiary (Company), as of September 30, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1998.
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perry County
Financial Corporation and subsidiary as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.





St. Louis, Missouri
December 10, 1998

                     PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                                Consolidated Balance Sheets

                                September 30, 1998 and 1997


      Assets                                           1998        1997

Cash and cash equivalents                         $ 11,796,514      2,552,167
Securities available for sale, at market value
  (amortized cost of $33,174,361 and $35,557,757)   33,274,100     35,411,629
Federal Home Loan Bank Stock                           750,000        601,500
Mortgage-backed securities available for sale,
  at market value (amortized cost of $33,695,252
  and $30,499,492)                                  34,128,765     30,631,091
Loans receivable, net                               15,764,398     13,910,147
Premises and equipment, net                            333,323        287,495
Accrued interest receivable:
  Securities                                           430,289        474,971
  Mortgage-backed securities                           189,193        173,771
  Loans receivable                                      74,955         60,255
Other assets                                            65,149         32,178
      Total assets                                $ 96,806,686     84,135,204

  Liabilities and Stockholders' Equity

Deposits                                          $ 64,150,713     61,071,074
Accrued interest on deposits                           144,081        122,156
Advances from FHLB of Des Moines                    15,000,000      6,500,000
Advances from borrowers for taxes and insurance        182,209        158,236
Other liabilities                                       53,980         25,636
Accrued income taxes                                    71,835         87,681
Deferred income tax liability                          325,170        121,821
      Total liabilities                             79,927,988     68,086,604
Commitments and contingencies
Stockholders' equity:
  Serial preferred stock, $.01 par value;
  1,000,000 shares authorized; shares issued
    and outstanding - none                                   -              -
  Common stock, $.01 par value; 5,000,000 shares
    authorized; 856,452 shares issued                    8,565          8,565
  Additional paid-in capital                         8,170,765      8,110,852
  Common stock acquired by ESOP                       (501,246)      (547,216)
  Common stock acquired by MRP                        (189,030)      (257,269)
  Unrealized (loss) gain on securities
   available for sale, net                             335,950         (9,153)
  Treasury stock, at cost, 34,555 and
   28,555 shares                                      (608,815)      (499,815)
  Retained earnings - substantially restricted       9,662,509      9,242,636
      Total stockholders' equity                    16,878,698     16,048,600
      Total liabilities and stockholders' equity  $ 96,806,686     84,135,204

See accompanying notes to consolidated financial statements.

                     PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                            Consolidated Statements of Earnings

                       Years Ended September 30, 1998, 1997 and 1996

                                           1998          1997          1996
Interest income:

  Loans receivable                    $ 1,207,200      1,014,312      778,921
  Mortgage-backed securities            2,050,704      1,989,129    2,247,890
  Securities                            2,399,372      2,335,572    2,165,422
  Other interest-earning assets           313,014        193,720      102,669
      Total interest income             5,970,290      5,532,733    5,294,902
Interest expense:
  Deposits:
    NOW                                    72,783         74,139       67,271
    Passbook accounts                     111,277        118,166      123,262
    Money market deposit accounts         360,078        327,758      358,290
    Certificates                        2,719,639      2,519,594    2,511,991
  Advances from FHLB                      489,964        199,036       59,623
      Total interest expense            3,753,741      3,238,693    3,120,437
      Net interest income               2,216,549      2,294,040    2,174,465
Provision for loan losses                    -              -          15,000
      Net interest income after
        provision for loan losses       2,216,549      2,294,040    2,159,465
Noninterest income:
  Service charges on NOW accounts          29,283         27,339       27,705
  Gain (loss) on sale of securities
    available for sale                       -           (17,010)      21,055
  Gain on sale of mortgage-backed
    securities available for sale           3,760        152,429       75,208
  Gain on investment in data center          -              -          17,679
  Other                                     5,860          7,359        3,605
      Total noninterest income             38,903        170,117      145,252
Noninterest expense:
  Compensation and benefits               595,638        559,006      725,683
  Occupancy expense                        31,169         27,996       28,060
  Equipment and data processing expense    84,704         78,592       79,876
  SAIF deposit insurance premium           38,209         55,264      140,923
  SAIF special assessment                    -              -         392,821
  Other                                   172,525        167,922      184,673
      Total noninterest expense           922,245        888,780    1,552,036
      Earnings before income taxes      1,333,207      1,575,377      752,681
Income taxes:
  Current                                 525,826        462,836      469,787
  Deferred                                    670        137,370     (173,606)
    Total income taxes                    526,496        600,206      296,181
      Net earnings                     $  806,711        975,171      456,500

Basic earnings per common share        $     1.04           1.27          .58

Diluted earnings per common share      $     1.03           1.26          .58

See accompanying notes to consolidated financial statements.

                      PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                       Consolidated Statements of Stockholders' Equity

                        Years Ended September 30, 1998, 1997 and 1996



                                                          Common     Common
                                        Additional         Stock      Stock
                             Common      Paid-in         Acquired    Acquired
                              Stock      Capital         by ESOP      by MRP

Balance at
September 30, 1995           $ 8,565       7,962,536      (639,160)       -
Shares issued under MRP         -             37,643          -       (553,166)
Amortization of MRP
 awards                         -               -             -        217,807
Cash dividends of $.30
 per share                      -               -             -           -
Amortization of ESOP
 awards                         -             34,481        45,974        -
Unrealized loss on
 securities available for
 sale, net                      -               -             -           -
Treasury stock purchased        -               -             -           -
Net earnings                    -               -             -           -
Balance at
September 30, 1996            8,565        8,034,660      (593,186)   (335,359)
Amortization of MRP
 awards                         -               -             -         78,090
Cash dividends of $.40
 per share                      -               -             -           -
Amortization of ESOP
 awards                         -             40,666        45,970        -
Unrealized gain on
 securities available for
 sale, net                      -               -             -           -
Treasury stock purchased        -               -             -           -
Exercise of stock options       -             35,526          -           -
Net earnings                    -               -             -           -
Balance at
September 30, 1997           8,565         8,110,852      (547,216)   (257,269)
Shares issued under MRP         -              3,312          -        (12,062)
Amortization of MRP
 awards                         -               -             -         80,301
Cash dividends of $.50
 per share                      -               -             -           -
Amortization of ESOP
 awards                         -             56,601        45,970        -
Unrealized gain on
 securities available for
 sale, net                      -               -             -           -
Treasury stock purchased        -               -             -           -
Net earnings                    -               -             -           -
Balance at
September 30, 1998    $      8,565         8,170,765      (501,246)   (189,030)




                         Unrealized
                         Gain (Loss)
                        on Securities                             Total
                          Available    Treasury    Retained    Stockholders'
                          For Sale      Stock      Earnings       Equity
Balance at
September 30, 1995      $   2,520      -         8,348,432      15,682,893
Shares issued under MRP      -       515,523         -               -
Amortization of MRP
 awards                      -         -             -             217,807
Cash dividends of $.30
 per share                   -         -         (237,800)        (237,800)
Amortization of ESOP
 awards                      -         -             -              80,455
Unrealized loss on
 securities available
 for sale, net           (542,929)     -             -            (542,929)
Treasury stock
  purchased                  -     (584,500)         -            (584,500)
Net earnings                 -         -          456,500          456,500
Balance at
September 30, 1996       (540,409)  (68,977)    8,567,132       15,072,426
Amortization of MRP
 awards                      -         -             -              78,090
Cash dividends of $.40
 per share                   -         -         (299,667)        (299,667)
Amortization of ESOP
 awards                      -         -             -              86,636
Unrealized gain on
 securities available for
 sale, net                531,256      -             -             531,256
Treasury stock purchased     -     (802,121)         -            (802,121)
Exercise of stock options           371,283          -             406,809
Net earnings                 -         -          975,171          975,171
Balance at
September 30, 1997        (9,153)  (499,815)    9,242,636       16,048,600
Shares issued under MRP      -        8,750          -                -
Amortization of MRP
 awards                      -         -             -              80,301
Cash dividends of $.50
 per share                   -         -        (386,838)         (386,838)
Amortization of ESOP
 awards                      -                       -             102,571
Unrealized gain on
 securities available
 for sale, net          345,103        -             -             345,103
Treasury stock purchased           (117,750)         -            (117,750)
Net earnings               -           -         806,711           806,711
Balance at
September 30, 1998   $  335,950    (608,815)   9,662,509        16,878,698


See accompanying notes to consolidated financial statements.

                     PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                            Consolidated Statements of Cash Flows

                        Years Ended September 30, 1998, 1997 and 1996

                                            1998        1997        1996
Cash flows from operating activities:
Net earnings                           $   806,711      975,171      456,500
 Adjustments to reconcile net earnings
  to net cash provided by (used for)
  operating activities:
    Depreciation expense                    18,068       14,581       14,576
    Provision for loan loss                   -            -          15,000
    ESOP expense                           102,571       86,636       80,455
    MRP expense                             80,301       78,090      217,807
    Amortization of premiums, discounts
      and loan fees, net                  (318,244)     (58,962)     (41,147)
    FHLB stock dividends                      -            -         (11,800)
    Gain on sale of mortgage-backed
     securities available for sale          (3,760)    (152,429)     (75,208)
    Loss (gain) on sale of securities
     available for sale                       -          17,010      (21,055)
    Dividends reinvested in Asset
      Management Fund                         -            -          (6,907)
    Decrease (increase) in:
      Accrued interest receivable           14,560       54,853     (109,846)
      Deferred tax asset                      -          15,548       (8,693)
      Other assets                         (32,971)      38,238        6,262
    Increase (decrease) in:
      Accrued interest on deposits          21,925       (8,692)     (24,603)
      Other liabilities                     28,344     (402,666)     397,482
      Accrued income taxes                 (15,846)     (71,761)      56,828
      Deferred income tax liability            670      121,821     (164,913)
        Net cash provided by (used for)
          operating activities            (702,329)     707,438      780,738
Cash flows from investing activities:
  Loans originated, net of principal
    collections                         (1,854,251)  (2,186,712)  (3,922,342)
  Mortgage-backed securities
   available for sale:
      Purchased                        (10,036,213)  (9,614,645)  (6,227,075)
      Principal collections              5,944,652    3,767,551    5,271,977
      Proceeds from sale                   901,069    5,518,486    2,216,420
  Securities available for sale:
      Purchased                        (27,477,856) (14,033,931) (14,298,500)
      Proceeds from maturity or call    29,377,989   11,500,000    7,800,000
      Proceeds from sale                   800,000    1,982,990    3,810,762
  Purchase of FHLB stock, net of
   redemption                             (148,500)        -            -
  Purchase of premises and equipment       (63,896)      (1,412)      (2,468)
        Net cash provided by (used for)
          investing activities          (2,557,006)  (3,067,673)  (5,351,226)
Cash flows from financing activities:
  Net increase (decrease) in:
    Deposits                             3,079,639   (1,640,435)   2,533,229
    Advances from borrowers for taxes
      and insurance                         23,973       11,319       41,154
  Advances from FHLB                    18,000,000    6,500,000    2,500,000
  Repayment of advances from FHLB       (9,500,000)  (2,500,000)        -
  Exercise of stock options                   -         406,809         -
  Purchase of treasury shares             (117,750)    (802,121)    (584,500)
  Dividends paid to stockholders          (386,838)    (299,667)    (237,800)
        Net cash provided by (used
        for) financing activities       11,099,024    1,675,905    4,252,083
Net increase (decrease) in cash and
  cash equivalents                       9,244,347    (684,330)     (318,405)
Cash and cash equivalents at
  beginning of year                      2,552,167   3,236,497     3,554,902
Cash and cash equivalents at
  end of year                         $ 11,796,514   2,552,167     3,236,497

Supplemental disclosures of cash flow information:
Cash paid during the period for:
  Interest on deposits                $  3,241,852   3,048,349     3,085,417
  Interest on advances from FHLB           489,964     199,036        59,623
  Federal income taxes                     476,320     499,893       366,700
  State income taxes                        65,352      46,673        46,258

Noncash activity - transfer from held to maturity to available for sale:
    Securities                                -           -        32,746,005
    Mortgage-backed securities        $       -           -        31,232,845

See accompanying notes to consolidated financial statements.


                      PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                         Notes to Consolidated Financial Statements

                              September 30, 1998 and 1997 and
                      Years ended September 30, 1998, 1997 and 1996

  (1)  Summary of Significant Accounting Policies
    Perry County Savings Bank converted from a state-chartered mutual savings and loan association to a Federally-chartered mutual savings bank, Perry County
Savings Bank, FSB, on November 23, 1994.  On February 10, 1995, Perry County
Savings Bank, FSB (Bank) completed its conversion from mutual to stock form and became a wholly-owned subsidiary of a newly formed Missouri holding company, Perry County Financial Corporation (Company). The following comprise the significant accounting policies which the Company and Bank follow in preparing and presenting their consolidated financial statements:

    a. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Perry County Savings Bank, FSB. The
Company has no significant assets other than common stock of the Bank, the loan to the ESOP, and net proceeds retained by the Company following the conversion.
The Company's principal business is the business of the Bank. All significant intercompany accounts and transactions have been eliminated.

    b. For purposes of reporting cash flows, cash and cash equivalents include cash and due from depository institutions and interest-bearing deposits in other depository institutions with original maturities of three months or less.
Interest-bearing deposits in other depository institutions were $11,650,815 and $2,345,578 at September 30, 1998 and 1997, respectively.

    c. Securities and mortgage-backed securities which the Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at cost, adjusted for amortization of premiums and accretion of discounts over the life of the security using the interest method. Securities and mortgage-backed securities not classified as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from net earnings and reported in a separate component of stockholders' equity. The Bank does not purchase securities and mortgage-backed securities for trading purposes. The cost of securities sold is determined by specific identification.

          Collateralized mortgage obligations (CMOs) are mortgage derivatives and the type owned by the Bank are classified as "low-risk" under regulatory guidelines. CMOs are subject to the effects of interest rate risk. The Bank does not purchase CMOs at any significant premium over par value to limit certain prepayment risks, and purchases only CMOs issued by U.S. government agencies in order to minimize credit risk. During 1997, the Bank sold its CMOs.

    d. Loans receivable, net are carried at unpaid principal balances, less loans in process, net deferred loan fees, and allowance for losses. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method.

    e. Specific valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs under the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured under SFAS No. 114 and No. 118 include nonaccrual income property loans (excluding those loans included in the homogenous portfolio which are collectively reviewed for impairment), large, nonaccrual single family loans and troubled debt restructurings. Such loans are placed on nonaccrual status at the point they become contractually delinquent more than 90 days. Impairment losses are recognized through an increase in the allowance for loan losses. There were no impaired loans under SFAS No. 114 and No. 118 at September 30, 1998 or 1997.

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

    h. Interest on securities, mortgage-backed securities and loans receivable is accrued as earned. Interest on loans receivable contractually delinquent more than ninety days is excluded from income until collected.

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


    j.    During 1998 the Bank adopted SFAS No. 128, "Earnings per Share."
Earnings per share are based upon the weighted-average shares outstanding. ESOP shares which have been committed to be released are considered outstanding, and stock options to the extent dilutive.

    k. Effective October 1, 1996, the Bank adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 suggests that compensation cost for stock-based employee compensation plans be measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period. However, SFAS No.
123 also allows an institution to use the intrinsic value based method under APB
Opinion No. 25.  The Bank has adopted the disclosure requirements under SFAS No.
123, but will continue to recognize compensation expense for stock-based employee compensation plans under APB No. 25.

    l. The following paragraphs summarize the impact of new accounting pronouncements:

          In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The
Statement focuses on the issues of accounting for transfers and servicing of financial assets, extinguishments of liabilities and financial assets subject to prepayment. In December 1996, the FASB issued SFAS No. 127, "Deferral of the
Effective Date of Certain Provisions of FASB Statement No. 125." SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring generally after December 31, 1996, and for certain transactions after December 31, 1997. The provisions of SFAS No. 125 for financial assets subject to prepayment is effective for financial assets held on or acquired after January 1, 1997. SFAS No. 125 did not have a material impact on the financial position or results of operations of the Bank.

          In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive
Income." The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose statements. It does not address recognition or measurement issues for comprehensive income and its components. Entities are required to classify items of other comprehensive income (including minimum pension liability adjustment and unrealized gains and losses on securities available for sale) by their nature in the financial statement and display the accumulated balance of other comprehensive income separately in the equity section of the statement of financial position. The statement is effective for fiscal years beginning after December 15, 1997. Comparative financial statements for earlier periods are required to reflect the provisions of this statement.

          In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement requires that public entities report certain information about operating segments in the financial statements. The statement also requires disclosures about products and services, geographic areas, and major customers. The statement supersedes SFAS No. 14 and supersedes and amends certain other accounting pronouncements. The statement is effective for fiscal years beginning after December 15, 1997.

          In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative
Instruments and Hedging Activities." The statement establishes standards for accounting and reporting of derivative instruments, including derivative instruments embedded in another type of contract and for hedging activities. The statement further requires that all derivatives should be recognized as either assets or liabilities and measured at the fair value. The accounting for changes in the fair value, or gains or losses, of a derivative depends on the use of the derivative and resulting designation. The statement supersedes or modifies certain other accounting pronouncements. The statement is effective for the first fiscal quarter of the fiscal year beginning after June 15, 1999. SFAS No.
133 is not expected to affect the Bank's financial position or results of the operations of the Bank.

          In October 1998, the FASB issued SFAS No. 134, "Accounting for
Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans
Held for Sale by a Mortgage Banking Enterprise."  The statement amends SFAS No.
65 and No. 115. The statement requires that after the securitization of a mortgage loan held for sale, any retained mortgage-backed securities must be classified under the provisions of SFAS No. 115. Mortgage banking enterprises must classify as trading any retained mortgage-backed securities that it commits to sell before or during the securitization process. The statement is effective for the first fiscal quarter of the fiscal year beginning after December 15, 1998. SFAS No. 134 is not expected to affect the Bank's financial position or results of operations of the Bank.

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


  (3)  Securities:
    Securities are summarized as follows:

                                       1998
                               Amortized   Unrealized   Unrealized     Market
                                   Cost        Gains       Losses      Value
    Available for sale:
      Debt securities - Federal
        agency obligations       $33,174,361   105,081   (5,342)    33,274,100

    Weighted-average rate               6.77%

                                       1997
                               Amortized  Unrealized   Unrealized     Market
                                   Cost      Gains       Losses       Value
    Available for sale:
      Debt securities - Federal
        agency obligations       $35,557,757   60,932  (207,060)    35,411,629

    Weighted-average rate              7.05%

      Maturities of debt securities available for sale are summarized as follows:

                                                             1998
                                                     Amortized       Market
                                                       Cost          Value

      Due in one year or less                       $ 3,149,964    3,148,000
      Due after one year through five years           1,000,000      997,500
      Due after five years through ten years          2,500,000    2,516,250
      Due after ten years through fifteen years      19,995,111   20,075,000
      Due after fifteen years through twenty years    3,500,878    3,506,250
      Due after twenty-five through thirty years      3,028,408    3,031,100
                                                    $33,174,361   33,274,100

      Proceeds from sales of securities available for sale and gross realized gains and losses on these sales are summarized as follows:
                                              1998        1997       1996

      Proceeds from sale                   $800,000    1,982,990    3,810,762

      Gross realized gains                 $   -           -           22,085
      Gross realized losses                    -         (17,010)      (1,030)
        Net gains (losses)                 $   -         (17,010)      21,055


  (4)  Mortgage-backed Securities:
    Mortgage-backed securities are summarized as follows:

                                        1998
                            Amortized   Unrealized   Unrealized     Market
                                 Cost        Gains       Losses      Value
    Available for sale:
    Mortgage-participation
     certificates:
      FHLMC               $  3,213,827      53,562      (8,076)      3,259,313
      GNMA                  19,555,160     255,304     (44,043)     19,766,421
      FNMA                  10,926,265     230,966     (54,200)     11,103,031
                          $ 33,695,252     539,832    (106,319)     34,128,765

    Weighted-average rate        6.70%

                                        1997
                            Amortized   Unrealized   Unrealized       Market
                                 Cost        Gains       Losses        Value
    Available for sale:
    Mortgage-participation
     certificates:
      FHLMC               $  4,316,380      41,755      (23,326)      4,334,809
      GNMA                  16,140,877     121,942      (40,404)     16,222,415
      FNMA                  10,042,235     116,724      (85,092)     10,073,867
                          $ 30,499,492     280,421     (148,822)     30,631,091

    Weighted-average rate        6.79%


      Mortgage-backed securities with market values of $4,909,876 and $2,653,318 were pledged as collateral to secure advances from FHLB of Des Moines and certain deposits, respectively, at September 30, 1998. Adjustable-rate mortgage and balloon loans included in mortgage-backed securities at September 30, 1998 and 1997 were approximately $10,801,000 and $15,194,000, respectively.

      Proceeds from sales of mortgage-backed securities available for sale and gross realized gains and losses on these sales are summarized as follows:

                                   1998        1997       1996

      Proceeds from sale      $  901,069    5,518,486   2,216,420

      Gross realized gains    $   10,267      192,362      82,474
      Gross realized losses       (6,507)     (39,933)     (7,266)
        Net gains (losses)    $    3,760      152,429      75,208

  (5)  Loans Receivable, Net
    Loans receivable, net are summarized as follows:
                                                  1998          1997
    Real estate loans:
      Single, 1-4 family units                $ 13,496,676      11,843,536
      Multi-family, 5 or more units                 41,887          63,881
      Construction                                 689,900       1,417,816
      Land                                         578,827         101,012
      Commercial                                   726,933         726,403
    Loans secured by deposit accounts              454,154         382,104
                                                15,988,377      14,534,752
    Loans in process                              (190,165)       (590,515)
    Deferred loan fees                              (8,814)         (9,090)
    Allowance for losses                           (25,000)        (25,000)
                                              $ 15,764,398      13,910,147

    Weighted-average rate                             7.70%           7.93%

      Real estate construction loans at September 30, 1998, are secured primarily by single, 1-4 family units. Adjustable-rate loans included in the loan portfolio amounted to $1,013,430 and $1,815,632 at September 30, 1998 and 1997, respectively.

    Following is a summary of activity in allowance for losses:

                                           1998      1997      1996

      Balance, beginning of year      $ 25,000      25,000      10,000
      Provision charged to expense        -           -         15,000
      Balance, end of year            $ 25,000      25,000      25,000

      Nonaccrual loans at September 30, 1997 were $10,896. There were no nonaccrual loans at September 30, 1998.

       Following is a summary of loans in excess of $60,000 to directors and executive officers for the year ended September 30, 1998:

      Balance, September 30, 1997              $ 261,401
        Refinance                                170,000
        Repayments                              (189,104)
      Balance, September 30, 1998              $ 242,297

       These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

  (6)  Premises and Equipment, Net
    Premises and equipment, net are summarized as follows:
                                              1998     1997

      Land                                 $  46,972     46,972
      Building and improvements              350,356    350,356
      Furniture, fixtures and equipment      169,062    105,166
                                             566,390    502,494
      Less accumulated depreciation          233,067    214,999
                                           $ 333,323    287,495

      Depreciation expense for the years ended September 30, 1998, 1997 and 1996 was $18,068, $14,581 and $14,576, respectively.

  (7)  Deposits
    Deposits are summarized as follows:

        Description and interest rate         1998         1997

      Noninterest-bearing checking       $    81,340      176,565
      NOW accounts, 2.25%                  3,014,860    3,303,438
      Savings accounts, 2.75%              4,003,898    4,181,871
      Money market deposit accounts,
        4.69% and 4.65%, respectively      8,217,769    7,348,850
          Total transaction accounts      15,317,867   15,010,724

      Certificates:
        2.01 - 3.00%                         116,837      178,777
        3.01 - 4.00%                            -          36,359
        4.01 - 5.00%                         630,626    1,678,702
        5.01 - 6.00%                      43,634,556   28,672,118
        6.01 - 7.00%                       4,450,827   15,494,394
          Total certificates, 5.66%
            and 5.68%, respectively       48,832,846   46,060,350
          Total deposits                $ 64,150,713   61,071,074

      Weighted-average rate - deposits          5.19%        5.15%

      Certificate maturities at September 30, 1998 are summarized as follows:

        October 1, 1998 to September 30, 1999       $ 36,967,664
        October 1, 1999 to September 30, 2000          8,188,132
        October 1, 2000 to September 30, 2001          3,104,395
        October 1, 2001 to September 30, 2002            242,971
        October 1, 2002 to September 30, 2003            329,684
                                                    $ 48,832,846

    Certificates of deposits of $100,000 or more at September 30, 1998 are summarized as follows:

      Maturing in:
        Three months or less               $ 2,768,369
        Over three through six months        2,269,352
        Over six through twelve months       2,430,223
                                           $ 7,467,944

  (8)  Advances from FHLB of Des Moines
       Advances from Federal Home Loan Bank of Des Moines are summarized as follows:

                        Interest
         Maturity Date    Rate   Initial Call Date     1998        1997

      November 7, 1997    6.11%   None              $     -        2,000,000
      May 29, 1998        6.19%   None                    -        1,500,000
      June 25, 1998       5.86%   None                    -        1,000,000
      September 10, 1998  5.83%   None                    -        2,000,000
      May 8, 2008         5.62%   May 8, 2003          5,500,000       -
      July 15, 2008       5.52%   July 15, 2003        8,000,000       -
      September 11, 2008  4.99%   September 11, 2001   1,500,000       -
                                                    $ 15,000,000   6,500,000

Advances from Federal Home Loan Bank of Des Moines were secured by FHLB stock, certain mortgage-backed securities and single-family mortgage loans of $13,193,150. See also note 4. All advances at September 30, 1998 are subject to call at the dates indicated and every three months thereafter.

  (9)  Income Taxes
      The Company and Bank file separate federal income tax returns on a calendar year basis. On August 20, 1996 the Small Business Job Protection Act of 1996 was signed into law. Effective January 1, 1996, the percentage of taxable income method was eliminated, but the Bank will be permitted to make additions to the tax bad debt reserve using the experience method. Under the Act, the Bank's tax bad debt reserves in excess of the 1987 tax year level are subject to recapture and payable in equal amounts over six years in tax years beginning January 1, 1998 and thereafter. The Bank was able to defer the recapture of its applicable excess tax bad debt reserves for two years by having met a residential loan requirement.


      Income taxes are summarized as follows:
                                1998      1997      1996
      Current:
        Federal             $ 462,655      408,526      419,995
        State                  63,171       54,310       49,792
                              525,826      462,836      469,787
      Deferred:
        Federal                 1,639      119,857     (151,474)
        State                    (969)      17,513      (22,132)
                                  670      137,370     (173,606)
                            $ 526,496      600,206      296,181

      Total income tax expense is different than the amounts computed by applying the federal rate of 34% in the years ending September 30, 1998, 1997 and 1996 to earnings before taxes as a result of the following:

                                           1998      1997      1996

      Expected income tax expense at
        Federal tax rate                $ 453,291    535,628     255,912
      ESOP compensation expense            19,244     13,827      11,723
      State income tax, net of Federal
        tax benefit                        41,664     48,083      18,294
      Other                                12,297      2,668      10,252
                                        $ 526,496    600,206     296,181

                   Effective tax rate        39.5%      38.1%       39.3%

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

    The components of the net deferred tax asset (liability) are summarized as follows:

                                                             1998        1997
      Deferred tax asset:
        Allowance for loan losses                          $  9,250      9,250
        Unrealized loss on securities and MBS
          available for sale                                   -         5,376
        Book over tax ESOP and MRP expense, net              39,374     37,752
          Deferred tax asset                                 48,338     52,378
      Deferred tax liability:
        Tax bad debt reserves arising after
          December 31, 1987                                (171,839)  (169,833)
        Unrealized gain on securities and MBS
          available for sale                               (197,303)      -
        FHLB stock dividend                                  (4,366)    (4,366)
          Deferred tax liability                           (373,508)  (174,199)
          Net deferred tax asset (liability)             $ (325,170)  (121,821)

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


      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to quantitative judgments by the regulators about components, risk-weightings and other factors. At September 30, 1998, the Bank met all capital adequacy requirements. The Bank is also subject to the regulatory framework for prompt corrective action. The most recent notification from the regulatory agencies categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the dates of the aforementioned notifications that management believes have changed the Bank's category.

       The Bank's actual and required capital amounts and ratios at September 30, 1998 are as follows:

                       Minimum Required      Minimum Required
                         for Capital            to be "Well
                Actual             Adequacy             Capitalized"
                              Amount    Ratio   Amount     Ratio  Amount  Ratio

                      (Dollars in Thousands)
Consolidated stockholders'
  equity                      $ 16,879
Stockholders' equity
  of Company                    (3,111)
Unrealized gain on securities     (336)
Tangible capital                13,432    14.3%  $ 1,409   1.5%
General valuation allowance         25
Total capital to
  risk-weighted assets        $ 13,457    64.4%  $ 1,670   8.0%  $ 2,088  10.0%

Tier 1 capital to risk-
 weighted assets              $ 13,432    64.3%  $   835   4.0%  $ 1,253   6.0%

Tier 1 capital to total
  assets                      $ 13,432    14.3%  $ 3,757   4.0%  $ 4,695   5.0%

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

     Following is a summary of basic and diluted earnings per common share for the year ended September 30, 1998 and for the years ended September 30, 1997 and
1996, as restated under SFAS No. 128:
                                             1998        1997        1996

  Net earnings                            $ 806,711      975,171      456,500

  Weighted-average shares - Basic EPS       775,325      767,940      793,391
  Stock options - treasury stock method       8,352        3,474         -
  Weighted-average shares - Diluted EPS     783,677      771,414      793,391

  Basic earnings per common share         $    1.04         1.27          .58

  Diluted earnings per common share       $    1.03         1.26          .58

      Options to purchase 70,798 shares of common stock at $19.00 per share were outstanding during the year ended September 30, 1996, but were not included in the computation of diluted EPS since the exercise price was greater than the average market price of the common stock.

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

      The purchase of shares of the ESOP was recorded in the consolidated financial statements through a credit to common stock and additional paid-in capital with a corresponding charge to a contra equity account for the unreleased shares. The Bank reports compensation expense equal to the average fair value of the ESOP shares committed to be released. Dividends on allocated ESOP shares are charged to stockholders' equity. Dividends on unallocated ESOP shares are recorded as a reduction to the ESOP loan. ESOP expense for 1998, 1997 and 1996 was $102,571, $86,636 and $80,455, respectively. The number of ESOP shares were as follows:

                                              1998     1997

        Allocated shares                    13,237      8,640
        Shares released for allocation       4,597      4,597
        Unreleased shares                   50,125      54,722
        Total ESOP shares                   67,959      67,959


      The fair value of unreleased ESOP shares based on market price of the Company's stock was $984,000 at September 30, 1998.

      On January 16, 1996, the stockholders of Perry County Financial Corporation ratified the 1995 Stock Option and Incentive Plan (Stock Option Plan). Of the
85,645 shares reserved for issuance under the Stock Option Plan, 70,798 shares were awarded in January, 1996, and the remainder are available for future awards.

The stock options were awarded at $19 per share which was equal to the market value of the Company's common stock at the date of grant. During 1997, 21,411 shares of common stock were issued under the stock option plan. At September 30, 1998 and 1997, there were 49,387 shares outstanding. At September 30, 1998 there were 19,754 shares exercisable. The Bank has estimated the fair value of awards granted under its stock option plan utilizing the Black-Scholes pricing model.
Had the Company determined compensation expense based on the fair value of its stock options at the grant date under SFAS No. 123, the Company's net earnings and diluted earnings per common share would have been reduced to the proforma amounts indicated below:

                                              1998       1997       1996

      Reported net earnings                $ 806,711      975,171      456,500
      Proforma net earnings                $ 772,674      897,800      358,607
      Reported diluted earnings
        per common share                   $    1.03         1.26          .58
      Proforma diluted earnings
        per common share                   $     .99         1.16          .45

      The fair value of each stock option granted during 1996 was $5.47, using a risk-free interest rate of 5.49%, expected volatility of 34%, expected dividend yield of 4% and expected life of the stock options of 7 years.

      On January 16, 1996, the stockholders ratified the Management Recognition and Retention Plan (MRP). Of the 34,258 shares reserved for issuance under the MRP, 29,114 shares were awarded in January, 1996, to directors, executive officers and employees and an additional 500 shares were awarded in November, 1997 to one employee. The remainder are available for future awards.
Compensation expense in the amount of the fair market value of the common stock at the date of grant is recognized pro rata over a five year period following the date of grant of the award. The Plan provides for accelerated vesting under certain circumstances. MRP expense for 1998, 1997 and 1996 was $80,301, $78,090 and $217,807, respectively.

  (12)  Financial Instruments with Off-Balance Sheet Risk
      The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.
These financial instruments generally include commitments to originate mortgage loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The
Bank's maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable of those instruments. The Bank minimizes this risk by evaluating each borrower's creditworthiness on a case-by-case basis. Generally, collateral held by the Bank consists of a first or second mortgage on the borrower's property.
The amount of collateral obtained is based upon an appraisal of the property.
The Bank offers adjustable-rate loans and fixed-rate loans. Commitments at September 30, 1998 to originate fixed rate mortgage loans and fund loans in process were $357,365 expiring in 180 days or less.


  (13)  Financial Instruments with Concentrations of Credit Risk
      The Bank originates residential real estate loans, and to a lesser extent, commercial real estate loans, primarily to customers located in Perry County, Missouri.

  (14)  Condensed Parent Company Only Financial Statements
      The following condensed balance sheets and condensed statements of earnings and cash flows for Perry County Financial Corporation should be read in conjunction with the consolidated financial statements and the notes thereto.

                                                   BALANCE SHEETS

                                                   September 30,
         Assets                                  1998         1997

      Cash and cash equivalents                $  1,549,375      692,824
      Securities available for sale               1,000,000    1,788,500
      ESOP note receivable                          551,798      585,363
      Accrued interest receivable                    11,625       29,094
      Other assets                                   37,744       14,726
      Investment in subsidiary                   13,768,466   12,944,137
        Total assets                           $ 16,919,008   16,054,644

        Liabilities and Stockholders' Equity

      Other liabilities                        $     40,310        6,044
        Total liabilities                            40,310        6,044
      Stockholders' equity                       16,878,698   16,048,600
        Total liabilities and stockholders'
          equity                               $ 16,919,008   16,054,644


                                  STATEMENTS OF EARNINGS

                                               Year Ended September 30,

                                               1998        1997        1996

      Equity in earnings of the Bank       $ 303,598      547,705      331,735
      Dividend from Bank                     428,226      342,581         -
      Interest income                        190,918      200,861      267,135
      Interest expense                          -          (3,196)      (8,919)
      Loss on sale of securities
        available for sale                      -          (5,000)         -
      Other income                             2,300           76          -
      Other expenses                         (79,753)     (62,404)     (66,001)
      Income taxes                           (38,578)     (45,452)     (67,450)
        Net earnings                       $ 806,711      975,171      456,500


                                  STATEMENTS OF CASH FLOWS

                                               Year Ended September 30,
                                                1998        1997        1996
    Cash flows from operating activities:
      Net earnings                            $ 806,711     975,171    456,500
      Adjustments to reconcile net earnings
        to net cash provided by (used for)
        operating activities:
          Equity in earnings of the Bank       (731,824)   (890,286)  (331,735)
          Dividend from Bank                    428,226     342,581       -
          Loss on sale of securities available
            for sale                               -          5,000       -
          Other, net                             24,461      12,337     (8,209)
            Net cash provided by (used for)
              operating activities              527,574     444,803    116,556
    Cash flows from investing activities:
      Principal collected on loan to ESOP        33,565      31,436     29,442
      Purchase of securities available
        for sale                             (1,000,000)       -    (1,800,000)
      Securities available for sale - matured 1,000,000        -     1,800,000
      Securities available for sale - sold      800,000     995,000       -
            Net cash provided by (used for)
              investing activities              833,565   1,026,436     29,442
    Cash flows from financing activities:
      Advance from Bank                            -           -       355,000
      Repayment of advance from Bank               -       (355,000)      -
      Exercise of stock options                    -        406,809       -
      Treasury stock purchased                (117,750)    (802,121)  (584,500)
      Dividends paid                          (386,838)    (299,667)  (237,800)
            Net cash provided by (used for)
              financing activities            (504,588)  (1,049,979)  (467,300)
    Net increase (decrease) in cash and
      cash equivalents                         856,551      421,260   (321,302)
    Cash and cash equivalents at beginning
      of year                                  692,824      271,564    592,866
    Cash and cash equivalents at end
      of year                              $ 1,549,375      692,824    271,564

  (15)  Fair Value of Financial Instruments
    The carrying amounts and estimated fair values of financial instruments are summarized as follows:

                                                 1998             1997
                                       Carrying       Fair     Carrying   Fair
                                       Amount        Value     Amount    Value


Non-trading instruments and
 nonderivatives:
  Cash and cash equivalents    $ 11,796,514  11,796,514   2,552,167   2,552,167
  Securities available for sale  33,274,100  33,274,100  35,411,629  35,411,629
  Stock in FHLB of Des Moines       750,000     750,000     601,500     601,500
  Mortgage-backed securities
    available for sale           34,128,765  34,128,765  30,631,091  30,631,091
  Loans receivable, net          15,764,398  16,088,962  13,910,147  14,016,251
  Deposits                       64,150,713  64,530,000  61,071,074  61,083,000
  Advances from FHLB of
    Des Moines                   15,000,000  15,294,000   6,500,000   6,502,000


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

      The fair value of certificates of deposit and advances from FHLB of Des
Moines is computed at fixed spreads to treasury securities with similar maturities.


CORPORATE INFORMATION

OFFICERS

LEO J. ROZIER
chairman of the board
and president


JAMES K. YOUNG
secretary

DIRECTORS

LEO J. ROZIER
chairman of the board
and president


STEPHEN C. ROZIER
assistant vice-president


MILTON A. VOGEL
retired owner/operator of
automobile agency
Perryville, Missouri

JAMES K. YOUNG
retired owner/operator of
funeral home
Perryville, Missouri

THOMAS L. HOEH
attorney
Perryville, Missouri


CORPORATE OFFICES
14 North Jackson Street
Perryville, Missouri 63775
Telephone (573) 547-4581

LEGAL COUNSEL
Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Washington, D.C. 20005
STOCK TRANSFER AGENT AND REGISTRAR
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey  07016


AUDITORS
Michael Trokey & Company, P.C.
Certified Public Accountants
10411 Clayton Road
St. Louis, Missouri 63131


ANNUAL MEETING
The annual meeting of Perry County Financial Corporation will be held January 20,
1999, at 9:30 a.m., at the Walnut Room, American Legion Hall, 98 Grand Avenue,
Perryville, Missouri.

FORM 10-KSB
A COPY OF FORM 10-KSB, INCLUDING FINANCIAL STATEMENT SCHEDULES AS FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED WITHOUT CHARGE TO
STOCKHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO THE SECRETARY, PERRY
COUNTY FINANCIAL CORPORATION, 14 NORTH JACKSON STREET, PERRYVILLE, MISSOURI
63375.