Form 10-K, Exhibit 13
period 1999-09-30
PERRY COUNTY FINANCIAL CORP
filed 1999-12-23
CIK 931074

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

The Company has no significant assets other than common stock of the Bank, and the loan to the ESOP, and net proceeds retained by the Company following the conversion. The Company's principal business is the business of the Bank.
The Bank's deposit accounts are insured up to a maximum of $100,000 by the Savings Association Insurance Fund (SAIF), which is administered by the Federal Deposit Insurance Corporation (FDIC). The Bank's primary business, as conducted through its office located in Perryville, Missouri, is the origination of mortgage loans secured by one- to four-familyresidences located primarily in Perry County. Lending activities are funded through attraction of deposit accounts, consisting of certificate accounts, money-market deposit accounts, savings accounts and NOW accounts. To a lesser extent, the Bank also originates mortgage loans on commercial real estate, construction loans on single-family residences and commercial properties, and loans secured by deposit accounts.

Common Stock

The common stock of Perry County Financial Corporation is traded on the NASDAQ Small Cap Market under the symbol "PCBC". The following table sets forth the market price and dividend information on the Company's common stock:



Quarter Ended              High        Low          Dividend

December 31, 1997        $25.00      $20.50            $.00
March 31, 1998           $24.50      $23.25            $.50
June 30, 1998            $24.13      $22.75            $.00
September 30, 1998       $22.94      $18.00            $.00

December 31, 1998        $20.75      $19.50            $.00
March 31, 1999           $21.50      $19.88            $.50
June 30, 1999            $21.50      $19.63            $.00
September 30, 1999       $20.13      $19.00            $.00

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in note 10 of the Notes to Consolidated Financial Statements. As of December 1, 1999, the Company had approximately 400 stockholders of record (which includes nominees for beneficial owners holding shares in "street name").

                               Selected Financial Highlights


Financial Condition Data:
                                                         At September 30,
                                   1999     1998      1997      1996     1995
                                                  (Dollars in Thousands)

  Assets                       $ 96,617    96,807    84,135   81,149    76,421
  Cash and cash equivalents
    and securities             $ 41,051    45,821    38,565   38,150    36,377
  Mortgage-backed securities   $ 36,492    34,129    30,631   29,819    31,190
  Loans receivable, net        $ 16,601    15,764    13,910   11,718     7,810
  Deposits                     $ 67,747    64,151    61,071   62,712    60,178
  Advances from FHLB           $ 15,000    15,000     6,500    2,500      -
  Stockholders' equity         $ 13,217    16,879    16,049   15,072    15,683

  Full service offices open           1         1         1        1         1



Operating Data:
                                         For the Year Ended September 30,
                                  1999     1998      1997      1996     1995
                                               (Dollars in Thousands)
Interest income                $  6,463     5,970     5,533    5,295     4,839
  Interest expense               (4,166)   (3,754)   (3,239)  (3,121)   (2,859)
    Net interest income           2,297     2,216     2,294    2,174     1,980
  Provision for loan losses          (5)     -        -          (15)     -
    Net interest income after
      provision for loan losses   2,292     2,216     2,294    2,159     1,980
  Noninterest income                139        39       170      145        50
  Noninterest expense              (935)     (922)     (889)  (1,552)     (862)
    Earnings before income taxes  1,496     1,333     1,575      752     1,168
  Income taxes                     (580)     (526)     (600)    (296)     (432)
  Net earnings                 $    916       807       975      456       736

Diluted earnings per share     $   1.22      1.03      1.26      .58      (1)

Dividends per share            $    .50       .50       .40      .30       .00

(1)Diluted earnings per share is not meaningful since common stock was issued on February 10, 1995.

                         Management's Discussion and Analysis of
                       Financial Condition and Results of Operations

The business of the Bank has been that of a financial intermediary consisting primarily of attracting deposits from the general public and using such deposits to originate mortgage loans secured by one-to four-family residences and, to a lesser extent, commercial real estate loans, real estate construction loans and loans secured by deposit accounts. The Bank's revenues are derived principally from interest earned on loans, investments, and mortgage-backed securities (MBSs). The operations of the Bank are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation (FDIC). The Bank's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered.

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

Qualitative Disclosures of Market Risk

The Bank's principal financial objective is to achieve long-term profitability while limiting its exposure to fluctuating interest rates. The Bank has an exposure to interest rate risk, including short-term U.S. prime interest rates. The Bank has employed various strategies intended to limit the adverse effect of interest rate risk on future operations by providing a better match between the interest rate sensitivity of its assets and liabilities, or maintaining the interest rate spread.

Although the Bank has originated adjustable rate mortgage loans (AMLs) in the past, during the years ended September 30, 1999, 1998 and 1997, the Bank originated $6.6 million, $6.9 million and $5.2 million, respectively, of long-term fixed-rate, mortgage loans. The Bank also purchased $11.3 million during 1999 and $10.0 million during 1998 of long-term, fixed rate MBSs.

The Bank expanded the "leveraged investment" program during the year ended September 30, 1999. Long-term Federal agency obligations, which are callable in the near term, are purchased with intermediate-term FHLB advances (or other available funds). All investment securities at September 30,1999 are callable. The Bank is able to earn a higher interest rate spread since the market prices callable obligations differently than noncallable obligations with otherwise identical terms. Leveraged investments usually result in increased interest rate risk. The effect on net interest income is positive unless rates change significantly. If rates rise substantially, the long-term security is usually not called. Interest rates increased during the fiscal year. Because of market pricing, the Bank recorded unrealized losses of $2.4 million, net of tax, even though the interest rate spread remains positive. The Bank expects to purchase short and intermediate term securities and MBSs in the future, and reduce purchases of long-term financial instruments.

Quantitative Disclosures of Market Risk

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

The following table sets forth as of September 30, 1999 the OTS estimated changes in fair value of equity based on the indicated interest rate environments:

         Change                                                NPV as % of PV
    (In Basis Points)    Estimated Net Portfolio Value           of Assets
    in Interest Rates  $ Amount   $ Change   % Change     NPV Ratio  BP Change
                              (Dollars in Thousands)

         +300          $   1,043  $ (14,300)      (93)%        1.28%    (1,430)
         +200              5,323    (10,200)      (65)%        6.13%      (945)
         +100             10,125     (5,218)      (34)%       10.95%      (463)
            0             15,343                              15.57%
         (100)            15,896        553         4 %       16.13%       +56
         (200)            15,987        644         4 %       16.23%       +66
         (300)            16,026        685         5 %       16.27%       +70

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as AML loans, have features which restrict changes in interest rates on a short term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

The Bank sold approximately $2.0 million of fixed-rate securities in November 1999, at a nominal profit, and expects to sell additional available for sale assets in the future, subject to market conditions.

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

                                                  Year Ended September 30,
                                1999                   1998                   1997
                                          Average               Average                Average
                           Average         Yield/Average         Yield/ Average         Yield/
                           BalanceInterest Cost  Balance Interest Cost   BalanceInterest Cost
                                                    (Dollars in thousands)
Interest-earning
 assets:
Loans receivable $16,005  1,219  7.62% 15,201  1,207  7.94% 12,729  1,014  7.97%
Mortgage-backed
 securities       35,716  2,310  6.47% 30,815  2,051  6.65% 29,451  1,989  6.75%
Securities        37,597  2,541  6.76% 34,177  2,360  6.91% 33,479  2,294  6.85%
FHLB stock           750     48  6.34%    583     39  6.76%    602     42  7.00%
Other interest-
 earning assets    7,564    345  4.55%  6,200    313  5.05%  3,875    194  5.00%
  Total interest-
   earning assets 97,632  6,463  6.62% 86,976  5,970  6.86% 80,136  5,533  6.90%

Interest-bearing
  liabilities:
Savings deposits   4,128    114  2.75%  4,051    111  2.75%  4,308    118  2.74%
Demand and MMDA
 deposits         12,839    517  4.03% 11,057    433  3.91% 11,501    402  3.49%
Certificate
 accounts         49,888  2,698  5.41% 47,541  2,720  5.72% 45,983  2,520  5.48%
Advances from
 FHLB             15,000    837  5.58%  8,538    490  5.74%  3,346    199  5.95%
  Total interest-
   bearing
   liabilities   $81,855  4,166  5.09% 71,187  3,754  5.27% 65,138  3,239  4.97%

Net interest income
 before provision
 for loan losses $        2,297                2,216                2,294

Interest rate spread             1.53%                1.59%                1.93%

Net earning
 assets          $15,777               15,789               14,998

Net yield on
 average interest-
 earning assets                  2.35%                2.55%                2.86%

Ratio of average
 interest-earning
 assets to average
 interest-bearing
 liabilities      119.27%             122.18%                123.02%

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes in volume (changes in volume multiplied by prior year's rate), rates (changes in rate multiplied by prior year's volume) and rate/volume (changesin rate multiplied by the changes in volume).

                                        Year Ended September 30,
                       1999  vs.  1998                   1998  vs.  1997
                   Increase (Decrease) Due To       Increase (Decrease) Due To
                                    Rate/                             Rate/
                   Volume     Rate  Volume    Total  Volume     Rate VolumeTotal
                                                 (Dollars in Thousands)
Interest income:
Loans receivable  $ 64     (49)     (3)     12    197      (3)     (1)     193
Mortgage-backed
 securities        326     (58)     (9)    259     92     (29)     (1)      62
Securities         236     (49)     (5)    182     47      18       1       66
FHLB stock          11      (2)     (1)      8     (1)     (2)   -          (3)
Other interest-
 earning assets     69     (31)     (7)     31    116       2       1      119
Total interest-
  earning assets   706    (189)    (25)    492    451     (14)   -         437
Interest expense:
Deposits           219    (144)    (10)     65     42     180       2      224
Advances from FHLB 371     (14)    (10)    347    309      (7)    (11)     291
Total interest-
 bearing liab-
 ilities          $590    (158)    (20)    412    351     173      (9)     515

Net interest
 income           $                         80                             (78)

Year 2000 Readiness Disclosure

The Bank is reviewing computer applications with its outside data processing service bureau and other software vendors to ensure operational and financial systems are not adversely affected by "year 2000"
software failures.  All major customer applications are processed through an outside service bureau which recently completed proxy testing.  Other major systems have been tested.  Connectivity testing between Bank and vendor systems to ensure continued compatibility has been completed.  The Bank developed a written contingency plan which includes a ledger card system for loan and deposit accounts.  The Bank identified certain of its hardware and software that would not be year 2000 compliant and purchased newer equipment and software amounting to $63,000 in 1998.  Management is unable to estimate any additional expense related to this issue.  Any year 2000 compliance failure could result in additional expense to the Bank.

Liquidity and Capital Resources

The Bank's principal sources of funds are cash receipts from deposits, loan repayments by borrowers, proceeds from maturing securities, advances from the Federal Home Loan Bank and net earnings. The Bank has an agreement with the FHLB of Des Moines to provide cash advances, should the Bank need additional funds. For regulatory purposes, liquidity is measured as a ratio of cash and certain investments to withdrawable deposits and short-term borrowings. The minimum level of liquidity required by regulation is presently 4%. The Bank's liquidity ratio at September 30, 1999, was substantially higher than the required ratio. The Bank maintains a higher level of liquidity than required by regulation as a matter of management philosophy in order to more closely match interest-sensitive assets with interest-sensitive liabilities. The Bank has $40.2 million in certificates due within one year and $17.7 million in other deposits without specific maturity at September 30, 1999. Management estimates that most of the deposits will be retained or replaced by new deposits.

Financial Condition

Total assets decreased from $96.8 million at September 30, 1998 to $96.6 million at September 30, 1999. Maturing securities, loan repayments, customer deposits and cash and cash equivalents were used to originate loans as well as fund the purchase of securities and MBSs. Loans receivable, net increased as the Bank continued to promote fixed rate mortgage loan originations in the Bank's market area. Accrued interest on loans, MBSs and investment securities increased due to higher portfolio balances. Advances from borrowers for taxes and insurance increased due to customer deposits of insurance proceeds from a recent hailstorm.

During 1999, treasury stock of the Company increased by $1.6 million. The Company repurchased 82,181 shares in the open market at an average price of $19.66 per share. While the purchase of treasury stock is believed to be beneficial to the Company and our shareholders, the purchase of treasury stock reduces interest-earning assets of the Company. Capital of the Bank is also reduced to the extent treasury stock purchases are funded by dividends from the Bank to the Company.

Commitments to originate mortgage loans are legally binding agreements to lend to the Bank's customers. Commitments at September 30, 1999 to originate fixed rate mortgage loans and fund loans in process were $474,000. Loan commitments expire in 180 days or less.

Results of Operations

     Comparison of the Years Ended September 30, 1999 and September 30, 1998

Net Earnings
Net earnings for the year ended September 30, 1999 were $916,000 compared with $807,000 for the year ended September 30, 1998, an increase of $109,000. The increase relates primarily to gains on sale of MBSs and higher net interest income, partially offset by higher noninterest expense and income taxes.

Net Interest Income
Net interest income was $2.2 million for 1998 and $2.3 million for 1999. The interest rate spread decreased from 1.59% for 1998 to 1.53% for 1999.
Interest rates paid on deposits decreased due to local market conditions in 1998. Total interest income increased $493,000 from $6.0 million for 1998 to $6.5 million for 1999. The weighted-average yield on interest-earning assets decreased from 6.86% for 1998 to 6.62% for 1999 due to loan refinances, MBS prepayments and calls of investment securities. Interest on loans receivable increased as a result of higher average loans outstanding for 1999.
Management has placed renewed emphasis on origination of loans, primarily fixed-rate loans.

Interest on securities, MBSs and other interest-earning assets increased due to higher average balances, offset by lower yields. Components of interest-earning assets change from time to time based on the availability, interest rates and other terms of loans, investments and MBSs. Interest expense increased $412,000 from $3.8 million for 1998 to $4.2 million for 1999 due to higher average balances of deposits and FHLB advances, offset by a lower average rate on deposits. The weighted-average rate on total interest-bearing liabilities decreased from 5.27% for 1998 to 5.09% for 1999.

Provision for Loan Losses
Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for loan losses based on prior loss experience, known and inherent risks in the portfolio, adverse situations which may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. Management also considers other factors relating to the collectibility of the Bank's loan portfolio. The provision for loan losses was $5,000 for the year ended September 30, 1999. No provision for loan losses was recorded for the year ended September 30, 1998. There were no non-accrual loans at September 30, 1999 or 1998.

Noninterest Income
Noninterest income increased by $100,000 from $39,000 for 1998 to $139,000 for 1999. This increase resulted primarily from net gains on sales of MBSs of $4,000 in 1998 compared to $106,000 in 1999. Gains on sales of assets are not stable sources of income and there is no assurance that the Company will generate such gains in the future.

Noninterest expense
Noninterest expense increased by $13,000 from $922,000 for 1998 to $935,000 for 1999. Compensation and benefits increased due to cost of living salary increases, offset by lower ESOP expenses. ESOP expense was $103,000 and $94,000 for 1998 and 1999, respectively. ESOP expense is affected by changes in the market price of the Company's stock. Equipment and data processing expense increased as a result of full-year depreciation expense on equipment additions placed in service during 1998 compared with half-year depreciation in 1998. Other noninterest expense decreased due to lower supervisory and professional fees.

Income Taxes
Income taxes increased $54,000 from $526,000 in 1998 to $580,000 in 1999 due to higher earnings before income taxes.

      Comparison of the Years Ended September 30, 1998 and September 30, 1997

Net Earnings
Net earnings for the year ended September 30, 1998 were $807,000 compared with $975,000 for the year ended September 30, 1997, a decrease of $168,000. The decrease relates primarily to substantially lower gain on sale of MBSs and lower interest rate spread. Noninterest expense increased due to higher employee stock ownership plan (ESOP) expenses, offset by lower SAIF deposit insurance premium.

Net Interest Income
Net interest income was $2.3 million for 1997 and $2.2 million for 1998. The interest rate spread decreased from 1.93% for 1997 to 1.59% for 1998.
Interest rates paid on deposits increased due to local market competition.
Total interest income increased $438,000 from $5.5 million in 1997 to $6.0 million for 1998. Although the weighted-average yield on interest-earning assets decreased from 6.90% for 1997 to 6.86% for 1998, average interest-earning assets increased from $80.1 million for 1997 to $87.0 million for
1998. Interest on loans receivable increased as a result of higher average loans outstanding for 1998. Management has placed renewed emphasis on origination of loans, primarily fixed-rate loans. Interest on MBSs increased due to a higher average balance, offset by a slightly lower yield. Interest on securities increased due to a higher balance and yield. Interest on other interest-earning assets increased largely as a result of a higher average balance. Components of interest-earning assets change from time to time based on the availability, interest rates and other terms of loans,
investments and MBSs.  Interest expense increased $515   0 from $3.2 million for
1997 to $3.8 million for 1998 largely due to a higher average balance of FHLB advances and, to a lesser extent, a higher average rate on deposits. The weighted-average rate on total interest-bearing liabilities increased from 4.97% for 1997 to 5.27% for 1998, reflecting an increasingly competitive market for retail deposits.

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

Noninterest Income
Noninterest income decreased by $131,000 from $170,000 for 1997 to $39,000 for 1998. This decrease resulted from net gains on sales of securities and MBS of $4,000 in 1998 compared to $135,000 in 1997. Gains on sales of assets are not stable sources of income and there is no assurance that the Company will generate such gains in the future.

Noninterest expense
Noninterest expense increased by $33,000 from $889,000 for 1997 to $922,000 for 1998. Compensation and benefits increased due to higher ESOP expenses and slightly higher salaries. ESOP expense was $87,000 and $103,000 for 1997 and 1998, respectively. ESOP expense is affected by changes in the market price of the Company's stock. SAIF deposit insurance premiums decreased as a result of a lower assessment rate.

Income Taxes
Income taxes decreased by $74,000 from $600,000 in 1997 to $527,000 in 1998 due to lower earnings before income taxes.

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
                                      (314) 432-0996


Report of Independent Auditors

The Board of Directors
Perry County Financial Corporation
Perryville, Missouri

We have audited the accompanying consolidated balance sheets of Perry County Financial Corporation and subsidiary (Company), as of September 30, 1999 and 1998 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perry County Financial Corporation and subsidiary as of September 30, 1999 and 1998, and e results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.


St. Louis, Missouri                    MICHAEL TROKEY & COMPANY P.C.
December 1, 1999

                     PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                                Consolidated Balance Sheets

                                September 30, 1999 and 1998


      Assets                                             1999         1998

Cash and cash equivalents                         $   2,702,394    11,796,514
Securities available for sale,
  at market value (amortized
  cost of $40,689,812 and $33,174,361)               37,598,925    33,274,100
Federal Home Loan Bank Stock                            750,000       750,000
Mortgage-backed securities available
  for sale, at market value (amortized
  cost of $37,243,056 and $33,695,252)               36,491,591    34,128,765
Loans receivable, net                                16,600,996    15,764,398
Premises and equipment, net                             311,740       333,323
Accrued interest receivable:
  Securities                                            497,458       430,289
  Mortgage-backed securities                            203,805       189,193
  Loans receivable                                       79,191        74,955
Deferred tax asset                                    1,325,803         -
Other assets                                             55,047        65,149
      Total assets                                $  96,616,950    96,806,686

  Liabilities and Stockholders' Equity

Deposits                                          $  67,747,445    64,150,713
Accrued interest on deposits                            151,751       144,081
Advances from FHLB of Des Moines                     15,000,000    15,000,000
Advances from borrowers for taxes and insurance         288,846       182,209
Other liabilities                                        89,218        53,980
Accrued income taxes                                    122,812        71,835
Deferred income tax liability                              -          325,170
      Total liabilities                              83,400,072    79,927,988
Commitments and contingencies
Stockholders' equity:
  Serial preferred stock, $.01 par value;
    1,000,000 shares authorized; shares
    issued and outstanding - none                          -             -
  Common stock, $.01 par value; 5,000,000 shares
    authorized; 856,452 shares issued                     8,565         8,565
  Additional paid-in capital                          8,220,541     8,170,765
  Common stock acquired by ESOP                        (455,275)     (501,246)
  Common stock acquired by MRP                         (141,056)     (189,030)
  Unrealized (loss) gain on securities
    available for sale, net                          (2,420,682)      335,950
  Treasury stock, at cost, 114,524 and
    34,055 shares                                    (2,193,325)     (608,815)
  Retained earnings - substantially restricted       10,198,110     9,662,509
      Total stockholders' equity                     13,216,878    16,878,698
      Total liabilities and stockholders' equitY  $  96,616,950    96,806,686

See accompanying notes to consolidated financial statements.

                    PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                            Consolidated Statements of Earnings

                       Years Ended September 30, 1999, 1998 and 1997

                                           1999         1998        1997
Interest income:
  Loans receivable                       $ 1,219,136   1,207,200    1,014,312
  Mortgage-backed securities               2,310,106   2,050,704    1,989,129
  Securities                               2,589,063   2,399,372    2,335,572
  Other interest-earning assets              344,408     313,014      193,720
      Total interest income                6,462,713   5,970,290    5,532,733
Interest expense:
  Deposits:
    NOW                                       78,258      72,783       74,139
    Passbook accounts                        113,732     111,277      118,166
    Money market deposit accounts            439,222     360,078      327,758
    Certificates                           2,697,518   2,719,639    2,519,594
  Advances from FHLB                         837,055     489,964      199,036
      Total interest expense               4,165,785   3,753,741    3,238,693
      Net interest income                  2,296,928   2,216,549    2,294,040
Provision for loan losses                      5,000        -            -
      Net interest income after
       provision for loan losses           2,291,928   2,216,549    2,294,040
Noninterest income:
  Service charges on NOW accounts             24,397      29,283       27,339
  Gain (loss) on sale of securities
    available for sale                         -            -         (17,010)
  Gain on sale of mortgage-backed
    securities available for sale            106,287       3,760      152,429
  Other                                        8,337       5,860        7,359
      Total noninterest income               139,021      38,903      170,117
Noninterest expense:
  Compensation and benefits                  607,544     595,638      559,006
  Occupancy expense                           29,508      31,169       27,996
  Equipment and data processing expense       94,339      84,704       78,592
  SAIF deposit insurance premium              38,643      38,209       55,264
  Other                                      164,993     172,525      167,922
      Total noninterest expense              935,027     922,245      888,780
      Earnings before income taxes         1,495,922   1,333,207    1,575,377
Income taxes:
  Current                                    611,935     525,826      462,836
  Deferred                                   (32,000)        670      137,370
      Total income taxes                     579,935     526,496      600,206
      Net earnings                      $    915,987     806,711      975,171

Basic earnings per common share         $       1.23        1.04         1.27

Diluted earnings per common share       $       1.22        1.03         1.26

See accompanying notes to consolidated financial statements.

                       PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                       Consolidated Statements of Stockholders' Equity

                        Years Ended September 30, 1999, 1998 and 1997

                                                        Unrealized
                                    Common    Common    Gain (Loss)
                          AdditionalStock     Stock     on Securities                 Total
                  Common  Paid-in   Acquired  Acquired  Available  Treasury Retained  Stockholders'
                   Stock  Capital   by ESOP   by MRP    For Sale   Stock    Earnings  Equity
Balance at
September 30, 1996  8,565 8,034,660 (593,186) (335,359) (540,409) (68,977) 8,567,132 15,072,426
Net earnings         -         -        -         -         -        -       975,171    975,171
Unrealized gain on
securities available
for sale, net        -         -         -        -      531,256     -          -       531,256
Comprehensive
 earnings                                                                             1,506,427
Amortization of
 MRP awards          -         -         -      78,090      -        -          -        78,090
Cash dividends
 of $.40 per share   -         -         -        -         -        -      (299,667)  (299,667)
Amortization of ESOP
awards               -       40,666    45,970     -         -        -          -        86,636
Treasury stock
 purchased           -         -         -        -         -    (802,121)      -      (802,121)
Exercise of
 stock options       -       35,526      -        -         -     371,283       -       406,809
Balance at
September 30, 1997  8,565 8,110,852  (547,216)(257,269)   (9,153)(499,815) 9,242,636 16,048,600
Net earnings         -         -         -        -         -        -       806,711    806,711
Unrealized gain on
securities available
 for sale, net       -         -         -        -      345,103     -          -       345,103
Comprehensive
 earnings                                                                             1,151,814
 Shares issued
 under MRP           -        3,312      -     (12,062)     -       8,750       -          -
Amortization of MRP
awards               -         -         -      80,301      -        -          -        80,301
Cash dividends
 of $.50 per share   -         -         -        -         -         -     (386,838)  (386,838)
Amortization of ESOP
awards               -       56,601    45,970     -         -         -         -       102,571
Treasury stock
 purchased           -         -         -        -         -     (117,750)     -      (117,750)
Balance at
September 30, 1998 $8,565 8,170,765  (501,246)(189,030)  335,950  (608,815)9,662,509 16,878,698
Net earnings         -         -         -        -         -         -      915,987    915,987
Unrealized loss on
 securities
 available for
 sale, net           -         -         -         -  (2,756,632)     -         -    (2,756,632)
Comprehensive loss                                                                   (1,840,645)
 Shares issued
 under MRP           -        1,318      -      (32,528)    -       31,210      -          -
Amortization of MRP
awards               -         -         -       80,502     -         -         -        80,502
Cash dividends
 of $.50
 per share           -         -         -         -        -         -     (380,386)  (380,386)
Amortization of ESOP
awards               -       48,458    45,971      -        -         -         -        94,429
Treasury stock
 purchased           -         -         -         -        -   (1,615,720)     -    (1,615,720)
Balance at
September 30, 1999 $8,565 8,220,541 (455,275) (141,056) (2,420,682) (2,193,325) 10,198,110 13,216,878


See accompanying notes to consolidated financial statements.

                           PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                            Consolidated Statements of Cash Flows

                        Years Ended September 30, 1999, 1998 and 1997

                                                           1999        1998        1997
Cash flows from operating activities:
  Net earnings                                      $    915,987     806,711      975,171
  Adjustments to reconcile net earnings to net cash
    provided by (used for) operating activities:
    Depreciation expense                                  28,026      18,068       14,581
    Provision for loan loss                                5,000        -            -
    ESOP expense                                          94,429     102,571       86,636
    MRP expense                                           80,502      80,301       78,090
    Amortization of premiums,
     discounts and loan fees, net                       (509,013)   (318,244)     (58,962)
    Gain on sale of mortgage-backed securities
     available for sale                                 (106,287)     (3,760)    (152,429)
    Loss (gain) on sale of securities
     available for sale                                     -           -          17,010
    Decrease (increase) in:
      Accrued interest receivable                        (86,017)     14,560       54,853
      Deferred tax asset                                    -           -          15,548
      Other assets                                        10,102     (32,971)      38,238
    Increase (decrease) in:
      Accrued interest on deposits                         7,670      21,925       (8,692)
      Other liabilities                                   35,238      28,344     (402,666)
      Accrued income taxes                                50,977     (15,846)     (71,761)
      Deferred income tax liability                      (32,000)        670      121,821
        Net cash provided by (used for)
         operating activities                            494,614     702,329      707,438
Cash flows from investing activities:
  Loans originated, net of principal collections        (836,864) (1,854,251)  (2,186,712)
  Mortgage-backed securities available for sale:
      Purchased                                      (16,802,234)(10,036,213)  (9,614,645)
      Principal collections                            9,162,197   5,944,652    3,767,551
      Proceeds from sale                               4,195,315     901,069    5,518,486
  Securities available for sale:
      Purchased                                      (21,157,634)(27,477,856) (14,033,931)
      Proceeds from maturity or call                  14,149,666  29,377,989   11,500,000
      Proceeds from sale                                    -        800,000    1,982,990
  Purchase of FHLB stock, net of redemption                 -       (148,500)        -
  Purchase of premises and equipment                      (6,443)    (63,896)      (1,412)
        Net cash provided by (used for)
         investing activities                        (11,295,997) (2,557,006)  (3,067,673)
Cash flows from financing activities:
  Net increase (decrease) in:
    Deposits                                           3,596,732   3,079,639   (1,640,435)
    Advances from borrowers for taxes and insurance      106,637      23,973       11,319
  Advances from FHLB                                        -     18,000,000    6,500,000
  Repayment of advances from FHLB                           -     (9,500,000)  (2,500,000)
  Exercise of stock options                                 -           -         406,809
  Purchase of treasury shares                         (1,615,720)   (117,750)    (802,121)
  Dividends paid to stockholders                        (380,386)   (386,838)    (299,667)
        Net cash provided by (used for)
         financing activities                          1,707,263  11,099,024    1,675,905
Net increase (decrease) in cash and cash equivalents  (9,094,120)  9,244,347     (684,330)
Cash and cash equivalents at beginning of year        11,796,514   2,552,167    3,236,497
Cash and cash equivalents at end of year            $  2,702,394  11,796,514    2,552,167
Supplemental disclosures of cash flow information:
Cash paid during the period for:
  Interest on deposits                              $  3,321,060   3,241,852    3,048,349
  Interest on advances from FHLB                         837,055     489,964      199,036
  Federal income taxes                                   503,481     476,320      499,893
  State income taxes                                      57,476      65,352       46,673


See accompanying notes to consolidated financial statements.

                           PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                            Notes Consolidated Financial Statements

                              September 30, 1999 and 1998 and
                         Years ended September 30, 1999, 1998 and 1997

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

    b. For purposes of reporting cash flows, cash and cash equivalents include cash and due from depository institutions and interest-bearing deposits in other depository institutions with original maturities of three months or less.  Interest-bearing deposits in other depository institutions were $2,450,022 and $11,650,815 at September 30, 1999 and 1998,
         respectively.

    c. Securities and mortgage-backed securities which the Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at cost, adjusted for amortization of premiums and accretion of discounts over the life of the security using the interest method.  Securities and mortgage-backed securities not classified as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from net earnings and reported in a separate component of stockholders' equity.  The Bank does not purchase securities and mortgage-
         backed securities for trading purposes.  The cost of securities sold is determined by specific identification.

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


                         PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                         Notes to Consolidated Financial Statements

    e. Specific valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs under the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118,
         "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures."
         The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis.  The types of loans for which impairment is measured under SFAS No. 114 and No. 118 include nonaccrual income property loans (excluding those loans included in the homogenous portfolio which are collectively reviewed for impairment), large, nonaccrual single family loans and troubled debt restructurings.  Such loans are placed on nonaccrual status at the point they become contractually delinquent more than 90 days.  Impairment losses are recognized through an increase in the allowance for loan losses.  There were no impaired loans under SFAS No. 114 and No. 118 at September 30, 1999 or 1998.

    f. Allowance for losses are available to absorb losses incurred on loans receivable and represents additions charged to expense, less net charge-offs.  Increases to the allowance are charged to the provision for loan losses.  Charge-offs to the allowance are made when all, or a portion, of the loan is confirmed as a loss based upon management's review of the loan or through repossession of the underlying collateral.  Recoveries are credited to the allowance.
         The allowance for losses is established based on management's assessment of trends in the loan portfolio and management's periodic review of the loans in the portfolio.  In determining the allowance for losses to be maintained, management evaluates current economic conditions, past loss and collection experience, fair value of the underlying collateral and risk characteristics of the loan portfolio.  Management believes that allowance for losses on loans receivable is adequate.  The Bank is subject to periodic examination by regulatory agencies which may require the Bank to record increases in the allowance based on their evaluation of available information.  There can be no assurance that the Bank's regulators will not require further increases to the allowance.

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

                        PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                           Notes to Consolidated Financial Statements


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

       The Bank reports compensation expense equal to the average fair value of the ESOP shares committed to be released in accordance with the provisions of Statement of Position 93-6.

    l. The following paragraphs summarize the impact of new accounting pronouncements:

       In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and
         Hedging Activities."  The statement establishes standards for accounting and reporting of derivative instruments, including derivative instruments embedded in another type of contract and for hedging activities.  The statement further requires that all derivatives should be recognized as either assets or liabilities and measured at the fair value.  The accounting for changes in the fair value, or gains or losses, of a derivative depends on the use of the derivative and resulting designation.  The statement supersedes or modifies certain other accounting pronouncements.  The statement, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000.  SFAS No. 133 is not expected to affect the financial position or results of the operations of the Bank.

       In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities
         Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking
         Enterprise."  The statement amends SFAS No. 65 and No. 115.  The statement requires that after the securitization of a mortgage loan held for sale, any retained mortgage-backed securities must be classified under the provisions of SFAS No. 115.  Mortgage banking enterprises must classify as trading any retained mortgage-backed securities that it commits to sell before or during the securitization process.  The statement is effective for the first fiscal quarter of the fiscal year beginning after December 15, 1998.  SFAS No. 134 is not expected to affect the financial position or results of operations of the Bank.

(2) Risks and Uncertainties
    The Bank is a community oriented financial institution which provides traditional financial services within the areas it serves.  The Bank is engaged primarily in the business of attracting deposits from the general public and using these funds to originate one- to four-family residential real estate loans located primarily in Perry County, Missouri.  Senior management of the Bank monitors the level of net interest income and noninterest income from various products and services.  Further, operations of the Bank are managed and financial performance is evaluated on an industry-wide basis.  As a result, all of the Bank's operations are considered by management to be aggregated in one reportable operating segment.

    The consolidated financial statements have been prepared in conformity with generally accepted accounting principles.  In preparing the consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the balance sheet dates and income and expenses for the periods covered.  Actual


                        PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                          Notes to Consolidated Financial Statements


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

    The Bank is a party to financial instruments with off-balance-sheet risk  in the normal course of business to meet the financing needs of its customers.  These financial instruments generally include commitments to originate mortgage loans.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.  The Bank's maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable of those instruments.  The Bank minimizes this risk by evaluating each borrower's creditworthiness on a case-by-case basis.  Generally, collateral held by the Bank consists of a first or second mortgage on the borrower's property.  The amount of collateral obtained is based upon an appraisal of the property.  The Bank offers adjustable-rate loans and fixed-rate loans.
      Commitments at September 30, 1999 to originate fixed-rate mortgage loans and fund loans in process were $474,000 expiring in 180 days or less.

     The Bank originates residential real estate loans, and to a lesser extent, commercial real estate loans, primarily to customers located in Perry County, Missouri.


                       PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                       Notes to Consolidated Financial Statements


(3)  Securities:
     Securities are summarized as follows:

                                                              1999
                                      Amortized     Unrealized   Unrealized      Market
                                         Cost         Gains       Losses         Value
     Available for sale:
      Debt securities - Federal
        agency obligations         $  40,689,812         -       (3,090,887)   37,598,925

     Weighted-average rate                  6.92%


                                                              1998
                                      Amortized     Unrealized   Unrealized      Market
                                          Cost         Gains       Losses         Value
     Available for sale:
      Debt securities - Federal
        agency obligations         $  33,174,361      105,081        (5,342)   33,274,100

     Weighted-average rate                  6.77%

     Securities with a market value of $1,957,500 were pledged as collateral to secure advances from the FHLB of Des Moines.

     Maturities of debt securities available for sale, all of which are callable by the issuers, are summarized as follows:

                                                               1999
                                                     Amortized       Market
                                                        Cost         Value

Due after five years through ten years            $   2,500,000     2,422,500
Due after ten years through fifteen years            28,205,445    26,416,925
Due after fifteen years through twenty years          6,217,261     5,417,250
Due after twenty-five through thirty years            3,767,106     3,342,250
                                                  $  40,689,812    37,598,925

Proceeds from sales of securities available for sale and gross realized gains and losses on these sales are summarized as follows:
                                             1999         1998       1997

Proceeds from sale                      $      -         800,000    1,982,990

Gross realized gains                    $      -            -            -
Gross realized losses                          -            -         (17,010)
Net gains (losses)                      $      -            -         (17,010)

                      PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                      Notes to Consolidated Financial Statements


(4) Mortgage-backed Securities:
    Mortgage-backed securities are summarized as follows:

                                                      1999
                              Amortized    Unrealized   Unrealized     Market
                                 Cost        Gains       Losses        Value
Available for sale:
Mortgage-participation certificates:
 FHLMC                    $     463,926         -          (8,133)     455,793
 GNMA                        30,699,022       33,475     (655,665)  30,076,832
 FNMA                         6,080,108       11,840     (132,982)   5,958,966
                          $  37,243,056       45,315     (796,780)  36,491,591

Weighted-average rate              6.54%

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


    Mortgage-backed securities with a market values of $4,647,341, and $2,008,297 were pledged as collateral to secure advances from FHLB of Des Moines and certain deposits, respectively, at
      September 30, 1999.  Adjustable-rate mortgage and balloon loans included in mortgage-backed securities at September 30, 1999 and 1998 were approximately $9,187,000 and $10,801,000, respectively.


Proceeds from sales of mortgage-backed securities available for sale and gross realized gains and losses on these sales are summarized as follows:

                                           1999         1998       1997

Proceeds from sale                   $  4,195,315     901,069    5,518,486

Gross realized gains                 $    106,287      10,267      192,362
Gross realized losses                        -         (6,507)     (39,933)
   Net gains (losses)                $    106,287       3,760      152,429

                   PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

(5)  Loans Receivable, Net
     Loans receivable, net are summarized as follows:

                                                                  1999          1998
     Real estate loans:
      Single, 1-4 family units                                $  14,379,196    13,496,676
      Multi-family, 5 or more units                                  26,892        41,887
      Construction                                                1,029,840       689,900
      Land                                                          637,905       578,827
      Commercial                                                    617,844       726,933
     Loans secured by deposit accounts                              279,953       454,154
                                                                 16,971,630    15,988,377
     Loans in process                                              (329,405)     (190,165)
     Deferred loan fees                                             (11,229)       (8,814)
     Allowance for losses                                           (30,000)      (25,000)
                                                              $  16,600,996    15,764,398

     Weighted-average rate                                             7.51%         7.70%


Real estate construction loans at September 30, 1999, are secured primarily by single, 1-4 family units. Adjustable-rate loans included in the loan portfolio amounted to $504,000 and $1,013,000 at September 30, 1999 and 1998, respectively.

     Following is a summary of activity in allowance for losses:

                                                 1999      1998       1997

Balance, beginning of year                 $   25,000     25,000     25,000
Provision charged to expense                    5,000       -          -
Balance, end of year                       $   30,000     25,000     25,000

     There were no nonaccrual loans at September 30, 1999 or 1998.

Following is a summary of loans in excess of $60,000 to directors and executive officers for the year ended September 30, 1999:

      Balance, September 30, 1998                                   $  242,297
        Refinance                                                      260,000
        Repayments                                                    (246,573)
      Balance, September 30, 1999                                   $  255,724

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

                PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                Notes to Consolidated Financial Statements



(6)  Premises and Equipment, Net
     Premises and equipment, net are summarized as follows:

                                                                        1999      1998
      Land                                                          $   46,972     46,972
      Building and improvements                                        350,356    350,356
      Furniture, fixtures and equipment                                175,504    169,062
                                                                       572,832    566,390
      Less accumulated depreciation                                    261,092    233,067
                                                                    $  311,740    333,323


Depreciation expense for the years ended September 30, 1999, 1998 and 1997 was $28,026, $18,068 and $14,581, respectively.

(7)  Deposits
     Deposits are summarized as follows:


        Description and interest rate                                1999          1998
      Noninterest-bearing checking                            $      59,200        81,340
      NOW accounts, 2.25%                                         3,467,695     3,014,860
      Savings accounts, 2.75%                                     4,075,051     4,003,898
      Money market deposit accounts, 4.72% and
        4.69%, respectively                                      10,045,753     8,217,769
          Total transaction accounts                             17,647,699    15,317,867
      Certificates:
        2.01 - 3.00%                                                120,000       116,837
        3.01 - 4.00%                                                   -             -
        4.01 - 5.00%                                             13,790,019       630,626
        5.01 - 6.00%                                             34,680,622    43,634,556
        6.01 - 7.00%                                              1,509,105     4,450,827
          Total certificates, 5.29% and 5.66%, respectively      50,099,746    48,832,846
          Total deposits                                      $  67,747,445    64,150,713

      Weighted-average rate - deposits                                 4.98%         5.19%


      Certificate maturities at September 30, 1999 are summarized as follows:

        October 1, 1999 to September 30, 2000                 $  40,186,232
        October 1, 2000 to September 30, 2001                     7,663,364
        October 1, 2001 to September 30, 2002                     1,357,492
        October 1, 2002 to September 30, 2003                       415,661
        October 1, 2003 to September 30, 2004                       476,997
                                                              $  50,099,746

               PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

     Certificates of deposits of $100,000 or more at September 30, 1999 are summarized as follows:

       Maturing in:
        Three months or less                                  $   3,129,484
        Over three through six months                             2,609,065
        Over six through twelve months                            1,979,442
                                                              $   7,717,991

(8)  Advances from FHLB of Des Moines
     Advances from Federal Home Loan Bank of Des Moines are summarized as follows:

                           Interest
          Maturity Date      Rate          Initial Call Date      1999           1998
       May 8, 2008           5.62%     May 8, 2003            $   5,500,000    5,500,000
       July 15, 2008         5.52%     July 15, 2003              8,000,000    8,000,000
       September 11, 2008    4.99%     September 11, 2001         1,500,000    1,500,000
                                                              $  15,000,000   15,000,000

     Advances from Federal Home Loan Bank of Des Moines were secured by FHLB stock, certain mortgage-backed securities and single-family mortgage loans of $13,655,251.
       See also notes 3 and 4.  All advances at September 30, 1999 are subject to call at the dates indicated and every three months thereafter.

(9)  Income Taxes
     The Company and Bank file separate federal income tax returns on a calendar year basis.
        The Bank's tax bad debt reserves in excess of the 1987 tax year level are subject to recapture as a result of legislation enacted in 1996. The recapture is payable in equal amounts over six years in tax years beginning January 1, 1998 and thereafter.  The
       Bank was able to defer the recapture of its applicable excess tax bad debt reserves for two years by having met a residential loan requirement.  The Bank is permitted to make additions to the tax bad debt reserve using the experience method.

     Income taxes are summarized as follows:
                                                    1999      1998      1997
       Current:
        Federal                                 $ 541,860    462,655   408,526
        State                                      70,075     63,171    54,310
                                                  611,935    525,826   462,836
       Deferred:
        Federal                                   (34,000)     1,639   119,857
        State                                       2,000       (969)   17,513
                                                  (32,000)       670   137,370
                                                $ 579,935    526,496   600,206

                       PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                       Notes to Consolidated Financial Statements


Total income tax expense is different than the amounts computed by applying the federal rate of 34% in the years ending September 30, 1999, 1998 and 1997 to earnings before taxes as a result of the following:
                                                          1999    1998  1997

       Expected income tax expense
         at Federal tax rate                        $ 508,613  453,291  535,628
       ESOP compensation expense                       16,475   19,244   13,827
       State income tax, net of Federal tax benefit    45,718   41,664   48,083
       Other                                            9,129   12,297    2,668
                                                    $ 579,935   26,496  600,206

       Effective tax rate                                38.8%    39.5%    38.1%

The provisions of SFAS No. 109 require the Bank to establish a liability for the tax effect of the tax bad debt reserves over amounts at December 31, 1987.  The Bank's tax bad debt reserves at December 31, 1987 were approximately $1,354,000.  The estimated deferred tax liability on such amount is approximately $460,000, which has not been recorded in the accompanying consolidated financial statements.  If these tax bad debt reserves are used for other than loan losses, the amount used will be subject to Federal income taxes at the then prevailing corporate rate.

The components of the net deferred tax asset (liability) are summarized as follows:

                                                               1999    1998
   Deferred tax asset:
    Allowance for loan losses                              $    11,100    9,250
    Unrealized loss on securities and
      MBSs available for sale                                1,421,670     -
    Book over tax ESOP and MRP expense, net                     42,224   39,088
      Deferred tax asset                                     1,474,994   48,338
   Deferred tax liability:
    Tax bad debt reserves arising after
      December 31, 1987                                       (144,825)(171,839)
    Unrealized gain on securities and
      MBSs available for sale                                     -    (197,303)
    FHLB stock dividend                                        (4,366)   (4,366)
      Deferred tax liability                                 (149,191) (373,508)
      Net deferred tax asset (liability)                   $ 1,325,803 (325,170)

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

                PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                Notes to Consolidated Financial Statements


     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.
       Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank's capital amounts and classifications are also subject to quantitative judgments by the regulators about components, risk-weightings and other factors.  At September 30, 1999, the Bank met all capital adequacy requirements.  The Bank is also subject to the regulatory framework for prompt corrective action.  The most recent notification from the regulatory agencies categorized the Bank as well capitalized.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table.  There are no conditions or events since the dates of the aforementioned notifications that management believes have changed the Bank's category.

     The Bank's actual and required capital amounts and ratios at September 30, 1999 are as follows:


                                            Minimum Required  Minimum Required
                                                 for Capital      to be "Well
                                  Actual          Adequacy        Capitalized"
                                  Amount  Ratio Amount    Ratio  Amount  Ratio
                                                   (Dollars in Thousands)
Consolidated stockholders'
  equity                        $13,217
Stockholders' equity of Company  (1,596)
Unrealized loss on securities     2,421
Tangible capital                 14,042   14.4%  $ 1,461    1.5%
General valuation allowance          30
Total capital to risk-
  weighted assets               $14,072   68.6%  $ 1,640    8.0%  $2,051  10.0%

Tier 1 capital to risk-
  weighted-assets               $14,042   68.5%  $   820    4.0%  $1,230  6.0%

Tier 1 capital to
  total assets                  $14,042   14.4%  $ 3,896     4.0% $4,870  5.0%


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

    An OTS regulation restricts the Bank's ability to make capital distributions, including paying dividends.  The regulation does not permit cash dividend payments if the Bank's capital would be reduced below the amount of the minimum capital requirements or the liquidation account established at the time of conversion to stock form.  The OTS may impose other restrictions on payment of dividends.

                  PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements



    Following is a summary of basic and diluted earnings per common share for the year ended September 30, 1999, 1998 and 1997:

                                                  1999       1998    1997

    Net earnings                              $915,987     806,711    975,171

    Weighted-average shares - Basic EPS        746,260     775,325    767,940
    Stock options - treasury stock method        2,883       8,352      3,474
    Weighted-average shares - Diluted EPS      749,143     783,677    771,414

    Basic earnings per common share           $   1.23        1.04       1.27

    Diluted earnings per common share         $   1.22        1.03       1.26

                    PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                    Notes to Consolidated Financial Statements

(11) Employee Benefits
     The Company established a tax-qualified employee stock ownership plan (ESOP) in connection with the conversion from mutual to stock form.  The Plan covers substantially all employees who have attained age 21 and completed one year of service.  The ESOP purchased 68,516 shares of the Company's common stock at $10 per share with a loan from the Company.  The Bank makes semi-annual contributions equal to the ESOP's debt service less dividends on unallocated shares used to repay the loan.  Dividends on allocated ESOP shares will be paid to participants of the ESOP.
       The ESOP shares are pledged as collateral on the ESOP loan.  The Plan provides that shares are released from collateral and allocated to participating employees based on the proportion of loan principal and interest repaid, and compensation of the participants.  Since the Plan was considered a top heavy plan under the Internal
       Revenue Code, actual shares released were less than allowed under the Plan.

     Dividends on allocated shares are charged to stockholders' equity.  Dividends on unallocated  shares are recorded as a reduction to the ESOP loan.  ESOP expense for
       1999, 1998 and 1997 was $94,429, $102,571 and $86,636, respectively.  The number of ESOP shares were as follows:

                                                          1999      1998

        Allocated shares                                 17,834     13,237
        Shares released for allocation                    4,597      4,597
        Unreleased shares                                45,528     50,125
        Total ESOP shares                                67,959     67,959

               PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

               Notes to Consolidated Financial Statements

The fair value of unreleased ESOP shares based on market price of the Company's stock was $899,178 at September 30, 1999.

On January 16, 1996, the stockholders of Perry County Financial Corporation ratified the
  1995 Stock Option and Incentive Plan (Stock Option Plan).  Of the 85,645 shares reserved for issuance under the Stock Option Plan, 70,798 shares were awarded in
  January, 1996, and the remainder are available for future awards.  The stock options were awarded at $19 per share which was equal to the market value of the
  Company's common stock at the date of grant.  During 1997, 21,411 shares of common stock were issued under the stock option plan.  At September 30, 1999,
  1998 and 1997, there were 49,387 shares outstanding.  At September 30, 1999 there were 29,632 shares exercisable.  The Bank has estimated the fair value of awards granted under its stock option plan utilizing the Black-Scholes pricing model.
  Had the Company determined compensation expense based on the fair value of its stock options at the grant date under SFAS No. 123, the Company's net earnings and diluted earnings per common share would have been reduced to the proforma amounts indicated below:

                                                   1999       1998      1997

       Reported net earnings                    $ 915,987    806,711   975,171
       Proforma net earnings                    $ 881,950    772,674   897,800
       Reported diluted earnings per
         common share                           $    1.22       1.03      1.26
       Proforma diluted earnings per
         common share                           $    1.18        .99      1.16

The fair value of each stock option granted during 1996 was $5.47, using a risk-free interest rate of 5.49%, expected volatility of 34%, expected dividend yield of 4% and expected life of the stock options of 7 years.

On January 16, 1996, the stockholders ratified the Management Recognition and
  Retention Plan (MRP). Of the 34,258 shares reserved for issuance under the MRP, 29,114 shares were awarded in January, 1996, to directors, executive officers and employees and an additional 500 shares were awarded in November, 1997 and 1,712 in November, 1998. The remainder are available for future awards. Compensation expense in the amount of the fair market value of the common stock at the date of grant is recognized pro rata over a five year period following the date of grant of the award. The Plan provides for accelerated vesting under certain circumstances. MRP expense for 1999, 1998 and 1997 was $80,502, $80,301 and $78,090, respectively.

                PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                Notes to Consolidated Financial Statements

(12) Condensed Parent Company Only Financial Statements
The following condensed balance sheets and condensed statements of earnings and cash flows for Perry County Financial Corporation should be read in conjunction with the consolidated financial statements and the notes thereto.

                                  BALANCE SHEETS

                                                        September 30,
         Assets                                        1999          1998

       Cash and cash equivalents                   $ 1,129,331     1,549,375
       Securities available for sale                      -        1,000,000
       ESOP note receivable                            515,961       551,798
       Accrued interest receivable                        -           11,625
       Other assets                                     24,376        37,744
       Investment in subsidiary                     11,621,356    13,768,466
        Total assets                               $13,291,024    16,919,008

        Liabilities and Stockholders' Equity

       Other liabilities                           $    74,146        40,310
        Total liabilities                               74,146        40,310
       Stockholders' equity                         13,216,878    16,878,698
        Total liabilities and
          stockholders' equity                     $13,291,024    16,919,008


                              STATEMENTS OF EARNINGS

                                                   Year Ended September 30,
                                                1999         1998        1997

Equity in earnings of the Bank           $    434,591     303,598      547,705
Dividend from Bank                            428,226     428,226      342,581
Interest income                               135,199     190,918      200,861
Interest expense                                -            -          (3,196)
Loss on sale of securities
  available for sale                            -            -          (5,000)
Other income                                    -           2,300           76
      Other expenses                          (54,639)    (79,753)     (62,404)
      Income taxes                            (27,390)    (38,578)     (45,452)
        Net earnings                     $    915,987     806,711      975,171

                 PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                 Notes to Consolidated Financial Statements


                                 STATEMENTS OF CASH FLOWS

                                                    Year Ended September 30,
                                                     1999       1998      1997
Cash flows from operating activities:
 Net earnings                                $   915,987    806,711    975,171
  Adjustments to reconcile net earnings
    to net
   cash provided by (used for) operating
    activities:
     Equity in earnings of the Bank             (862,817)  (731,824)  (890,286)
      Dividend from Bank                         428,226    428,226    342,581
      Loss on sale of securities
       available for sale                           -          -         5,000
      Other, net                                  58,829     24,461     12,337
       Net cash provided by (used for)
        operating activities                     540,225    527,574    444,803
Cash flows from investing activities:
  Principal collected on loan to ESOP             35,837     33,565     31,436
  Purchase of securities available for sale         -    (1,000,000)      -
  Securities available for sale - matured      1,000,000  1,000,000       -
  Securities available for sale - sold              -       800,000    995,000
       Net cash provided by (used for)
        investing activities                   1,035,837    833,565  1,026,436
Cash flows from financing activities:
  Repayment of advance from Bank                    -            -    (355,000)
  Exercise of stock options                         -            -     406,809
  Treasury stock purchased                   (1,615,720)   (117,750)  (802,121)
  Dividends paid                               (380,386)   (386,838)  (299,667)
       Net cash provided by (used for)
        financing activities                 (1,996,106)   (504,588)(1,049,979)

Net increase (decrease) in cash
  and cash equivalents                         (420,044)    856,551    421,260
Cash and cash equivalents
  at beginning of year                        1,549,375     692,824    271,564
Cash and cash equivalents
  at end of year                             $1,129,331   1,549,375    692,824

(13) Fair Value of Financial Instruments

The carrying amounts and estimated fair values of financial instruments are summarized as follows:

                                          1999                    1998
                                  Carrying      Fair      Carrying        Fair
                                  Amount        Value      Amount        Value

Non-trading instruments and
 nonderivatives:
 Cash and cash equivalents    $  2,702,394   2,702,394  11,796,514  11,796,514
 Securities available for sale  37,598,925  37,598,925  33,274,100  33,274,100
 Stock in FHLB of Des Moines       750,000     750,000     750,000     750,000
 Mortgage-backed securities
   available for sale           36,491,591  36,491,591  34,128,765  34,128,765
 Loans receivable, net          16,600,996  16,371,902  15,764,398  16,088,962
 Deposits                       67,747,445  67,537,475  64,150,713  64,530,000
 Advances from FHLB of
   Des Moines                   15,000,000  15,031,000  15,000,000  15,294,000

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


JAMES K. YOUNG
secretary


STEPHEN C. ROZIER
assistant vice-president



DIRECTORS

LEO J. ROZIER
chairman of the board
and president


STEPHEN C. ROZIER
assistant vice-president

MILTON A. VOGEL
retired owner/operator of
automobile agency


JAMES K. YOUNG
retired owner/operator of
funeral home

THOMAS L. HOEH
attorney




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

AUDITORS
Michael Trokey & Company, P.C.
Certified Public Accountants
10411 Clayton Road
St. Louis, Missouri 63131


ANNUAL MEETING
The annual meeting of Perry County Financial Corporation will be held January 19, 2000, at 9:30 a.m., at the Walnut Room, American Legion Hall, 98 Grand Avenue, Perryville, Missouri.

FORM 10-KSB
A COPY OF FORM 10-KSB, INCLUDING FINANCIAL STATEMENT SCHEDULES AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO THE SECRETARY,
PERRY COUNTY FINANCIAL CORPORATION, 14 NORTH JACKSON STREET,
PERRYVILLE, MISSOURI  63375-1334.