Form 10KSB, Exhibit 13
period 2000-09-30
PERRY COUNTY FINANCIAL CORP
filed 2000-12-29
CIK 931074

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

The Company has no significant assets other than common stock of the Bank, and the loan to the
ESOP, and net proceeds retained by the Company following the conversion.  The Company's principal business is the business of the Bank.  The Bank's deposit accounts are insured up to a maximum of
$100,000 by the Savings Association Insurance Fund (SAIF), which is administered by the Federal
Deposit Insurance Corporation (FDIC). The Bank's primary business, as conducted through its office located in Perryville, Missouri, is the origination of mortgage loans secured by one- to four-family residences located primarily in Perry County.  Lending activities are funded through attraction of deposit accounts, consisting of certificate accounts, money-market deposit accounts, savings accounts, NOW accounts and advances from the Federal Home Loan Bank of Des Moines (FHLB).  To a lesser extent, the Bank also originates mortgage loans on commercial real estate, construction loans on single-family residences and commercial properties, and loans secured by deposit accounts.

Common Stock

The common stock of Perry County Financial Corporation is traded on the NASDAQ Small Cap Market under the symbol "PCBC".  The following table sets forth the market price and dividend information on the Company's common stock:

Quarter Ended              High        Low          Dividend

December 31, 1999        $21.00      $19.00            $.00
March 31, 2000           $20.13      $14.75            $.00
June 30, 2000            $18.50      $15.00            $.50
September 30, 2000       $17.00      $15.00            $.00

December 31, 1998        $20.75      $19.50            $.00
March 31, 1999           $21.50      $19.88            $.50
June 30, 1999            $21.50      $19.63            $.00
September 30, 1999       $20.13      $19.00            $.00

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.  Restrictions on dividend payments are described in note 10 of the Notes to Consolidated Financial Statements.  As of December
1, 2000, the Company had approximately 400 stockholders of record (which includes nominees for beneficial owners holding shares in "street name").



       Selected Financial Highlights



Financial Condition Data:
                                                           At September 30,
                                             2000     1999      1998      1997     1996
                                                          (Dollars in Thousands)

  Assets                                  $ 93,949    96,617    96,807   84,135    81,149
  Cash and cash equivalents and
    securities                            $ 39,251    41,051    45,821   38,565    38,150
  Mortgage-backed securities              $ 34,266    36,492    34,129   30,631    29,819
  Loans receivable, net                   $ 17,685    16,601    15,764   13,910    11,718
  Deposits                                $ 66,609    67,747    64,151   61,071    62,712
  Advances from FHLB                      $ 15,000    15,000    15,000    6,500     2,500
  Stockholders' equity                    $ 11,846    13,217    16,879   16,049    15,072

  Full service offices open                      1         1         1        1         1



Operating Data:
                                                  For the Year Ended September 30,
                                             2000     1999      1998      1997     1996
                                                          (Dollars in Thousands)

  Interest income                         $  6,247     6,463     5,970    5,533     5,295
  Interest expense                          (4,220)   (4,166)   (3,754)  (3,239)   (3,121)
    Net interest income                      2,027     2,297     2,216    2,294     2,174
  Provision for loan losses                   -           (5)    -         -          (15)
    Net interest income after provision
      for loan losses                        2,027     2,292     2,216    2,294     2,159
  Noninterest income                        (5,955)      139        39      170       145
  Noninterest expense                         (905)     (935)     (922)    (889)   (1,552)
    Earnings (loss) before income taxes     (4,833)    1,496     1,333    1,575       752
  Income tax (expense) benefit               1,756      (580)     (526)    (600)     (296)
  Net earnings (loss)                     $ (3,078)      916       807      945       456

  Diluted earnings (loss) per share       $  (4.41)     1.22      1.03     1.26       .58

  Dividends per share                     $    .50       .50       .50      .40       .30




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

Certain statements in this report which relate to the Company's plans, objectives or future performance may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation
Act of 1995.  Such statements are based on management's current expectations.  Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties.  Additional discussion of factors affecting the Company's business and prospects is contained in periodic filings with the Securities and Exchange Commission.

Asset and Liability Management and Market Risk

The Bank's net interest income is dependent primarily upon the difference or spread between the average yield earned on MBSs, loans and securities and the average rate paid on deposits and advances from the FHLB, as well as the relative amounts of such assets and liabilities.  The Bank, as other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

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

Although the Bank has originated adjustable rate mortgage loans (AMLs) in the past, during recent years, the Bank originated fixed-rate loans.  The Bank originated long-term, fixed-rate loans of $4.2 million, $6.6 million and $6.9 million during the years ended September 30, 2000, 1999 and 1998, respectively.  The Bank also purchased $6.6 million in AMLs and balloon MBSs during 2000 and $11.3 million of long-term, fixed-rate MBSs during 1999.  The Bank expects to purchase short and intermediate term securities and MBSs in the future.

Under the Bank's leveraged investment long-term Federal agency obligations, which are callable in the near term, were purchased with intermediate-term FHLB advances (or other available funds).  All investment securities at September 30, 1999 were callable.  The Bank earned a higher interest rate spread since the market prices callable obligations differently than noncallable obligations with otherwise identical terms.  Leveraged investments usually result in increased interest rate risk.  The effect on net interest income is positive  unless rates change significantly.  Because of the rise in interest rates, the market price of such securities were adversely affected, even though the interest rate spread remained positive.

The Bank sold all callable securities available for sale and a portion of the MBSs portfolio during 2000
in order to reduce interest rate risk.   Noninterest income reflects losses on sales of securities of $5.7 million and $238,000 of MBSs.

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

The following table sets forth as of September 30, 2000 the OTS estimated changes in fair value of equity based on the indicated interest rate environments:

         Change                                                           NPV as % of PV
    (In Basis Points)                 Estimated Net Portfolio Value           of Assets
    in Interest Rates              $ Amount   $ Change   % Change     NPV Ratio  BP Change
                                   (Dollars in Thousands)

         +300                     $   8,349   $ (3,365)      (29)%        9.46%      (304)
         +200                         9,458     (2,256)      (19)%       10.50%      (200)
         +100                        10,600     (1,114)      (10)%       11.54%       (96)
            0                        11,714                              12.50%
         (100)                       12,579        865          7%       13.20%       +70
         (200)                       12,850      1,136         10%       13.35%       +85
         (300)                       12,915      1,201         10%       13.30%       +80

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

                                                  Year Ended September 30,
                                  2000                   1999                  1998
                                          Average               Average                Average
                           Average         Yield/Average         Yield/ Average         Yield/
                         Balance  Interest Cost  Balance Interest Cost   BalanceInterest Cost
                                                    (Dollars in thousands)
Interest-earning assets:
Loans receivable          $17,195  1,295   7.53% 16,005   1,219   7.62% 15,201  1,207    7.94%
Mortgage-backed securities 33,531  2,188   6.53% 35,716   2,310   6.47% 30,815  2,051    6.65%
Securities                 19,927  1,297   6.52% 37,597   2,541   6.76% 34,177  2,360    6.91%
FHLB stock                    750     50   6.74%    750      48   6.34%    583     39    6.76%
Other interest-earning
 assets                    22,611  1,417   6.27%  7,564     345   4.55%  6,200    313    5.05%
  Total interest-earning
   assets                  94,014  6,247   6.64% 97,632   6,463   6.62% 86,976  5,970    6.86%

Interest-bearing liabilities:
Savings deposits            3,866    106   2.75%  4,128     114   2.75%  4,051    111    2.75%
Demand and MMDA deposits   13,302    538   4.04% 12,839     517   4.03% 11,057    433    3.91%
Certificate accounts       49,566  2,737   5.52% 49,888   2,698   5.41% 47,541  2,720    5.72%
Advances from FHLB         15,000    839   5.60% 15,000     837   5.58%  8,538    490    5.74%
  Total interest-bearing
    liabilities           $81,734  4,220   5.16% 81,855   4,166   5.09% 71,187  3,754    5.27%

Net interest income before
provision for loan losses $        2,027                  2,297                 2,216

Interest rate spread                       1.48%                  1.53%                  1.59%

Net earning assets        $12,280                15,777                 15,789

Net yield on average
interest-earning assets                    2.16%                  2.35%                  2.55%

Ratio of average interest-
 earning assets to average
 interest-bearing
 liabilities               115.02%               119.27%                122.18%



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

                                                 Year Ended September 30,
                                  2000  vs.  1999                   1999  vs.  1998
                                Increase (Decrease) Due To       Increase (Decrease) Due To
                                           Rate/                             Rate/
                        Volume     Rate  Volume    Total  Volume     Rate  Volume    Total
                                                 (Dollars in Thousands)
Interest income:
Loans receivable      $     90      (15)      (1)     74      64      (49)     (3)      12
Mortgage-backed
  securities              (141)      20       (1)   (122)    326      (58)     (9)     259
Securities              (1,195)     (91)      41  (1,245)    236      (49)     (5)     182
FHLB stock                  -         3        -       3      11       (2)     (1)       8
Other interest-earning
  assets                   684      130      260   1,074      69      (31)     (7)      31
Total interest-earning
  assets                  (562)      47      299    (216)    706     (189)    (25)     492
Interest expense:
Deposits                     7       45        -      52     219     (144)    (10)      65
Advances from FHLB           -        2        -       2     371      (14)    (10)     347
Total interest-
bearing liabilities   $      7       47        -      54     590     (158)    (20)     412

Net interest income   $                             (270)                               80


Year 2000 Readiness Disclosure

The Bank reviewed its computer applications with its outside data processing service bureau and other software vendors to ensure operational and financial systems are not adversely affected by "year 2000"
software failures.  All major customer applications are processed through an outside service bureau which has been tested.  Other major systems have been tested.  Connectivity testing between Bank and vendor systems to ensure continued compatibility has been completed.

No significant problems have been encountered with the year 2000 issue to date.  There are other reported dates which could cause software failure, and which were part of the year 2000 review and testing.  Any year 2000 compliance failure could result in additional expense to the Bank.

Liquidity and Capital Resources

The Bank's principal sources of funds are cash receipts from deposits, loan repayments by borrowers, proceeds from maturing securities, advances from the Federal Home Loan Bank and net earnings.  The
Bank has an agreement with the FHLB of Des Moines to provide cash advances, should the Bank need additional funds.  For regulatory purposes, liquidity is measured as a ratio of cash and certain investments to withdrawable deposits and short-term borrowings.  The minimum level of liquidity required by regulation is presently 4%.  The Bank's liquidity ratio at September 30, 2000, was substantially higher than the required ratio.  The Bank maintains a higher level of liquidity than required by regulation as a matter of management philosophy in order to more closely match interest-sensitive assets with interest-sensitive liabilities.  The Bank has $40.5 million in certificates due within one year and $16.9 million in other deposits without specific maturity at September 30, 2000.  Management estimates that most of the deposits will be retained or replaced by new deposits.


Financial Condition

Total assets decreased from $96.6 million at September 30, 1999 to $94.0 million at September 30,
2000.  The Bank sold all callable investments included in securities available for sale and a portion of
MBSs available for sale.  Proceeds of the sales were $34.7 million of securities and $5.8 million of
MBSs and were invested in cash and cash equivalents, and to a lesser extent, used to fund loans and deposit account withdrawals.  Loans receivable, net increased as the Bank continued to promote fixed-
rate mortgage loan originations in local market area.  Accrued interest on loans decreased due to one nonaccrual loan at September 30, 2000.  Accrued interest on MBSs and securities decreased due to lower portfolio levels.  Advances from borrowers for taxes and insurance decreased since the 1999 balance included customer deposits of insurance proceeds from a hailstorm.

The Company did not purchase any treasury stock during the year ended September 30, 2000.  While the purchase of treasury stock is believed to be beneficial to the Company and shareholders, the purchase of treasury stock reduces interest-earning assets of the Company.  Capital of the Bank is also reduced to the extent treasury stock purchases are funded by dividends from the Bank to the Company.

Commitments to originate mortgage loans are legally binding agreements to lend to the Bank's customers.  Commitments at September 30, 2000 to originate fixed-rate mortgage loans and fund loans in process were $180,000.  Loan commitments expire in 180 days or less.

Results of Operations

          Comparison of the Years Ended September 30, 2000 and September 30, 1999

Net Earnings
Net loss for the year ended September 30, 2000 was $3.1 million, compared with net earnings of
$916,000 for the year ended September 30, 1999.  The operations for 2000 were adversely affected by losses on sales of securities and MBSs which were incurred to reduce interest rate risk.

Net Interest Income
Net interest income decreased from $2.3 million for 1999 to $2.0 million for 2000.  The interest rate spread decreased from 1.53% for 1999 to 1.48% for 2000.  Securities in the amount of $34.7 million were sold in order to improve the Bank's exposure to interest rate risk. Although the rate differential between the securities sold and yield on the reinvested assets is approximately 50 basis points lower, the Bank had approximately $3.5 million less in interest-earning assets as a result of the sale.

Interest on loans receivable increased as a result of higher average loans outstanding.  Management continues to emphasize origination of fixed-rate loans.  Interest on securities, MBSs and other interest-
earning assets fluctuated due primarily to changes in average balances.  Components of interest-earning assets  change from time to time based on the availability, interest rates and other terms of loans, investments and MBSs.  Interest expense increased from $4.17 million for 1999 to $4.22 million for
2000 due to a higher average rate on deposits.  The weighted-average rate on total interest-bearing liabilities increased from 5.09% for 1999 to 5.16% for 2000.

Provision for Loan Losses
Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for loan losses based on prior loss experience, known and inherent risks in the portfolio, adverse situations which may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.  Management also considers other factors relating to the collectibility of the Bank's loan portfolio.  There was no provision for loan losses for 2000 compared to $5,000 for 1999.  The Bank had one non-accrual loan at
September 30, 2000 of $156,000 and no non-accrual loans at September 30, 1999.





Noninterest Income
Noninterest income reflects losses on sales of securities of $5.7 million and $238,000 of MBSs.
See "Qualitative Disclosures of Market Risk" for a further discussion.

Noninterest expense
Noninterest expense decreased from $935,000 for 1999 to $905,000 for 2000.  Compensation and
benefits decreased due to fewer full time employees and lower ESOP expense, partially offset by cost of living salary increases, higher MRP expense and lower loan origination fees capitalized.  ESOP expense was $94,000 and $79,000 for 1999 and 2000, respectively.  ESOP expense is affected by changes in the market price of the Company's stock.  Equipment and data processing expense decreased due primarily to slightly lower data processing charges.

Income Taxes
Income taxes decreased from $580,000 in 1999 to a credit of $1,756,000 in 2000 due to losses on securities and MBSs available for sale.

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

Provision for Loan Losses
Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for loan losses based on prior loss experience, known and other risks in the portfolio, adverse situations which may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.  Management also considers other factors relating to the collectibility of the Bank's loan portfolio.  The provision for loan losses was $5,000 for the year ended September 30, 1999.  No provision for loan losses was recorded for the year ended September 30, 1998.  There were no non-accrual loans at September 30, 1999 or
1998.

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
                                      (314) 432-0996






Report of Independent Auditors

The Board of Directors
Perry County Financial Corporation
Perryville, Missouri

We have audited the accompanying consolidated balance sheets of Perry County Financial Corporation and subsidiary (Company), as of September 30, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2000.  These consolidated financial statements are the responsibility of the
Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perry County Financial Corporation and subsidiary as of September
30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000 in conformity with generally accepted accounting principles.





St. Louis, Missouri
November 29, 2000





                     PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                                Consolidated Balance Sheets

                                September 30, 2000 and 1999


      Assets                                                         2000         1999

Cash and cash equivalents                                     $  33,551,233     2,702,394
Securities available for sale, at market value (amortized
  cost of $4,938,404 and $40,689,812)                             4,950,056    37,598,925
Federal Home Loan Bank Stock                                        750,000       750,000
Mortgage-backed securities available for sale, at market
  value (amortized cost of $35,125,029 and $37,243,056)          34,265,602    36,491,591
Loans receivable, net                                            17,685,109    16,600,996
Premises and equipment, net                                         288,416       311,740
Accrued interest receivable:
  Securities                                                         98,201       497,458
  Mortgage-backed securities                                        196,629       203,805
  Loans receivable                                                   72,530        79,191
Deferred tax asset                                                1,104,907     1,325,803
Refundable income taxes                                             948,636         -
Other assets                                                         37,905        55,047
      Total assets                                            $  93,949,224    96,616,950

  Liabilities and Stockholders' Equity

Deposits                                                      $  66,608,646    67,747,445
Accrued interest on deposits                                        156,265       151,751
Advances from FHLB of Des Moines                                 15,000,000    15,000,000
Advances from borrowers for taxes and insurance                     225,469       288,846
Other liabilities                                                    82,289        89,218
Accrued income taxes                                                 30,485       122,812
      Total liabilities                                          82,103,154    83,400,072
Commitments and contingencies
Stockholders' equity:
  Serial preferred stock, $.01 par value; 1,000,000 shares
    authorized; shares issued and outstanding - none                   -             -
  Common stock, $.01 par value; 5,000,000 shares
    authorized; 856,452 shares issued                                 8,565         8,565
  Additional paid-in capital                                      8,254,013     8,220,541
  Common stock acquired by ESOP                                    (409,305)     (455,275)
  Common stock acquired by MRP                                      (50,934)     (141,056)
  Unrealized loss on securities available for sale, net            (534,098)   (2,420,682)
  Treasury stock, at cost, 114,524 shares                        (2,193,325)   (2,193,325)
  Retained earnings - substantially restricted                    6,771,154    10,198,110
      Total stockholders' equity                                 11,846,070    13,216,878
      Total liabilities and stockholders' equity              $  93,949,224    96,616,950

See accompanying notes to consolidated financial statements.




                     PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                           Consolidated Statements of Operations

                       Years Ended September 30, 2000, 1999 and 1998

                                                          2000         1999        1998
Interest income:
  Loans receivable                                  $  1,294,618   1,219,136    1,207,200
  Mortgage-backed securities                           2,187,965   2,310,106    2,050,704
  Securities                                           1,347,567   2,589,063    2,399,372
  Other interest-earning assets                        1,416,828     344,408      313,014
      Total interest income                            6,246,978   6,462,713    5,970,290
Interest expense:
  Deposits:
    NOW                                                   82,321      78,258       72,783
    Passbook accounts                                    106,224     113,732      111,277
    Money market deposit accounts                        455,459     439,222      360,078
    Certificates                                       2,736,739   2,697,518    2,719,639
  Advances from FHLB                                     839,309     837,055      489,964
      Total interest expense                           4,220,052   4,165,785    3,753,741
      Net interest income                              2,026,926   2,296,928    2,216,549
Provision for loan losses                                  -           5,000         -
      Net interest income after provision for
       loan losses                                     2,026,926   2,291,928    2,216,549
Noninterest income:
  Service charges on NOW accounts                         24,548      24,397       29,283
  Loss on sale of securities available for sale       (5,747,625)       -            -
  Gain (loss) on sale of mortgage-backed securities
    available for sale                                  (238,216)    106,287        3,760
  Other                                                    6,323       8,337        5,860
      Total noninterest income                        (5,954,970)    139,021       38,903
Noninterest expense:
  Compensation and benefits                              601,176     607,544      595,638
  Occupancy expense                                       28,860      29,508       31,169
  Equipment and data processing expense                   91,594      94,339       84,704
  SAIF deposit insurance premium                          20,577      38,643       38,209
  Other                                                  163,234     164,993      172,525
      Total noninterest expense                          905,441     935,027      922,245
      Earnings (loss) before income taxes             (4,833,485)  1,495,922    1,333,207
Income taxes:
  Current                                               (868,489)    611,935      525,826
  Deferred                                              (887,096)    (32,000)         670
      Total income taxes                              (1,755,585)    579,935      526,496
      Net earnings (loss)                           $ (3,077,900)    915,987      806,711

Basic earnings (loss) per common share              $      (4.41)       1.23         1.04

Diluted earnings (loss) per common share            $      (4.41)       1.22         1.03

See accompanying notes to consolidated financial statements.



                      PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                       Consolidated Statements of Stockholders' Equity

                        Years Ended September 30, 2000, 1999 and 1998



                                      Common      Common
                                     Additional   Stock         Stock
                              Common   Paid-in    Acquired      Acquired
                               Stock   Capital    by ESOP       by MRP

Balance at
September 30, 1997           $ 8,565   8,110,852   (547,216)    (257,269)
Net earnings                   -           -          -            -
Reclass of gains in-
 cluded in operations          -           -          -            -
Unrealized holding gains       -           -          -            -
Comprehensive earnings
Shares issued under MRP        -           3,312      -          (12,062)
Amortization of MRP
 awards                        -           -          -           80,301
Cash dividends of $.40
 per share                     -           -          -            -
Amortization of ESOP
 awards                        -          56,601     45,970        -
Treasury stock purchased       -           -          -            -
Balance at
 September 30, 1998            8,565   8,170,765   (501,246)    (189,030)
Net earnings                   -           -          -            -
Reclass of gains in-
 cluded in operations          -           -          -            -
Unrealized holding losses      -           -          -            -
Comprehensive earnings
Shares issued under MRP        -          1,318       -          (32,528)
Amortization of MRP
 awards                        -           -          -           80,502
Cash dividends of $.50
 per share                     -           -          -            -
Amortization of ESOP
 awards                        -         48,458     45,971         -
Treasury stock purchased       -          -          -             -
Balance at
September 30, 1999            8,565   8,220,541   (455,275)     (141,056)
Net earnings (loss)            -          -          -             -
Reclass of loss in-
 cluded in operations          -          -          -             -
Unrealized loss on
 securities available for
 sale, net                     -          -          -             -
Comprehensive loss
Amortization of MRP
 awards                        -          -          -            90,122
Cash dividends of $.50
 per share                     -          -          -             -
Amortization of ESOP
 awards                        -        33,472      45,970         -
Treasury stock purchased       -         -           -             -
Balance at
September 30, 2000          $ 8,565  8,254,013    (409,305)      (50,934)
                                                                 (Continued)


See accompanying notes to consolidated financial statements.



                      PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                       Consolidated Statements of Stockholders' Equity

                        Years Ended September 30, 2000, 1999 and 1998


                            Unrealized
                           Gain (Loss)
                          on Securities                            Total
                            Available   Treasury    Retained     Stockholders'
                            For Sale     Stock      Earnings       Equity

Balance at
September 30, 1997      $     (9,153)   (499,815)    9,242,636   16,048,600
Net earnings                   -           -           806,711      806,711
Reclass of gains in-
 cluded in operations         (2,369)      -             -           (2,369)
Unrealized holding gains     347,472       -             -          347,472
Comprehensive earnings                                            1,151,814
Shares issued under MRP        -           8,750         -            -
Amortization of MRP
 awards                        -           -             -           80,301
Cash dividends of $.40
 per share                     -           -         (386,838)     (386,838)
Amortization of ESOP
 awards                        -           -             -          102,571
Treasury stock purchased       -        (117,750)        -         (117,750)
Balance at
September 30, 1998           335,950    (608,815)   9,662,509    16,878,698
Net earnings                   -           -          915,987       915,987
Reclass of gains in-
 cluded in operations        (66,961)      -            -           (66,961)
Unrealized holding losses (2,689,671)      -            -        (2,689,671)
Comprehensive earnings                                           (1,840,645)
Shares issued under MRP-       -          31,210        -             -
Amortization of MRP
 awards                        -           -            -            80,502
Cash dividends of $.50
 per share                     -           -         (380,386)     (380,386)
Amortization of ESOP
 awards                        -           -            -            94,429
Treasury stock purchased       -      (1,615,720)       -        (1,615,720)
Balance at
September 30, 1999        (2,420,682) (2,193,325)  10,198,110    13,216,878
Net earnings (loss)            -           -       (3,077,900)   (3,077,900)
Reclass of loss in-
 cluded in operations      3,950,655       -            -         3,950,655
Unrealized loss on
 securities available for
 sale, net                (2,064,071)      -            -        (2,064,071)
Comprehensive loss                                               (1,191,316)
Amortization of MRP
 awards                        -           -            -            90,122
Cash dividends of $.50
per share                      -           -         (349,056)     (349,056)
Amortization of ESOP
 awards                        -           -            -            79,442
Treasury stock purchased       -           -            -             -
Balance at
September 30, 2000        $(534,098)  (2,193,325)   6,771,154    11,846,070


See accompanying notes to consolidated financial statements.


                      PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                            Consolidated Statements of Cash Flows

                        Years Ended September 30, 2000, 1999 and 1998

                                                           2000        1999        1998
Cash flows from operating activities:
  Net earnings (loss)                                 $(3,077,900)   915,897      806,711
  Adjustments to reconcile net earnings (loss) cash
    provided by (used for) operating activities:
    Depreciation expense                                  27,189      28,026       18,068
    Provision for loan loss                                    -       5,000         -
    ESOP expense                                          79,442      94,429      102,571
    MRP expense                                           90,122      80,502       80,301
    Amortization of premiums, discounts and loan
     fees, net                                          (310,937)   (509,013)    (318,244)
    Loss (gain) on sale of mortgage-backed securities
     available sale                                      238,216    (106,287)      (3,760)
    Loss on sale of securities available for sale      5,747,625        -            -
    Decrease (increase) in:
      Accrued interest receivable                        413,094     (86,017)      14,560
      Refundable income taxes                           (948,636)       -            -
      Other assets                                        17,142      10,102      (32,971)
    Increase (decrease) in:
      Accrued interest on deposits                         4,514       7,670       21,925
      Other liabilities                                   (6,929)     35,238       28,344
      Accrued income taxes                               (92,327)     50,977      (15,846)
      Deferred income tax asset/liability               (887,096)    (32,000)         670
        Net cash provided by (used for) operating
         activities                                    1,293,519     494,614      702,329
Cash flows from investing activities:
  Loans originated, net of principal collections      (1,082,941)   (836,864)  (1,854,251)
  Mortgage-backed securities available for sale:
      Purchased                                       (8,532,881)(16,802,234) (10,036,213)
      Principal collections                            4,631,931   9,162,197    5,944,652
      Proceeds from sale                               5,787,068   4,195,315      901,069
  Securities available for sale:
      Purchased                                       (4,899,173)(21,157,634) (27,477,856)
      Proceeds from maturity or call                     500,000  14,149,666   29,377,989
      Proceeds from sale                              34,706,413        -         800,000
  Purchase of FHLB stock, net of redemption                -            -        (148,500)
  Purchase of premises and equipment                      (3,865)     (6,443)     (63,896)
        Net cash provided by (used for) investing
         activities                                   31,106,552 (11,295,997)  (2,557,006)
Cash flows from financing activities:
  Net increase (decrease) in:
    Deposits                                          (1,138,799)  3,596,732    3,079,639
    Advances from borrowers for taxes and insurance      (63,377)    106,637       23,973
  Advances from FHLB                                       -            -      18,000,000
  Repayment of advances from FHLB                          -            -      (9,500,000)
  Purchase of treasury shares                              -      (1,615,720)    (117,750)
  Dividends paid to stockholders                        (349,056)   (380,386)    (386,838)
        Net cash provided by (used for) financing
         activities                                   (1,551,232)  1,707,263   11,099,024
Net increase (decrease) in cash and cash equivalents  30,848,839  (9,094,120)   9,244,347
Cash and cash equivalents at beginning of year         2,702,394  11,796,514    2,552,167
Cash and cash equivalents at end of year            $ 33,551,233   2,702,394   11,796,514
Supplemental disclosures of cash flow information:
Cash paid during the period for:
  Interest on deposits                              $  3,376,229   3,321,060    3,241,852
  Interest on advances from FHLB                         839,309     837,055      489,964
  Federal income taxes                                   152,340     503,481      476,320
  State income taxes                                      20,000      57,476       65,352

See accompanying notes to consolidated financial statements.


                        PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                           Notes to Consolidated Financial Statements

                                 September 30, 2000 and 1999 and
                          Years Ended September 30, 2000, 1999 and 1998



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

    b. For purposes of reporting cash flows, cash and cash equivalents include cash and due from depository institutions and interest-bearing deposits in other depository institutions with original maturities of three months or less.  Interest-bearing deposits in other depository institutions were $33,315,296 and $2,450,022 at September 30, 2000 and 1999,
         respectively.

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

    e. Specific valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs under the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118,
         "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures."
         The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis.  The types of loans for which impairment is measured under SFAS No. 114 and No. 118 include nonaccrual income property loans (excluding those loans included in the homogenous portfolio which are collectively reviewed for impairment), large, nonaccrual single family loans and troubled debt



                         PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                          Notes to Consolidated Financial Statements


         restructurings.  Such loans are placed on nonaccrual status at the point they become contractually delinquent more than 90 days.  Impairment losses are recognized through an increase in the allowance for loan losses.  There were no impaired loans under SFAS No. 114 and No. 118 at September 30, 2000 or 1999.

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



                               PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                                  Notes to Consolidated Financial Statements


    l. The following paragraphs summarize the impact of new accounting pronouncements:

       In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and
         Hedging Activities."  The statement establishes standards for accounting and reporting of derivative instruments, including derivative instruments embedded in another type of contract and for hedging activities.  The statement further requires that all derivatives should be recognized as either assets or liabilities and measured at the fair value.  The accounting for changes in the fair value, or gains or losses, of a derivative depends on the use of the derivative and resulting designation.  SFAS No. 133, as amended by SFAS No. 137 and No.
         138 is effective for fiscal years beginning after June 15, 2000.  SFAS No. 133 is not expected to affect the financial position or results of the operations of the Bank.

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

    The Bank is a party to financial instruments with off-balance-sheet risk  in the normal course of business to meet the financing needs of its customers.  These financial instruments generally include commitments to originate mortgage loans.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.  The Bank's maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable



                           PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                            Notes to Consolidated Financial Statements


      of those instruments.  The Bank minimizes this risk by evaluating each borrower's creditworthiness on a case-by-case basis.  Generally, collateral held by the Bank consists of a first or second mortgage on the borrower's property.  The amount of collateral obtained is based upon an appraisal of the property.  The Bank offers adjustable-rate loans and fixed-rate loans.
      Commitments at September 30, 2000 to originate fixed-rate mortgage loans and fund loans in process were $180,000 expiring in 180 days or less.

(3)  Securities:
     Securities are summarized as follows:

                                                              2000
                                      Amortized     Unrealized   Unrealized      Market
                                          Cost         Gains       Losses         Value
     Available for sale:
      Debt securities - Federal
        agency obligations         $   4,938,404       13,455        (1,803)    4,950,056

     Weighted-average rate                  6.48%

                                                              1999
                                      Amortized     Unrealized   Unrealized      Market
                                          Cost         Gains       Losses         Value
     Available for sale:
      Debt securities - Federal
        agency obligations         $  40,689,812         -       (3,090,887)   37,598,925

     Weighted-average rate                  6.78%

     Maturities of debt securities available for sale are summarized as follows:

                                                                            2000
                                                                 Amortized       Market
                                                                     Cost         Value

      Due in one year or less                                 $   1,993,709     1,992,106
      Due after one year through five years                       2,944,696     2,957,950
                                                              $   4,938,404     4,950,056

     Proceeds from sales of securities available for sale and gross realized gains and losses on these sales are summarized as follows:
                                                          2000         1999       1998

      Proceeds from sale                           $  34,706,413        -         800,000

      Gross realized gains                         $       -            -            -
      Gross realized losses                           (5,747,625)       -            -
        Net gains (losses)                         $  (5,747,625)       -            -


                             PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                              Notes to Consolidated Financial Statements


(4) Mortgage-backed Securities:
    Mortgage-backed securities are summarized as follows:

                                                               2000
                                        Amortized    Unrealized   Unrealized     Market
                                            Cost        Gains       Losses        Value
    Available for sale:
    Mortgage-participation certificates:
      FHLMC                          $   2,298,575        8,575       (8,578)   2,298,572
      GNMA                              22,665,315       22,137     (721,658)  21,965,794
      FNMA                              10,161,139       14,797     (174,699)  10,001,237
                                     $  35,125,029       45,509     (904,935)  34,265,602

    Weighted-average rate                     6.86%

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

    Mortgage-backed securities with a market values of $6,224,000 and $1,663,000 were pledged as collateral to secure advances from FHLB of Des Moines and certain deposits, respectively, at
      September 30, 2000.  Adjustable-rate mortgage and balloon loans included in mortgage-backed securities at September 30, 2000 and 1999 were approximately $9,800,000 and $9,187,000, respectively.

    Proceeds from sales of mortgage-backed securities available for sale and gross realized gains and losses on these sales are summarized as follows:

                                                          2000         1999       1998

      Proceeds from sale                            $  5,787,068   4,195,315      901,069

      Gross realized gains                          $        933     106,287       10,267
      Gross realized losses                             (239,149)       -          (6,507)
        Net gains (losses)                          $   (238,216)    106,287        3,760




                             PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                              Notes to Consolidated Financial Statements


(5)  Loans Receivable, Net
     Loans receivable, net are summarized as follows:
                                                                    2000          1999
     Real estate loans:
      Single, 1-4 family units                                $  15,516,189    14,379,196
      Multi-family, 5 or more units                                  13,521        26,892
      Construction                                                  656,000     1,029,840
      Land                                                          620,469       637,905
      Commercial                                                    904,596       617,844
     Loans secured by deposit accounts                              302,684       279,953
                                                                 18,013,459    16,971,630
     Loans in process                                              (283,393)     (329,405)
     Deferred loan fees                                             (14,956)      (11,229)
     Allowance for losses                                           (30,000)      (30,000)
                                                              $  17,685,109    16,600,996

     Weighted-average rate                                             7.61%         7.51%

     Real estate construction loans at September 30, 2000, are secured primarily by single, 1-4 family units.  Adjustable-rate loans included in the loan portfolio amounted to $401,000 and $504,000 at September 30, 2000 and 1999, respectively.

     Following is a summary of activity in allowance for losses:

                                                              2000      1999       1998

      Balance, beginning of year                         $   30,000     25,000     25,000
      Provision charged to expense                             -         5,000       -
      Balance, end of year                               $   30,000     30,000     25,000

     The Bank had one non-accrual loan at September 30, 2000 of $156,000 and no non-accrual loans at September 30, 1999.

     Following is a summary of loans in excess of $60,000 to directors and executive officers for the year ended September 30, 2000:

      Balance, September 30, 1999                                   $  255,724
        Repayments                                                     (10,717)
      Balance, September 30, 2000                                   $  245,007

     These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.



                            PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                             Notes to Consolidated Financial Statements


(6)  Premises and Equipment, Net
     Premises and equipment, net are summarized as follows:
                                                                        2000      1999

      Land                                                          $   46,972     46,972
      Building and improvements                                        350,356    350,356
      Furniture, fixtures and equipment                                179,369    175,504
                                                                       576,697    572,832
      Less accumulated depreciation                                    288,281    261,092
                                                                    $  288,416    311,740

     Depreciation expense for the years ended September 30, 2000, 1999 and 1998 was $27,189,
      $28,026 and $18,068, respectively.

(7)  Deposits
     Deposits are summarized as follows:

        Description and interest rate                                2000          1999

      Noninterest-bearing checking                            $      41,365        59,200
      NOW accounts, 2.25%                                         3,589,135     3,467,695
      Savings accounts, 2.75%                                     3,635,446     4,075,051
      Money market deposit accounts, 4.96% and
        4.72%, respectively                                       9,552,650    10,045,753
          Total transaction accounts                             16,818,596    17,647,699
      Certificates:
        2.01 - 3.00%                                                130,558       120,000
        3.01 - 4.00%                                                   -             -
        4.01 - 5.00%                                              2,599,279    13,790,019
        5.01 - 6.00%                                             21,996,230    34,680,622
        6.01 - 7.00%                                             21,450,929     1,509,105
        7.01 - 8.00%                                              3,613,053          -
          Total certificates, 5.29% and 5.29%, respectively      49,790,050    50,099,746
          Total deposits                                      $  66,608,646    67,747,445

      Weighted-average rate - deposits                                 5.47%         4.98%

      Certificate maturities at September 30, 2000 are summarized as follows:

        October 1, 2000 to September 30, 2001                 $  40,516,246
        October 1, 2001 to September 30, 2002                     6,789,406
        October 1, 2002 to September 30, 2003                     1,797,828
        October 1, 2003 to September 30, 2004                       491,132
        October 1, 2004 to September 30, 2005                       195,438
                                                              $  49,790,050


                          PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                           Notes to Consolidated Financial Statements


     Certificates of deposits of $100,000 or more at September 30, 2000 are summarized as follows:

      Maturing in:
        Three months or less                                  $   3,131,635
        Over three through six months                             2,581,837
        Over six through twelve months                            2,085,882
                                                              $   7,799,354

(8)  Advances from FHLB of Des Moines
     Advances from Federal Home Loan Bank of Des Moines are summarized as follows:

                           Interest
         Maturity Date       Rate          Initial Call Date      2000            1999

      May 8, 2008            5.62%     May 8, 2003            $   5,500,000     5,500,000
      July 15, 2008          5.52%     July 15, 2003              8,000,000     8,000,000
      September 11, 2008     4.99%     September 11, 2001         1,500,000     1,500,000
                                                              $  15,000,000    15,000,000

     Advances from Federal Home Loan Bank of Des Moines were secured by FHLB stock, certain mortgage-backed securities and single-family mortgage loans of $11,795,039.  See also notes
      3 and 4.  All advances at September 30, 2000 are subject to call at the dates indicated and every three months thereafter.

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

     Income taxes are summarized as follows:
                                                           2000         1999       1998
      Current:
        Federal                                        $   (823,346)   541,860    462,655
        State                                               (45,143)    70,075     63,171
                                                           (868,489)   611,935    525,826
      Deferred:
        Federal                                            (883,014)   (34,000)     1,639
        State                                                (4,082)     2,000       (969)
                                                           (887,096)   (32,000)       670
                                                       $ (1,755,585)   579,935    526,496

     The Bank has an net operating loss carryforward for Federal income tax purposes of $2,300,000 which expires in 2020.


                             PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                              Notes to Consolidated Financial Statements


     Total income tax expense is different than the amounts computed by applying the federal rate of
      34% in the years ending September 30, 2000, 1999 and 1998 to earnings (loss) before taxes as a result of the following:
                                                           2000         1999       1998

      Expected income tax expense at Federal tax rate  $ (1,643,384)   508,613    453,291
      ESOP compensation expense                              11,380     16,475     19,244
      State income tax, net of Federal tax benefit          (45,143)    45,718     41,664
      Other                                                 (78,438)     9,129     12,297
                                                       $ (1,755,585)   579,935    526,496

      Effective tax rate                                     (36.3)%      38.8%      39.5%

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

     The components of the net deferred tax asset (liability) are summarized as follows:

                                                                      2000         1999
      Deferred tax asset:
        Allowance for loan losses                               $     11,100       11,100
        Unrealized loss on securities and MBSs available for sale    313,677    1,421,670
        Net operating loss carryforward                              845,787        -
        Book over tax ESOP and MRP expense, net                       46,695       42,224
          Deferred tax asset                                       1,217,259    1,474,994
      Deferred tax liability:
        Tax bad debt reserves arising after December 31, 1987       (107,986)    (144,825)
        FHLB stock dividend                                           (4,366)      (4,366)
          Deferred tax liability                                    (112,352)    (149,191)
          Net deferred tax asset (liability)                    $  1,104,907    1,325,803

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


                            PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                             Notes to Consolidated Financial Statements


     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.  Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank's capital amounts and classifications are also subject to quantitative judgments by the regulators about components, risk-weightings and other factors.  At September 30, 2000, the Bank met all capital adequacy requirements.  The Bank is also subject to the regulatory framework for prompt corrective action.  The most recent notification from the regulatory agencies categorized the Bank as well capitalized.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table.  There are no conditions or events since the dates of the aforementioned notifications that management believes have changed the Bank's category.

     The Bank's actual and required capital amounts and ratios at September 30, 2000 are as follows:

                                                        Minimum Required     Minimum Required
                                                          for Capital          to be "Well
                                        Actual             Adequacy            Capitalized"
                                    Amount       Ratio   Amount      Ratio   Amount      Ratio
                                                       (Dollars in Thousands)
Consolidated stockholders' equity    $11,846
Stockholders' equity of Company       (1,281)
Deferred tax asset - limited            (901)
Unrealized loss on securities            534
Tangible capital                      10,198     11.0%    $1,392      1.5%
General valuation allowance               30
Total capital to risk-weighted
 assets                              $10,228     46.5%    $1,759      8.0%    $2,199     10.0%

Tier 1 capital to risk-weighted-
 assets                              $10,198     46.4%      $880      4.0%    $1,319      6.0%

Tier 1 capital to total assets       $10,198     11.0%    $3,711      4.0%    $4,639      5.0%

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



                           PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                            Notes to Consolidated Financial Statements


    Following is a summary of basic and diluted earnings (loss) per common share for the year ended
      September 30, 2000, 1999 and 1998:

                                                          2000         1999        1998

          Net earnings (loss)                       $ (3,077,900)    915,987      806,711

          Weighted-average shares - Basic EPS            698,699     746,260      775,325
          Stock options - treasury stock method            -           2,883        8,352
          Weighted-average shares - Diluted EPS          698,699     749,143      783,677

          Basic earnings (loss) per common share    $      (4.41)       1.23         1.04

          Diluted earnings (loss) per common share  $      (4.41)       1.22         1.03

      Options to purchase 49,387 shares of common stock at $19.00 per share were outstanding during the year ended September 30, 2000, but were not included in the computation of diluted earnings (loss) per share since the exercise price was greater than the average market price of the common stock.

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

     Dividends on allocated shares are charged to stockholders' equity.  Dividends on unallocated shares are recorded as a reduction to the ESOP loan.  ESOP expense for 2000, 1999 and 1998 was $79,442, $94,429 and $102,571, respectively.  The number of ESOP shares were as follows:

                                                           2000       1999

        Allocated shares                                 20,022     16,398
        Shares released for allocation                    4,597      4,597
        Unreleased shares                                40,931     45,528
        Total ESOP shares                                65,550     66,523


                          PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                           Notes to Consolidated Financial Statements


     The fair value of unreleased ESOP shares based on market price of the Company's stock was
      $696,000 at September 30, 2000.

     On January 16, 1996, the stockholders of Perry County Financial Corporation ratified the 1995
      Stock Option and Incentive Plan (Stock Option Plan).  Of the 85,645 shares reserved for issuance under the Stock Option Plan, 70,798 shares were awarded in January, 1996, and the remainder are available for future awards.  The stock options were awarded at $19 per share which was equal to the market value of the Company's common stock at the date of grant.
      During 1997, 21,411 shares of common stock were issued under the stock option plan.  At
      September 30, 2000, 1999 and 1998, there were 49,387 shares outstanding.  At September
      30, 2000 there were 39,510 shares exercisable.  The Bank has estimated the fair value of awards granted under its stock option plan utilizing the Black-Scholes pricing model.  Had the
      Company determined compensation expense based on the fair value of its stock options at the grant date under SFAS No. 123, the Company's net earnings and diluted earnings per common share would have been reduced to the proforma amounts indicated below:

                                                             2000        1999       1998

      Reported net earnings (loss)                   $   (3,077,900)   915,987    806,711
      Proforma net earnings (loss)                   $   (3,111,937)   881,950    772,674
      Reported diluted earnings (loss) per share     $        (4.41)      1.22       1.03
      Proforma diluted earnings (loss) per share     $        (4.45)      1.18        .99

     The fair value of each stock option granted during 1996 was $5.47, using a risk-free interest rate of 5.49%, expected volatility of 34%, expected dividend yield of 4% and expected life of the stock options of 7 years.

     On January 16, 1996, the stockholders ratified the Management Recognition and Retention Plan
      (MRP).  Of the 34,258 shares reserved for issuance under the MRP, 29,114 shares were awarded in January, 1996, to directors, executive officers and employees and an additional 500 shares were awarded in November, 1997 and 1,712 in November, 1998.  The remainder are available for future awards.  Compensation expense in the amount of the fair market value of the common stock at the date of grant is recognized pro rata over a five year period following the date of grant of the award.  The Plan provides for accelerated vesting under certain circumstances.  MRP expense for 2000, 1999 and 1998 was $90,122, $80,502 and $80,301,
      respectively.



                            PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                             Notes to Consolidated Financial Statements


(12) Condensed Parent Company Only Financial Statements
     The following condensed balance sheets and condensed statements of operations and cash flows for Perry County Financial Corporation should be read in conjunction with the consolidated financial statements and the notes thereto.

                                      BALANCE SHEETS

                                                                          September 30,
         Assets                                                      2000          1999

      Cash and cash equivalents                               $     845,511     1,129,331
      ESOP note receivable                                          477,697       515,961
      Accrued interest receivable                                       145          -
      Other assets                                                   12,049        24,376
      Investment in subsidiary                                   10,564,803    11,621,356
        Total assets                                          $  11,900,205    13,291,024

        Liabilities and Stockholders' Equity

      Other liabilities                                       $      54,135        74,146
        Total liabilities                                            54,135        74,146
      Stockholders' equity                                       11,846,070    13,216,878
        Total liabilities and stockholders' equity            $  11,900,205    13,291,024


                                 STATEMENTS OF OPERATIONS

                                                             Year Ended September 30,
                                                          2000         1999        1998

      Equity in earnings (loss) of the Bank         $ (3,112,701)    434,591      303,598
      Dividend from Bank                                   -         428,226      428,226
      Interest income                                     91,840     135,199      190,918
      Other income                                         -            -           2,300
      Other expenses                                     (38,904)    (54,639)     (79,753)
      Income taxes                                       (18,135)    (27,390)     (38,578)
        Net earnings (loss)                         $ (3,077,900)    915,987      806,711



                            PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                             Notes to Consolidated Financial Statements


                                  STATEMENTS OF CASH FLOWS

                                                             Year Ended September 30,
                                                          2000         1999        1998
     Cash flows from operating activities:
      Net earnings (loss)                           $ (3,077,900)    915,987      806,711
      Adjustments to reconcile net earnings (loss)
        to net cash provided by (used for)
        operating activities:
          Equity in earnings of the Bank               3,112,701    (862,817)    (731,824)
          Dividend from Bank                               -         428,226      428,226
          Other, net                                      (7,829)     58,829       24,461
             Net cash provided by (used for)
              operating activities                        26,972     540,225      527,574
     Cash flows from investing activities:
      Principal collected on loan to ESOP                 38,264      35,837       33,565
      Purchase of securities available for sale            -            -      (1,000,000)
      Securities available for sale - matured              -       1,000,000    1,000,000
      Securities available for sale - sold                 -            -         800,000
             Net cash provided by (used for)
              investing activities                        38,264   1,035,837      833,565
     Cash flows from financing activities:
      Treasury stock purchased                             -      (1,615,720)    (117,750)
      Dividends paid                                    (349,056)   (380,386)    (386,838)
             Net cash provided by (used for)
              financing activities                      (349,056) (1,996,106)    (504,588)
     Net increase (decrease) in cash and cash
      equivalents                                       (283,820)   (420,044)     856,551
     Cash and cash equivalents at beginning of year    1,129,331   1,549,375      692,824
     Cash and cash equivalents at end of year       $    845,511   1,129,331    1,549,375

(13) Fair Value of Financial Instruments
     The carrying amounts and estimated fair values of financial instruments are summarized as follows:

                                                2000                        1999
                                       Carrying          Fair      Carrying          Fair
                                        Amount         Value        Amount        Value

     Non-trading instruments and
      nonderivatives:
      Cash and cash equivalents    $  33,551,233   33,551,233     2,702,394     2,702,394
      Securities available for sale    4,950,056    4,950,056    37,598,925    37,598,925
      Stock in FHLB of Des Moines        750,000      750,000       750,000       750,000
      Mortgage-backed securities
        available for sale            34,265,602   34,265,602    36,491,591    36,491,591
      Loans receivable, net           17,685,109   17,486,962    16,600,996    16,371,902
      Accrued interest receivable        367,360      367,360       780,454       780,454
      Deposits                        66,608,646   66,427,700    67,747,445    67,537,475
      Accrued interest on deposits       156,265      156,265       151,751       151,751
      Advances from FHLB of
        Des Moines                    15,000,000   14,571,000    15,000,000    15,031,000



                              PERRY COUNTY FINANCIAL CORPORATION AND SUBSIDIARY

                               Notes to Consolidated Financial Statements


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

     The carrying amount of accrued interest approximates fair value.

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
